FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS
Item

1	Press Release, dated October 26, 2006, entitled “Santander’s net attributable income rose 28% to EUR 4.947 billion in the first nine months of 2006”

2	Presentation, dated October 26, 2006, entitled “ Activity and Results January – September 2006”

3	Santander Group Financial Report January – September 2006

4	Santander Group January – September 2006 Results

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Press Release	ITEM 1

Santander’s net attributable income rose 28% to EUR 4.947 billion in the first nine months of 2006

Revenue rose by 17%, more than double the increase in costs, which grew by 7%, allowing net operating income to rise by 30%.

Profit in the third quarter was EUR 1,731 million, up 30% compared to the same quarter of 2005 and the highest quarterly profit ever registered by the Group.

Profit was underpinned by business strength in all units, in Europe as well as in Latin America. Loans grew by 18% and customer funds by 9%.

In Continental Europe, net attributable income rose by 16% to EUR 2,609 million, due to growth of 27% in loans and 15% in customer funds.

In Latin America, net attributable income increased by 33% to EUR 1,799 million. In dollars, the region’s operating currency, earnings rose by 31%, with growth of 23% in loans and 21% in customer funds in local currencies.

Abbey net attributable income rose 31%, to EUR 743 million, with increases of 4% in loans and 10% in customer funds in sterling, on a like-for-like basis.

The non-performing loan rate was 0.83%, compared to 0.93% at the end of September, 2005. NPL coverage rose to 186% from 174% a year earlier.

The efficiency ratio improved by five points to 47.6% as revenues grew by double the pace of costs.

Return on equity (ROE) improved by two points and earnings per share (EPS) for the three quarters amounted to 0.79 euros, up 27.4%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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Madrid, October 26th, 2006 - Grupo Santander registered net attributable profit of EUR 4,947 million in the first nine months of 2006, an increase of 28% from the same period in 2005. This result is in line with the goal of finishing the year with an ordinary attributable profit of EUR 6,500 million announced by Chairman Emilio Botín in the Shareholders Meeting of June 17th.

Attributable profit for the third quarter rose by 30% from the same year-earlier period to a record EUR 1,731 million. This amount represents recurring attributable profit greater than that obtained in all of 1999.

Earnings in the first nine months of 2006 were underpinned by strong growth in business volumes (18% in loans and 9% in customer funds), in line with the increase in revenues (17%), which was twice the rate of growth in costs (7%). As a result, net operating income rose by 30%. After increased provisions to reflect the rise in volumes in the most profitable segments, which also have higher risk premiums, and in corporate banking in Spain, net attributable profit rose 28%. The comparisons with 2005 are affected by the evolution of currencies in Latin America, which added around three percentage points to the Group’s profit growth.

This growth has been achieved together with improvement in all business ratios. Credit quality (through fewer NPLs and greater provisions), return on equity (ROE rose by 2.2 points, to 18.6%), and efficiency (costs as a percentage of income fell 5 points to 47.6%) all improved. At the same time, growth in profit translated directly into growth in earnings per share (EPS), which rose by 27.4% .

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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Results

Continental Europe generated 51% of Group profit, Latin America 35% and the United Kingdom (Abbey) 14%. Group profit in Continental Europe rose by 16% to EUR 2,609 million, with growth of 22% in net operating income. The largest contribution came from the Santander branch network in Spain, with EUR 1,051 million (up 10%), followed by Banesto, EUR 448 million (up 16%), Santander Consumer Finance, with EUR 423 million (up 20%) and Portugal, with EUR 327 million (up 22%).

The Santander branch network is investing in further quality enhancements and customer satisfaction, through its “We Want to Be Your Bank” plan, its ambitious programme for opening new branches, and the completion of the roll-out of the Partenón core banking platform. Costs grew by just 1% despite the addition of 151 branches to the network since September of 2005. As a result, net operating income rose 14%, against an increase of 8% in net operating revenue.

In Latin America, revenues grew by 26% and costs by 12%, resulting in an increase in net operating income of 42% in dollars. Provisions increased due to the strong growth in volumes, focused on the most profitable loans, which in general require higher provisions, resulting in an increase in profit of 31%, to US$ 2,237 million. The largest contribution came from Brazil, with a profit of US$ 745 million (up 26%), followed by México, with US$ 487 million (up 37%) and Chile with US$ 448 million (up 47%). In euros, profit for the region rose 33% to EUR 1,799 million.

In the United Kingdom, Abbey registered attributable profit in the first nine months of EUR 743 million, an increase of 31% from the same period of 2005. This performance was driven by a 4% increase in revenue together with a 12% reduction in costs, resulting in a 34% increase in net operating income.

By businesses’ contribution to earnings, Retail Banking activities accounted for 77% of profit before tax, or EUR 5,731 million, a 24% increase. Global Wholesale Banking, which represents 15% of the Group’s pre-tax earnings, contributed EUR 1,084 million, up 18%. Asset Management and Insurance, with an 8% contribution to the Group’s profit, registered pre-tax profit of EUR 626 million, up 18%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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Business

Santander closed September, 2006, with EUR 961,093 million in funds under management, an increase of 3%. Of this total, EUR 798,540 million is on the balance sheet, which grew 2%, and the rest were off-balance sheet customer funds, such as mutual funds and pensions. The balance sheet would have grown by 7%, without the sale of the life insurance unit of Abbey, which came off the Group’s books in the third quarter.

Group gross lending was EUR 505,156 million at the close of September, an increase of 18%. The inclusion of Abbey in the balance sheet at the close of 2004 results in a greater diversification of risks, with 52% in Continental Europe, 37% in the United Kingdom and the remaining 11% in Latin America.

In Continental Europe, lending rose 27% to EUR 256,188 million, with growth in all business units. The Santander branch network in Spain grew 19%, Banesto 23%, Portugal 7% and Santander Consumer Finance 27%. The Santander branch network registered diversified growth both by products – mortgages up 18%, personal loans up 17% and leasing/renting up 20% – and by segments – individuals up 18%, and SMEs and microcompanies up 24%. Growth in lending continued to accelerate on a quarter-to-quarter basis.

The Santander branch network this year launched the “We Want To Be Your Bank” plan, which aims to improve service quality and customer satisfaction, eliminating service commissions to customers linked to the bank through products such as payroll deposits, pensions, pension plans or mortgages. It is meeting its targets.

Banesto grew by 19% in individuals, 22% in small business and 27% in medium-sized business, strategic segments it has targeted and which are enabling it to grow its market share. Santander Consumer Finance continued to grow organically and through new projects. Its loan portfolio rose by 20%, with direct loans up 34% and revolving cards 40%.

Santander Totta has a loan portfolio of EUR 27,471 million. Business with individuals grew by 10%, consumer finance by 21% and SMEs and corporate business by more than 20%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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Loan volume in Latin America came to US$ 71,399 million, an increase of 23% without the exchange rate effect and of 17% in euros. Lending increased by 29% in Brazil in local currency, with 33% growth in lending to individuals and 20% to SMEs, which enabled it to grow market share to 5.9% . Mexico grew 34%, with increases of 82% in lending to individuals and of 62% in loans to SMEs. In Chile, loan volume grew by 18%, with an increase of 22% in lending to individuals – where its market share amounts to 25.9% – and growth of 26% in lending to SMEs.

Abbey’s loan volume at the end of September stood at EUR 183,818 million, with growth of 4% in pounds. Gross mortgage production grew 23%, from £19,600 million in the first nine months of 2005 to £24,200 million in the same period of this year. The improvement in Abbey’s performance can be seen in growth in outstanding mortgages, which rose by £6,100 million in the first nine months of 2006, compared with an increase of just £1,600 million in the same period of 2005, owing to strong growth in new production and a stabilizing of redemptions from a year earlier. This has allowed Abbey to improve its share of the new mortgage business, while it has also increased its share of personal loans.

Total customer funds under management came to EUR 719,629 million at the close of September, up 9% from a year earlier, or 14% without the impact of the sale of Abbey’s life insurance unit. Balance sheet resources rose 9% to EUR 557,076 million, whilst off-balance sheet items (mainly mutual funds and pensions) rose 8% to EUR 162,553 million. Mutual funds increased by 7% and pensions were nearly unchanged, owing to the sale of Unión Vida in Peru. Continental Europe accounted for 47% of managed customer funds, Abbey 32% and Latin America 21%.

In Continental Europe, customer funds under management amounted to EUR 292,798 million, up 15%. Spain, which represents more than 83% of the total, grew by 20% in balance sheet resources and 8% in off-balance sheet funds. The Group maintained its leadership in mutual funds in Spain, with market share of 24.6%, and continues to be second in Portugal.

In Latin America, customer funds were US$ 171,254 million, up 21% excluding the exchange rate effect and by 13% in euros. In deposits less repos and securitisations, all countries grew at double-digit rates. Brazil and Mexico grew by 17%; Chile by 15% and Argentina and

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Venezuela by 30% and 43%, respectively. Mutual funds increased by 28%. Pensions were nearly unchanged because of the sale of the business in Peru; without the sale, there would have been a 15% increase.

In Abbey, customer funds under management fell by 9%, owing to the sale of the life insurance business, to EUR 200,929 million. Excluding that transaction, resources rose 10%, with growth of 2% in deposits. The net savings flow (the difference between new savings inflows and outflows) was a positive £911 million, down from the same year-earlier period due to the focus on improving margins more than volumes.

Management and capital ratios

Efficiency: Growth in revenues more than doubled growth in costs, leading to a significant improvement in the efficiency ratio. At the close of September, 2006, overall costs and amortizations amounted to 47.6% revenues, an improvement of five percentage points from 52.6% in September, 2005. Abbey led the improvements among business units, improving its efficiency by 10 points to 54.3%. In Continental Europe, the efficiency ratio improved for the first time to below 40%, with an improvement of almost six points in Latin America.

NPLs: The expansion of the Group’s lending came with a drop in the NPL ratio, resulting in all-time lows in the ratios of NPLs and doubtful loans at the end of September. The Group’s NPL rate was 0.83%, with coverage of 186%. The Group’s generic funds, which can be considered as reserves for the future, came to EUR 5,498 million.

Capital: The Group’s eligible capital amounted to EUR 57,289 million at the end of the quarter, with a surplus of EUR 20,749 million above the minimum required. With this capital base, the BIS ratio is 12.5%, Tier I 7.5% and core capital 5.9%. The acquisition of the 24.89% stake in Sovereign Bancorp this year, with an investment of EUR 2,297 million, didn’t affect the soundness of the capital ratios.

During the year, rating agencies Standard & Poor’s and Fitch Ratings upgraded the ratings of the Group and its subsidiaries, whilst Moody’s confirmed them. This places us as one of the best rated banks in Europe in its long-term rating.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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The share and the dividend

The Santander share closed September at EUR 12.47, an 11.8% rise in nine months and 14.1% from a year earlier. On October 25th, the Santander share reached its all-time closing high of 13.55 euros per share, with a market capitalisation of over EUR 84,000 million and broadly over US$ 100,000 million, making the Group the largest company in Spain and the biggest bank in the euro zone.

The second dividend charged against 2006 will be paid on November 1st. As the first one, it amounts to EUR 0.106904 per share, up 15% compared to the second dividend of 2005.

Santander has 2,350,276 shareholders. 128,719 persons work in the Group, serving 67 million customers in 10,583 branches.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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Income statement

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%

Net interest income (w/o dividends)	8,801	7,354	1,447	19.7
Dividends	335	279	56	20.2
Net interest income	9,136	7,633	1,503	19.7
Income from companies accounted for by the equity method	386	483	(97)	(20.1)
Net fees	5,365	4,593	771	16.8
Insurance activity	551	612	(61)	(10.0)
Commercial revenue	15,438	13,322	2,116	15.9
Gains (losses) on financial transactions	1,561	1,182	380	32.1
Gross operating income	16,999	14,503	2,495	17.2
Income from non-financial services	344	299	45	14.9
Non-financial expenses	(83)	(92)	9	(9.9)
Other operating income	(68)	(67)	(1)	0.8
Operating costs	(8,367)	(7,842)	(525)	6.7
General administrative expenses	(7,524)	(7,133)	(391)	5.5
Personnel	(4,501)	(4,228)	(273)	6.5
Other administrative expenses	(3,023)	(2,904)	(118)	4.1
Depreciation and amortisation	(843)	(709)	(134)	18.9
Net operating income	8,824	6,801	2,024	29.8
Impairment loss on assets	(1,843)	(1,115)	(728)	65.3
Loans	(1,792)	(1,075)	(717)	66.7
Goodwill	(5)	—	(5)	—
Other assets	(47)	(40)	(7)	16.3
Other income	49	(382)	431	—
Income before taxes	7,030	5,303	1,727	32.6
Corporate income tax	(1,637)	(1,034)	(603)	58.3
Net income from ordinary activity	5,393	4,269	1,124	26.3
Net income from discontinued operations	(7)	(14)	7	(50.0)
Net consolidated income	5,386	4,255	1,131	26.6
Minority interests	439	377	62	16.4
Attributable income to the Group	4,947	3,878	1,069	27.6

Customer loans

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Public sector	5,419	5,803	(384)	(6.6)	5,243
Other residents	188,710	142,028	46,683	32.9	153,727
Secured loans	100,228	74,830	25,399	33.9	81,343
Other loans	88,482	67,198	21,284	31.7	72,384
Non-resident sector	311,026	281,844	29,183	10.4	284,468
Secured loans	186,849	168,223	18,627	11.1	174,117
Other loans	124,177	113,621	10,556	9.3	110,352
Gross loans and credits	505,156	429,674	75,482	17.6	443,439
Credit loss allowance	8,163	7,475	688	9.2	7,610
Net loans and credits	496,993	422,200	74,794	17.7	435,829
Pro memoria: Doubtful loans	4,638	4,371	267	6.1	4,356
Public sector	18	1	17	—	3
Other residents	1,175	1,001	174	17.4	1,027
Non-resident sector	3,445	3,369	75	2.2	3,326

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Customer funds under management

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Public sector	13,956	17,613	(3,658)	(20.8)	14,366
Other residents	93,532	80,531	13,001	16.1	83,392
Demand deposits	53,706	47,536	6,171	13.0	50,124
Time deposits	23,216	18,140	5,077	28.0	18,799
REPOs	16,609	14,856	1,753	11.8	14,470
Non-resident sector	218,036	207,711	10,325	5.0	208,008
Demand deposits	117,766	111,402	6,364	5.7	113,603
Time deposits	76,312	77,870	(1,558)	(2.0)	77,195
REPOs	21,680	15,246	6,434	42.2	14,366
Public Sector	2,278	3,193	(915)	(28.7)	2,844
Customer deposits	325,524	305,856	19,667	6.4	305,765
Debt securities	190,655	132,765	57,890	43.6	148,840
Subordinated debt	31,154	29,304	1,850	6.3	28,763
Insurance liabilities	9,743	44,099	(34,356)	(77.9)	44,672
On-balance-sheet customer funds	557,076	512,024	45,052	8.8	528,041
Mutual funds	117,102	109,248	7,854	7.2	109,480
Pension funds	27,442	27,380	62	0.2	28,619
Managed portfolios	18,009	13,292	4,717	35.5	14,746
Off-balance-sheet customer funds	162,553	149,920	12,633	8.4	152,846
Customer funds under management	719,629	661,945	57,685	8.7	680,887

Shareholders' equity and minority interests

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,355	8,737	3,618	41.4	8,781
Treasury stock	(22)	(33)	11	(34.0)	(53)
On-balance-sheet shareholders' equity	35,831	32,201	3,629	11.3	32,225
Net attributable income	4,947	3,878	1,069	27.6	6,220
Interim dividend distributed	(669)	(581)	(87)	15.0	(1,163)
Shareholders' equity at period-end	40,109	35,498	4,611	13.0	37,283
Interim dividend not distributed	—	—	—	—	(1,442)
Shareholders' equity	40,109	35,498	4,611	13.0	35,841
Valuation adjustments	3,668	3,089	579	18.8	3,077
Minority interests	2,457	2,628	(171)	(6.5)	2,848
Preferred securities	1,183	1,589	(406)	(25.6)	1,309
Preferred securities in subordinated debt	6,427	6,535	(108)	(1.7)	6,773
Shareholders' equity and minority interests	53,845	49,339	4,506	9.1	49,848

Computable capital and BIS ratio

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Computable basic capital	34,232	30,049	4,183	13.9	32,532
Computable supplementary capital	23,057	20,951	2,106	10.1	20,894
Computable capital	57,289	51,000	6,289	12.3	53,426
Risk-weighted assets	456,745	401,171	55,574	13.9	412,734
BIS ratio	12.54	12.71	(0.17)		12.94
Tier 1	7.49	7.49	—		7.88
Core capital	5.88	5.54	0.34		6.05
Cushion	20,749	18,906	1,843	9.7	20,407

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

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ITEM 2
ACTIVITY AND
RESULTS

January - September 2006

October 26, 2006

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Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

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Index

Key highlights of the period

Grupo Santander Results 9M’06

Business Areas Results 9M’06

Conclusions

Appendix

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Group’s Key Highlights

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Group’s Key Highlights

1. Quality results after a new record quarter in all lines and attributable income

	3Q EPS	YTD EPS

Strong growth …

	Efficiency	ROE	RoRWA

…and improving efficiency and profitability

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Group’s Key Highlights

2. Growing in all business areas

Principal Segments Attributable income	Secondary Segments Income before taxes

Financial Management & Equity Stakes has EUR -204 million of attributable income, versus EUR -299 million in 9M'05

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Group’s Key Highlights

3. Balance sheet strength

NPL and coverage	Capital ratios

Doubtful loans and loan-loss allowances Sep’06	Capital management

Divesting non core business (Sale of Abbey’s Life Insurance: +7 bp in core capital)

Managing RWA: slowing growth rates quarter on quarter (Q3’06: +3% o/Q2)

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Index

Key highlights of the period

Grupo Santander Results 9M’06

Business Areas Results 9M’06

Conclusions

Appendix

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Grupo Santander Results 9M’06

28% increase in attributable income after a new record quarter of EUR 1,731 million (+30%)

Quarterly attributable income*	YTD attributable income

In line with 2006 objectives (EUR 6,500 million of ordinary attributable income)

(*) Does not include extraordinary capital gains or allowances

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Grupo Santander Results 9M’06
EUR million

QUALITY RESULTS Maintaining similar profile as in H1’06: Revenues more than double the pace of costs while absorbing higher loan-loss provisions

		Change o / 9M’05

	9M’06	Amount	%
Gross operating income	16,999	+2,495	+17.2

Operating costs	-8,367	-525	+6.7

Net operating income	8,824	+2,024	+29.8

Loan-loss provisions	-1,792	-717	+66.7

Income before taxes	7,030	+1,727	+32.6

Attributable income	4,947	+1,069	+27.6

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Grupo Santander Results 9M’06. Gross operating income
EUR million

REVENUES: Growth of net interest income and net fees and commissions explain 90% of total growth

Gross operating income			Change o/9M’05

		9M’06	Amount	%

	N. interest inc. w/o div.	8,801	+1,447	+19.7
	Dividends	335	+56	+20.2
	Equity results	386	-97	-20.1
	Fees & Commissions	5,365	+771	+16.8
	Insurance	551	-61	-10.0

	Commercial revenue	15,438	+2,116	+15.9

	Trading gains	1,561	+380	+32.1

	Gross oper. inc.	16,999	+2,495	+17.2

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Grupo Santander Results 9M’06. Revenues

Quarterly growth of basic revenues

Sustained growth trend…	…balanced by geographic areas…
Change Q3’06/Q2’06
EUR million

	Continental Europe	+148
	Abbey	+56
	LatAm	+81
	Financial Mgmt.	+2

	Total	+288

… and businesses

	Retail	+160
	G. Wholesale Bk.	+82
	AM and Insurance	+43
	Financial Mgmt.	+2

	Total	+288

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Grupo Santander Results 9M’06. Costs
EUR million

Costs maintain selective growth

Operating costs		Change o/ 9M’05

		Amount	%
	Santander	+18	+1
	Banesto	+26	+4
	Consumer Finance	+68	+16
	Portugal	+9	+2

	Brazil*	+157	+15
	Mexico*	+70	+12
	Chile*	+60	+16

In Financial Mgmt. and Equity Stakes:
	Corporate Projects	+32	n.s.
	Abbey Intangibles	+114	n.s.

(*) W/out ex. rates: Brazil, 0%; Mexico, +9%, Chile, +7%

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Grupo Santander Results 9M’06. Efficiency

Strong improvement in EFFICIENCY* in all operating areas, which places the Group’s ratio below 48% …

Group’s efficiency ratio	Efficiency ratios by areas (%)

(*) Including depreciation and amortisation

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Grupo Santander Results 9M’06. Loan-loss provisions

In Q3’06 specific LLPs are lower while generic ones increase due to important corporate activity	YTD LLPs increase due to greater business volumes and change in business mix

Quarterly evolution of LLPs	Group’s LLPs

(*) Specific loan-loss provisions are reduced by written-off assets recoveries
(**) Annualised net specific allowance / total risk

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Grupo Santander Results 9M’06. Loan-loss provisions
EUR million

By business areas the increase in LLPs is the result of generic ones in Europe and specific ones in Latin America

Loan-loss provisions(1) by geographical areas

	Specific*			Generic

	9M’06	9M’05	Chg	9M’06	9M’05	Chg

Europe	247	283	-36	770	345	+425
Abbey	286	222	+64	22	22	+0
LatAm	630	182	+448	-54	20	-74
Rest	13	-30	+43	-13	-30	+17

Total	1,176	657	+519	725	357	+368

(1) Does not include country-risk. Positive data: allocation; negative: release

(*) Specific loan-loss provisions are reduced by written-off assets recoveries

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Grupo Santander Results 9M’06. Detail of LLPs

Specific LLPs* increase in LatAm: EUR +448 million				Generic LLPs increase in Continental Europe: EUR +425 million

					Retail
EUR million	Brazil	Mexico	Chile	Mill. euros	SAN	GWB	Rest

Exchange rate	62	2	14
				Generic 9M’06	260	259	251
Volume and change of mix	91	55	34
				Generic 9M’05	159	2	183
Increase in risk premium	105	36	9
Total	258	94	57	Difference	101	257	69

(*) Specific loan-loss provisions are reduced by written-off assets recoveries

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Index

Key highlights of the period

Grupo Santander Results 9M’06

Business Areas Results 9M’06

Conclusions

Appendix

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CONTINENTAL EUROPE

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Continental Europe

Attributable income of EUR 2.609 million. Record quarter for all segments and retail banking

Change % 9M'06 / 9M’05	Net operating income

(*)	Personnel + administrative costs + depreciation

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Europe: Main units 9M'06
EUR million and % o/ 9M'05

Strong and diversified growth of net operating income and of attributable income, absorbing generic LLPs

Gross operating income:	Net operating income:	Attributable income:
7,932 mill.; +15%	4,881 mill.; +22%	2,609 mill.; +16%

(*)	Banif, Asset Management and Global Wholesale Banking

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Santander Retail

Key highlights	Results

Investing in customers: “We want to be your Bank” – Consolidating commercial activity trends	Revenues: NII accelerates its growth due to volumes and spreads

Accelerating growth rates in last quarters Change % same month in 2005*

Growing in most profitable products: Change % o/Sep’05*	Net operating income

Expansion of branch network: 151 new branches in 12 months	Increase in LLPs due to generic ones.
Loans: 9M’06: EUR +12.8 billion 9M’05: EUR +7.9 billion

Investing to increase our future income generating capacity, and at the same time a new record in attributable income

(*) Average monthly data

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Banesto

Key highlights	Results

Growing in the most profitable segments	Revenues: Sustained growth due to net interest income and fees

Good performance in business plans: SMEs, consumer finance and credit cards and individuals	Net operating income continues growth trend EUR million

Expansion of branch network: 90 new openings in 2006

Agreement to sell Urbis: will finance future organic growth	LLPs increase due to generic ones (business activity growth)

Maintaining a profitable growth model

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Santander Consumer Finance

Key Highlights	Results

Investing in organic growth projects: UK, Spain, Italy…	Revenues: Good growth of commercial revenues which compensates rates pressure

Agreement for the acquisition of Drive in the US, the world’s greatest consumer finance market	Commercial revenue: Base 100: Q1’05

– Presence in 35 states (4% market share in sub-prime)

– Accretive since its incorporation: EPS 07: +1.5%

Growth in higher margin products	Costs: diminishing growth rates Change % o/ Same quarter 2005

New loans

Net operating income: accelerating growth

Moderate increase of LLPs (+11%)

New record quarter in gross and net operating income, before and after provisions

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Portugal

Key Highlights	Results

In loans, maintaining strong growth in individuals and SMEs	Revenues: fees are the principal driver …

Capturing new funds for mutual funds and insurance capitalisation plans	… but net interest income also improves its growth rates (Q3’06:+9%; H1’06:+3%)

Increase in market share	Net operating income: “quality leap” in 2006

Expansion plan: 50 new branches in 12 months	Lower LLPs due to recoveries and bad loan sales

In 2006 the model of higher revenues with flat costs is maintained

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UNITED KINGDOM – ABBEY

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United Kingdom – Abbey
Mill. £

Attaining objectives in both revenues and costs. Attributable income for the Group of £ 509 mill. (EUR 743 million)

Change 9M'06 / 9M’05	Net operating income

Impact on Attrib. Inc. in Q3 due to sale of life assurance business: £ -10 million Like for like change 9M'06 o/9M’05: Revenues +6%; Costs -8%

(*) Personnel + administrative costs + depreciation

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Abbey

Key Highlights	Results

Commercial	Growth in stock balances:
Stock change o/ Aug’05. Retail business in £ and local criteria
Improving market shares compared with 2005 in a very competitive market

Positive evolution of revenues and costs which boosts Net operating income (ex-life insurance)

	Revenues and Costs Base 100: Q1’05	Net operating income Base 100: Q1’05

Resources

Reduction of 1,800 FTEs (objective 2,000 in 2006) excluding life insurance related ones

Increase in LLPs in 9M’06: +£43 mill.
Technology plan on schedule

In line with the 3 year plan’s objectives

(*)	Investments: Change in direct market share H1’06 o/H1’05
(**)	Reduction due the sale of life assurance business

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Abbey. Business performance - mortgages
£ billion

Gross lending	Repayments

Net lending	Stock

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Abbey. Business performance - other new business

Gross new personal loans	Net savings flow

Investments (APE* £m)	Current accounts (000)

(*) Annual Premium Equivalent

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Abbey - Technological improvement

Implementation plan: on schedule

—	Continuing the installation of new commercial and management tools for direct channels

—	Single customer database: better information for customer management

Next steps: continuing with the replacement of front end applications

—	Sales and services portal: simplify and improve sales process

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LATIN AMERICA

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Total Latin America
Mill. US$

Latin America still in a growth momentum (Attrib. income: US$ 2,237 mill.), strongly supported by retail banking (IBT: +42%)

Change 9M'06 / 9M’05	Net operating income

(*) Personnel + administrative costs + depreciation

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Latin America: Main units 9M'06
US$ million and % o/ 9M'05

Strong growth of revenues with costs under control in all countries. Increase of LLPs due to expansion and change in mix

Gross operating income: 7,935 mill.; +26%	Net operating income: 4,071 mill.; +42%	Attributable income: 2,237 mill.; +31%

(*) Without impact of AES Tietê in 2005: +47%

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   Brazil. Key highlights of the quarter

Macro and financial environment
Solid macro fundamentals
Loans: +21%; Savings: +22%*
Strong decrease of interest rates
Governmental decrees which favours banking business. SAN is well positioned.

Key Highlights
Technological/legal integration and brand unification enables launch of new organic growth projects:

– Rio de Janeiro’s public employees payroll
– Launching of credit cards
Increase in number of customers and linkage
Loans: growing more than the market.

Investing in commercial capability: Branches and
ATMs

Results
Revenues: Sustained performance of commercial revenues boosted by greater activity

Net Interest Income Base 100: Q1’05	Fees + Insurance Base 100: Q1’05

Costs below inflation
Net operating inc.: growing quarter on quarter

LLPs: Growth o/2005. Stable in 3Q

Continuous growth of commercial revenues which feeds through to net operating and attributable income

(*) Activity growth in local currency. Savings: Deposits + mutual funds:
(**) Impact of AES Tiet&ecirc; in Q2’05

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Mexico. Key highlights of the quarter

Macro and financial environment
Macro: solid fundamentals
Loans: +24%; Savings: +17%*
Lower interest rates, although stabilising
Key Highlights
Increase in number of customers and linkage :
pay-roll and credit cards: levers of growth

Loans: growing more than the market. Emphasis on individuals and SMEs

Investing in commercial capacity: branches, ATMs, POS

Results
Revenues supported by NII and fees

Net Interest Income Base 100: Q1’05	Fees + Insurance Base 100: Q1’05

Net operating income: Quality “leap” in 2006

Increase in LLPs: strong growth due to change in mix and it cost normalisation

Taxes: towards normalisation in 2007 (9M’05: 7%; 9M’06: 18%)

Solid and profitable growth of commercial business, producing strong growth rates in net operating and attributable income

(*) Activity growth in local currency. Savings: Deposits + mutual funds
(**) Manageable loans

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Chile. Key highlights of the quarter

Macro and financial environment	Results
Favourable macro environment	Revenues: good performance of commercial revenues
Loans: +20%; Savings: +17%*
Increase of interest rates	Net Interest Income Base 100: Q1’05	Fees + Insurance Base 100: Q1’05

Key Highlights
Retail growth: increase in number of customers and linkage

Loans: growing more than the market. Emphasis on individuals and SMEs
Net operating income : accelerating in 2006

Investing in commercial capacity: branches and ATMs	LLPs: Growth o/2005. Stable in 3Q

Solid results for the year account for a new record quarter in revenues and net operating income

(*) Activity growth in local currency. Savings: Deposits + mutual funds

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SECONDARY SEGMENTS

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Secondary Segments
% Change 9M’06 o/9M’05

Good performance in all businesses

Retail Banking IBT: EUR 5,731 million	Global Wholesale Bk. IBT: EUR 1,084 million	AM and Insurance IBT: EUR 626 million

(*) Personnel + administrative costs + depreciation

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Retail Banking EUR million

Retail Banking: robust performance in all geographical areas

Retail banking (YTD)

Gross operating inc	Costs	Net operating inc.	IBT

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Global Wholesale Banking EUR million

Increased activity with customers together with favourable market evolution in Q3’06. Higher generic LLPs due to greater lending

Gross operating income	Customer revenues - Detail

Loan Loss Provisions	Financing activity

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Asset Management and Insurance EUR million

Sustained contribution to the Group of recurrent revenues

Business contribution: Total Group gross operating income	Key Highlights

Innovation and product development in Q3

	—	New Asset Manager (Optimal Alternative Investment) and funds, approval pending from CNMV

	—	First Fund of Funds of Private Equity

Advancing in the development of Global Units

	—	Insurance Spain: Merger of Santander Seguros + Banesto Seguros completed in October

	—	Internalisation of LatAm Insurance: New General Insurance company in Chile

	—	Re-design of Asset Management business in Abbey (systems, products, investment teams)

(*) Abbey’s Life Insurance business and Pension Plans Business in Peru

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Index

Key highlights of the period

Grupo Santander Results 9M’06

Business Areas Results 9M’06

Conclusions

Appendix

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Excellent first nine months for Grupo Santander …

Quarter on quarter record results

Sustainable because of strong commercial activity with strict cost and risk control

Diversified, growing strongly in all geographies and businesses

Continuous efficiency improvement

Maintaining a solid balance sheet

Sale of non-core business and investing in future growth

… in line with the year’s objectives

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Index

Key highlights of the period

Grupo Santander Results 9M’06

Business Areas Results 9M’06

Conclusions

Appendix

Back to Contents

Continental Europe. Efficiency
(%)

Santander Retail

Santander Consumer Finance

Banesto

Portugal

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Continental Europe. NPLs and Coverage

Santander Retail

Santander Consumer Finance

Banesto

Portugal

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Continental Europe - Main Units spreads
(%)

Santander Retail

Santander Consumer Finance

Banesto Retail

Portugal Retail

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Abbey. Spreads and NPL ratios
(%)

Retail Banking spreads	NPL and coverage

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Latin America. Efficiency
(%)

Brazil	Mexico

Chile

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Latin America. NPLs and coverage

Brazil	Mexico

Chile

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Latin America. Main Countries spreads
(%)

Brazil Retail Banking	Mexico Retail Banking

Chile Retail Banking

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte, Madrid (Spain)
Tel.: 34 91 259 65 14 - 34 91 259 65 20
Fax: 34 91 257 02 45
e-mail: investor@gruposantander. com
www.gruposantander. com

Financial Report

January - September

06

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Key consolidated data			Variation
	Jan-Sep 06	Jan-Sep 05	Amount	(%)	2005

Balance sheet (Million euros)
Total assets	798,540	781,577	16,963	2.2	809,107

Customer loans	496,993	422,200	74,794	17.7	435,829

Customer funds under management	719,629	661,945	57,685	8.7	680,887

Shareholders' equity	40,109	35,498	4,611	13.0	35,841

Total managed funds	961,093	931,497	29,596	3.2	961,953

Capital and NPL ratios (%)
BIS ratio	12.54	12.71			12.94

Tier I	7.49	7.49			7.88

NPL ratio	0.83	0.93			0.89

NPL coverage	185.70	173.83			182.02

Income statement (Million euros)
Net interest income (w/o dividends)	8,801	7,354	1,447	19.7	10,158

Commercial revenue	15,438	13,322	2,116	15.9	18,242

Gross operating income	16,999	14,503	2,495	17.2	19,807

Net operating income	8,824	6,801	2,024	29.8	9,285

Attributable income to the Group (ordinary)	4,947	3,878	1,069	27.6	5,212

Attributable income to the Group	4,947	3,878	1,069	27.6	6,220

Profitability and efficiency (%)
ROE	18.61	16.43			16.64	*

ROA	0.89	0.79			0.78	*

RORWA	1.64	1.53			1.51	*

Efficiency ratio (1)	47.62	52.61			52.55

(1).-	(general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254

Share price (euros)	12.47	10.93	11.15

Market capitalisation (million euros)	77,991	68,359	69,735

EPS (euro)	0.7917	0.6216	0.8351	*

Diluted EPS (euro)	0.7883	0.6191	0.8320	*

Book value (euro)	6.41	5.68	5.73

Price / Book value (X)	1.94	1.93	1.95

P/E ratio (X)	11.81	13.19	13.35	*

Other data
Shareholders (number)	2,350,276	2,468,846	2,443,831

Number of employees	128,719	128,807	129,196

Continental Europe	44,374	44,050	43,612

United Kingdom (Abbey)	17,439	21,348	21,121

Latin America	65,363	62,045	63,001

Financial management and equity stakes	1,543	1,364	1,462

Number of branches	10,583	10,049	10,201

Continental Europe	5,629	5,281	5,389

United Kingdom (Abbey)	712	714	712

Latin America	4,242	4,054	4,100

(*)	Over Group attributable ordinary income (not including extraordinary capital gains nor allowances).

Note:	The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

2	January - September 2006

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Contents
Key consolidated data	2

Performance during the year	4

The Santander share	11

Consolidated financial report	12

Information by segments	19

Corporate Governance and Corporate Social Responsibility	43

Highlights of the period

•	Earnings per share for the first nine months were 27.4% higher at EUR 0.7917.

•	In the third quarter the Group generated attributable income of EUR 1,731 million, a new record for a quarter and 30.5% more than in the same one of 2005. This brought attributable income for the first nine months to EUR 4,947 million (+27.6%), in line with the objective of EUR 6,500 million in attributable ordinary income for the whole year. All geographic areas and businesses registered strong growth.

•	The rise in attributable income was fuelled by the 29.8% increase in net operating income, which rose for the seventh straight quarter. Excluding the exchange rate impact, it increased 26.6% (stronger than in 2005 and the first half of 2006).

•	The selective growth in costs well below the rise in revenues produced a further gain in the efficiency ratio to 47.6%, 5.0 p.p. better than in the first nine months of 2005.

•	The return on shareholders' equity (ROE) reached 18.6%, an increase of 2.2 p.p, and return on risk- weighted assets (RoRWA) improved by 11 b.p. to 1.64%.

•	Credit risk quality remained excellent. The ratio of non-performing loans was 0.83%, 10 b.p. less than in September 2005, and coverage was 12 p.p. higher at 186%. The Group had a generic fund of EUR 5,498 million at the end of September.

•	The Group maintains solid capital ratios (BIS: 12.5%; core capital 5.9%), with small increases during the third quarter.

•	The second interim dividend charged to 2006 earnings of EUR 0.106904 per share, 15% more than the same one in 2005, will be paid as of November 1.

•	The Group continued to sell non-banking businesses and reinvest in banking activities:

	–	The agreement with Resolution plc to sell Abbey’s life assurance business for EUR 5,200 million went ahead.

	–	Banesto reached agreement to sell its 50.267% stake in Inmobiliaria Urbis for EUR 1,667 million. It will probably go ahead during the fourth quarter.

	–	Agreement to acquire 90% of the auto finance company Drive Financial, based in Dallas, Texas, for US$651 million. It operates in 35 states. The operation is expected to be completed by the end of the year and to have a positive impact of 1.5% on the Group’s earnings per share in 2007.

•	The rating agencies Standard & Poor’s and Fitch Ratings improved the Group’s ratings during 2006.

January - September 2006	3

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Performance during the year

General background

The world economy remained buoyant in the second quarter, growing at a similar pace to previous quarters (5%). The growth was better balanced between geographic zones. It slowed in the US and picked up in the Euro zone, the UK and Japan. Among the emerging countries, Asia, led by China, continued to be the most dynamic, although Latin America and Eastern Europe also expanded notably.

The US economy expanded at an annualised rate of 2.6% in the second quarter (5.6% in the first). Underlying inflation of between 2.5% and 3% was above the Fed’s desired level (1%-2%), although it is expected to decline in coming quarters. In this scenario, the Fed has held its key rate at 5.25% since June.

Latin America’s growth remained above 4%, with solid fundamentals: public balances were contained, current account surpluses were registered and inflation is still at moderate levels, generally speaking, and dropped in Brazil, enabling its central bank to continue to cut interest rates.

The Euro zone produced further positive surprises. GDP growth in the second quarter was 2.6% year-on-year, higher than in the first. Inflation remained slightly above 2%. In these circumstances the ECB raised its repo rate to 3.25%. Spain’s economy also grew faster than expected: 3.7% year-on-year (3.6% in the first quarter). Inflation, however, remained at around 3%. The UK economy expanded 2.6% year-on-year, above expectations and higher than in the first quarter. This and inflation of 2.5%, above the target of 2%, led the Bank of England to raise its base rate from 4.5% to 4.75% in August.

Summary of the Group’s performance and of businesses

In this environment, Santander continued to prove the effectiveness of a business model which is adapted to different markets in order to achieve significant growth in revenues, net operating income and earnings. The drivers behind this performance are the focus on customers and retail business, the growth potential of Santander’s business portfolio and the continuous efforts to improve commercial and operating efficiency.

Attributable income increased 30.5% to EUR 1,731 million in the third quarter and 27.6% in the first nine months to EUR 4,947 million. Earnings per share were EUR 0.7917, 27.4% more than in the first nine months of 2005.

This performance produced a notable improvement in profitability, both in terms of ROE and RoRWA. ROE reached 18.6%, 2.2 p.p. higher than in the same period of 2005, while RoRWA was 1.64% (+11 b.p.).

The profile of the Group’s income statement was similar to that in previous quarters. Growth in gross operating income was double that of costs and net operating income increased 29.8%. The main highlights were:

•	New quarterly record in gross and net operating income and attributable income for the large geographic segments (Continental Europe, Abbey, excluding the impact of the sale of its life assurance business, and Latin America). This is clearly reflected in the third quarter growth rates in attributable income over the same period of 2005: Continental Europe, +24.4%; Abbey, +16.9% and Latin America, +43.8%).

•	Strong growth in gross operating income stemming from net interest income excluding dividends, which increased (+19.7%) for the ninth quarter running, and net fees (+16.8% year-on-year). This performance enabled commercial revenue to grow strongly again for the eighth consecutive quarter.

•	The selective growth of costs in Continental Europe and Latin America, coupled with the strong reduction in Abbey’s, produced further gains in efficiency in all segments. The Group’s efficiency ratio was 47.6%

Efficiency ratio (with amortisations) %	ROE %	EPS Euros

4	January - September 2006

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Performance during the year

•	(52.6% in the first nine months of 2005). In the third quarter the efficiency ratio was 45.9%.

•	The 66.7% rise in loan-loss provisions was due to the strong growth in lending and the change of business mix in some units, particularly in Latin America. This trend slowed during the third quarter for all operating areas: lower provisions in relation to the second quarter in some units (mainly Santander Branch Network and Brazil) which offset the big rise in generic provisions due to the increase in corporate banking lending in Spain.

•	Income before taxes was 32.6% higher in the first nine months, in line with the rise in net operating income, and attributable income grew 27.6%, reflecting the strong growth in the three geographical areas: Continental Europe (+15.7%); Abbey (+31.4%) and Latin America (+32.6%) .

The growth in net interest income, gross and net operating income and attributable income in the first nine months, similar or above that of previous quarters, was achieved with a smaller contribution from exchange rates. This underscored the robust performance. Comparisons between the two periods are positively affected by the evolution of average Latin American exchange rates and of the dollar against the euro. The impact is around 3 p.p. in the Group as a whole and 8-10 p.p. in Latin America (6-8 p.p. against the dollar).

The impact on the balance sheet of period-end exchange rates is one percentage point negative for the Group. In Latin America, there is a negative impact with the euro of about 6-8 points.

The comparisons, however, do not take into account the extraordinary capital gains generated in the first nine months of 2005 (EUR 717 million from the sale of the stake in The Royal Bank of Scotland and EUR 1,157 million from Unión Fenosa), as provisions of the same amounts were established and applied at the end of the year.

The three segments of the principal (geographic) levels maintained double digit growth in net operating income and attributable income:

•	Continental Europe generated 51% of the attributable income of the Group’s operating areas. Gross operating income grew at double the pace of operating costs and absorbed the rise in generic provisions resulting from greater lending. Attributable income was 15.7% higher than in the first nine months of 2005 at EUR 2,609 million, backed by strong growth in all retail units (Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banif) and the good performance of global areas.

•	In the United Kingdom, Abbey contributed EUR 743 million of attributable income, 31.4% more than in the same period of 2005, after the lower contribution from the life assurance business sold in the third quarter (EUR 14 million). It represents 14% of the total of the Group’s operating areas.

Abbey's income growth was spurred by a 33.7% increase in net operating income and was the result of greater levels of new business and activity and the efforts made to streamline costs. Both effects enabled Abbey to increase its gross operating income by 3.9% (+6% in like-for-like terms, excluding the businesses sold) and cut its costs by 11.9% (-8% on a like-for-like basis).

•	Latin America generated EUR 1,799 million of attributable income in the first nine months (35% of the Group’s total operating areas and 32.6% more than in the same period of 2005). The main drivers of this growth were the strong rise in business and the notable increase in commercial revenues in the last quarters, much higher than the growth in the costs which in local currency increased slightly more than inflation.

This combination enabled net operating income to rise 44.1% and absorb the higher provisions emanating from greater lending and the change in the business mix. In

Distribution of attributable income by operative geographical segments	Distribution of income before taxes by operative business segments
January-September 2006	January-September 2006

January - September 2006	5

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Performance during the year

dollars, the currency used to manage the area, attributable income was 30.7% higher at US$2,237 million.

More information on the principal segments and their units and countries is set out on pages 20 to 35 of this report.

The secondary level (by businesses) also shows a very favourable performance of all three segments.

•	Retail Banking, which generates 83% of the total gross operating income of the operating areas and 77% of income before taxes, registered 17.0% growth in commercial revenue, 29.3% in net operating income and 23.8% in income before taxes. Continental Europe’s net operating income and income before taxes increased by around 16%. Abbey Retail registered growth of 32.8% and 22.5% in euros in these items. The respective growth rates in Latin America, in euros, were 59.2% and 44.5%, spurred by the take-off in customer business in the three main markets and the favourable impact of exchange rates.

•	Global Wholesale Banking notched up a new record in the third quarter in gross operating income and its income before taxes of EUR 1,084 million (15% of the operating areas) was 17.9% more than in the first nine months of 2005. Of note was the 48% rise in customer revenues, driven by all areas and especially investment banking and treasury. Own account positions during the third quarter also made a positive contribution which, thanks to the good performance of markets, enabled the differential with 2005 (pulled down by previous quarters) to be recovered.

•	Asset Management and Insurance accounted for 8% of total income before taxes of the operating areas. Net operating income grew 20.3% and income before taxes 18.1%, due to the impact of the sale of Abbey’s life assurance business during the third quarter. Total revenues from managed products (mutual funds, pension and insurance) amounted to EUR 2,915 million, 7.8%

more than in the first nine months of 2005 (+15.0% on a like-for-like basis).

More details on the secondary segments are available on pages 38 to 42 of this report.

As well as the business performance, the Group continued its policy of selling non-banking businesses and reinvesting in banking activities:

•	The sale of Abbey’s life assurance business to Resolution plc for EUR 5,200 million and the sale of the Peruvian pensions company AFP Unión Vida for US$142 million.

•	The agreement between Banesto and Construcciones Reyal to sell Banesto’s stake of 50.267% in Inmobiliaria Urbis for EUR 1,667 million, under the takeover bid to acquire 100% of the real estate company.

•	Santander Consumer Finance’s agreement to acquire 90% of Drive Financial for US$651 million in cash, which could increase by a maximum of US$175 million if certain profit targets are met in 2007 and 2008. Drive is one of the leading auto finance companies in the US in the subprime segment. It operates in 35 states and four of them – Texas, California, Florida and Georgia – account for around 50% of its business.

•	Santander’s stake in Sovereign Bancorp increased to 24.89% in the third quarter, under the agreements signed with the US bank in October 2005.

Grupo Santander results

Net interest income increased 19.7% to EUR 9,136 million in the first nine months. Of particular note was that, excluding dividends, the third quarter figure was higher for the ninth straight quarter and exceeded, for the first time, EUR 3,000 million. This was due to the continuous expansion of business volumes and the improvement in customer spreads in recent quarters. Particularly

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan-Sep 06	Jan-Sep 05	30.09.06	31.12.05	30.09.05

US$	1.2432	1.2618	1.2660	1.1797	1.2042

Pound sterling	0.6846	0.6851	0.6777	0.6853	0.6819

Brazilian real	2.7139	3.1293	2.7517	2.7446	2.6727

New Mexican peso	13.5431	13.8034	13.9132	12.5845	12.9756

Chilean peso	660.0224	718.6231	680.2851	604.7732	637.9250

Venezuelan bolivar	2,669.4429	2,645.6426	2,718.4818	2,533.1698	2,585.7787

Argentine peso	3.8385	3.6640	3.9515	3.5907	3.4997

6	January - September 2006

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Performance during the year

noteworthy was the growth at Santander Branch Network, Banesto, Santander Consumer Finance and Mexico.

The cost of preferred shares and participations, recorded in net interest income, was EUR 293 million, 6.8% lower than in the first nine months of 2005.

Total net fees rose 16.8%, with 27.3% growth in Latin America and around 11% in Abbey and Continental Europe, the latter because of the initial impact of the launch of the "We want to be your Bank" plan in the Santander network. Of note by products were the revenues from insurance (+24.0%), contingent liabilities guarantees (+20.2%) and securities (+19.5%).

Income from insurance activity (EUR 551 million) declined 10.0%, because of the sale of Abbey’s life assurance company, as the rest of the Group’s insurance business increased 29.0%. Income by the equity accounted method declined 20.1% because of Cepsa’s lower contribution and the sale of the stake in Unión Fenosa in the third quarter of 2005. These results include those from Sovereign Bancorp for the first time.

As a result, the Group’s commercial revenue was 15.9% higher at EUR 15,438 million, and gross operating income increased 17.2% after including gains on financial transactions (+32.1%).

Operating costs rose 6.7% in the first nine months (+8.0% in the first half). Excluding the exchange rate effect and a small perimeter impact, growth was 4.0% (flat in real terms).

As a result, there was a further improvement in the efficiency ratio, with amortizations, of 5.0 p.p. to 47.6%.

All operating business areas reported better ratios, particularly Abbey (from 64.4% in September 2005 to 54.3% a year later).

Net operating income grew 29.8% and came from all operating areas as the contribution of Financial Management and Equity Stakes was more negative than in 2005.

The net impairment loss on the Group’s assets amounted to EUR 1,843 million, most of which were net loan loss provisions (EUR 1,792 million). The latter increased 66.7% because of the combined effect of higher generic provisions in Europe (from greater commercial business and corporate banking operations) and an increase in specific provisions (mainly in Latin America) emanating from the impact of exchange rates, greater lending and the change in the business mix toward segments with higher spreads, but also higher risk premiums.

The net contribution of other income was EUR 49 million positive (EUR 382 million negative in the first nine months of 2005).

After including these items and deducting corporate tax and minority interests, attributable income was EUR 4,947 million, 27.6% more than in the first nine months of 2005.

Consolidated balance sheet

Assets at the end of September 2006 amounted to EUR 798,540 million and including off-balance sheet customer funds they totalled EUR 961,093 million, 3.2% more than a year earlier.

Net interest income and Commercial revenue (w/o dividends)
Million euros

15,103
13,043
+15.8%**
8,801
7,354
+19.7%*
J-S 05
J-S 06
J-S 05
J-S 06
Net interest inc. (w/o div.)
Com. revenue (w/o div.)

Net operating income and Attributable income
Million euros

(*)	Exchange rate effect excluded: +16.3%	(*)	Exchange rate effect excluded: +26.6%
(**)	Exchange rate effect excluded: +12.9%	(**)	Exchange rate effect excluded: +25.2%

January - September 2006	7

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Performance during the year

Gross loans and credits
Billion euros

(*)   Exchange rate effect excluded: +18.1%

Gross loans and credits. September 2006
% o/ operating areas

Total gross lending stood at EUR 505,156 million, 17.6% more than in September 2005. Of note was year-on-year growth of 32.9% in loans to other resident sectors and, within it, the 33.9% rise in secured loans. Loans to the non-resident sector grew 10.4%. Lending grew 3.3% in the third quarter, discounting the exchange-rate impact.

As regards the geographic distribution, Continental Europe accounted for 52% of the Group’s lending, Abbey 37% and Latin America 11%. Year-on-year growth in lending in Continental Europe was 27% excluding securitisations. In Spain, Santander Branch Network’s lending rose 19% and Banesto’s 23%, while Portugal’s was 7% and Santander Consumer Finance’s 27%.

Abbey’s balances were 5% higher in euros (+4% in sterling) and Latin America’s 17% in euros. In local currency growth was 23%, with significant rises in Brazil (+29%), Mexico (+34%), excluding the IPAB, the former mortgage portfolio and restructured loans, and Chile (+18%).

Total customer funds (on- and off-balance sheet) amounted to EUR 719,629 million, 8.7% more than in September 2005. Managed funds rose 1.5% in the third quarter. On a like-for-like basis (without the impact of the sale of Abbey’s life assurance businesses), the increases were 14.5% and 6.5% respectively.

Deposits excluding REPOs increased 6.1%, marketable securities 43.6% and subordinated debt 6.3%. Liabilities from insurance contracts declined 77.9%, (on a like-for-like basis, the balance was 35.6% higher). In off-balance sheet funds, mutual funds increased 7.2% year-on-year and pension plans, affected by the sale of the Peruvian business, remained almost flat.

Continental Europe accounts for 47% of total customer balances, Abbey 32% and Latin America 21%. Continental Europe’s balances increased 15% year-on-year. In Spain, where 83% of Continental Europe’s balances are concentrated, on-balance sheet funds rose 20% and off-balance sheet ones 8%. We continued to be the leader in

Customer funds under management
Billion euros

(*)   Exchange rate effect excluded: +9.8%

Customer funds under management. Sept. 2006
% o/ operating areas

8	January - September 2006

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Performance during the year

mutual funds (market share of 24.6%) . In Portugal, we are second in the ranking of mutual funds.

Abbey’s funds were affected by the sale of its life assurance business. As a result, its on-balance sheet funds declined 9% (+10% on a like-for-like basis) and its mutual funds remained at almost the same level as in September 2005.

Total managed funds in Latin America rose 13% in euros (+21% without the exchange-rate effect). Deposits, excluding REPOs and the exchange-rate impact, rose 30% in Argentina, 43% in Venezuela and 17% in Brazil and Mexico, while those in Chile increased 15%. Mutual funds in the whole region grew 28% and particularly well in Mexico and Brazil. Of note in pension funds was the growth in Colombia, Chile and Argentina (+15% for the whole region, excluding the sale in Peru).

As part of its global financing strategy, the Group issued mortgage bonds and other covered bonds amounting to EUR 13,460 million in the first nine months, as well as issues of senior debt (counter value of EUR 21,487 million) and subordinated debt issues (EUR 7,103 million).

Maturities during the first nine months amounted to EUR 7,501 million of senior debt, EUR 1,500 million of mortgage bonds and subordinated debt with a counter value of EUR 1,332 million.

Goodwill at the end of September stood at EUR 14,184 million, EUR 1,681 million lower than a year earlier (-10.6% y-o-y), largely due to the net difference between the decline derived from recognition of the value of Abbey’s intangibles and increases from the acquisitions.

In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 57,289 million. The surplus over the minimum requirement was EUR 20,749 million. The BIS ratio was 12.5%, Tier I 7.5% and core capital 5.9% (+34 b.p. over September 2005).

Rating agencies

	Long	Short		Financial
	term	term		strength	Outlook

Moody’s	Aa3	P1		B

Standard & Poor’s	AA-	A1	+		Positive

Fitch	AA	F1	+	A/B	Stable

In the second quarter, Standard & Poor’s and Fitch Ratings improved their ratings of the Group and its main subsidiaries and Moody’s confirmed them. Standard & Poor’s also maintained its positive outlook. This makes us one of the European banks with the best long-term rating.

The diversified revenues and risks, the capacity to generate recurrent revenues, Abbey’s evolution, the high quality of assets and the improved capital ratios are some of the main strengths cited by the rating agencies.

Risk management

The Group’s ratio of non-performing loans (NPLs) was 0.83% at the end of September, unchanged from the end of June and 10 b.p. lower than a year earlier. NPL coverage was 186%, 12 p.p. lower than in September 2005. Total funds for coverage amounted to EUR 8,629 million (+EUR 294 million in the third quarter), of which EUR 5,498 million were generic funds.

Specific loan-loss provisions during the first nine months, net of recoveries, amounted to EUR 1,176 million (0.33%

NPL ratio and NPL coverage
%

0.93
0.83
-10 b.p.
Sep 05
Sep 06
NPL ratio
174
186
+12 p.p.
Sep 05
Sep 06
NPL coverage

Doubtful loans and loan-loss allowances
Million euros

8,629
Total
5,498
Generic
4,647
3,131
Specific
Doubtful
loans
Loan-loss
allowances

January - September 2006	9

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Performance during the year

annualised credit cost) compared to EUR 657 million (0.22% annualised credit cost in the same period of 2005). Most of the growth in provisions occurred in Brazil, Mexico and Chile as a result of the exchange rate, the greater lending in these countries and the change of business mix towards more predictable retail risk segments which, despite a higher cost of credit, provide a greater return in terms of risk-profitability.

The NPL ratio in Spain was 0.55%, 1 b.p. higher than in the second quarter (3 b.p. lower than a year earlier). NPL coverage declined 6 p.p. to 325% (+13 p.p. since September 2005).

Santander Consumer Finance’s NPL ratio was slightly higher at 2.57% and coverage was 114%.

Portugal’s NPL ratio was 5 b.p. higher at 0.61%, but 26 b.p. less than in September 2005. Coverage was 11 p.p. lower than in the second quarter at 290% and 45 p.p. more than in September 2005.

Abbey’s NPL ratio was 0.64% and coverage 84%, both virtually unchanged during the third quarter and, respectively, 10 b.p. less and 13 p.p. more than in September 2005.

In Latin America the NPL ratio was 1.65%, 12 b.p. less than in June 2006, and 25 b.p. less than in September 2005. Coverage was 167%, without any change from the second quarter of 2006 and 18 p.p. below the level of September 2005.

In the third quarter, the trading risk, measured in terms of daily value at risk (DVaR), fluctuated between EUR 26.4 and EUR 41.7 million (average of EUR 31.6 million). The downward path of DVaR is mainly due to the lower volatility of Brazil’s markets, particularly fixed income. The lower volatility is the result of a slowing down of global economic growth and the moderation of US inflation expectations, which could enable the Fed to end its cycle of interest rate hikes, thereby benefiting emerging markets and particularly those like Brazil which depend more on foreign financing.

Trading portfolios. VaR by region. Third quarter
Million euros	2006		2005
	Avg	Latest	Avg

Total	31.6	29.3	19.0

Europe	12.1	8.7	7.2

USA	2.0	2.2	1.8

Latin America	24.7	25.0	17,5

Trading portfolios. VaR by product. Third quarter 2006
Million euros
	Min	Avg	Max	Latest

Total trading
Total VaR	26.4	31.6	41.7	29.3

Diversification effect	(13.5)	(8.3)	(4.4)	(10.2)

Fixed income VaR	22.2	29.5	38.8	27.9

Equity VaR	2.7	3.8	5.1	3.9

Currency VaR	4.4	6.6	9.4	7.7

Trading portfolios. VaR performance 2006
Million euros

10	January - September 2006

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The Share

The Santander share

The stock markets recovered during the third quarter after expectations of US interest rate hikes evaporated, thanks to lower inflationary pressures, and oil prices fell heavily following the ceasefire between Israel and Lebanon. Corporate operations involving Spain’s power companies pushed up the Ibex-35 to a new high.

In this environment, the Santander share ended the third quarter at EUR 12.47, 11.8% higher than at the end of 2005. Our share has risen 14.1% over the last 12 months compared to an 8.9% increase in the DJ Stoxx 50, 21.7% in the DJ Stoxx Banks, 19.6% in the Ibex-35 and 8.8% in the FTSE 100.

Capitalisation

Santander is the second largest bank in the Euro zone and the 11th in the world by market value. Its capitalisation at the end of September was EUR 77,991 million (+EUR 9,632 million over September 2005).

The share’s weighting in the DJ Stoxx 50 is 2.47%, 5.33% in the DJ Stoxx Banks and 16.80% in the Ibex-35.

Trading

The number of Santander shares traded during the first nine months was 12,120 million for an effective value of EUR 141,544 million, the highest in the Spanish market and with a liquidity ratio of 194%. The average daily number of shares traded was 63.5 million.

Shareholder remuneration

In line with its shareholder remuneration policy, the Group paid on August 1 the first interim dividend charged to 2006 earnings of EUR 0.106904 per share, 15% more than the same one paid in 2005.

The Board approved payment of a second interim dividend for the same amount and also 15% higher, which will be paid as of November 1, 2006.

Shareholder base

The total number of shareholders at September 30, 2006 was 2,350,276, of which 2,331,046 were European and control 89.73% of the capital and 6,810 from the Americas (9.91%) .

Excluding the Board, which holds 4.70% of the capital stock, individuals hold 36.77% and institutional investors 58.53% .

Comparative performance of share prices
December 30, 2005 to September 29, 2006

SAN
DJ Stoxx Banks
DJ Stoxx 50
115
110
105
100
95
90
30.12.2005
29.09.2006

The Santander share
29.09.2006

Shareholders and trading data
Shareholders (number)	2,350,276

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	63,455,475

Share liquidity* (%)	194

Dividend per share	euros
Second interim dividend 2005 (01.11.05)	0.092960

Third interim dividend 2005 (01.02.06)	0.092960

Fourth interim dividend 2005 (02.05.06)	0.137620

First interim dividend 2006 (01.08.06)	0.106904

Second interim dividend 2006 (01.11.06)	0.106904

Price movements during the year
Beginning (30.12.05)	11.15

High	12.52

Low	10.44

Last (29.09.06)	12.47

Market capitalisation (millions) (29.09.06)	77,991

Stock market indicators
Price / Book value (X)	1.94

P/E ratio (X)	11.81

Yield** (%)	3.87

(*).–	Number of shares traded during the year / number of shares
(**).–	Last three dividens paid + one announced / average share price

January - September 2006	11

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Consolidated financial report

Income statement
Million euros
			Variation
	Jan-Sep 06	Jan-Sep 05	Amount	(%)

Net interest income (w/o dividends)	8,801	7,354	1,447	19.7

Dividends	335	279	56	20.2

Net interest income	9,136	7,633	1,503	19.7

Income from companies accounted for by the equity method	386	483	(97)	(20.1)

Net fees	5,365	4,593	771	16.8

Insurance activity	551	612	(61)	(10.0)

Commercial revenue	15,438	13,322	2,116	15.9

Gains (losses) on financial transactions	1,561	1,182	380	32.1

Gross operating income	16,999	14,503	2,495	17.2

Income from non-financial services	344	299	45	14.9

Non-financial expenses	(83)	(92)	9	(9.9)

Other operating income	(68)	(67)	(1)	0.8

Operating costs	(8,367)	(7,842)	(525)	6.7

General administrative expenses	(7,524)	(7,133)	(391)	5.5

Personnel	(4,501)	(4,228)	(273)	6.5

Other administrative expenses	(3,023)	(2,904)	(118)	4.1

Depreciation and amortisation	(843)	(709)	(134)	18.9

Net operating income	8,824	6,801	2,024	29.8

Impairment loss on assets	(1,843)	(1,115)	(728)	65.3

Loans	(1,792)	(1,075)	(717)	66.7

Goodwill	(5)	—	(5)	—

Other assets	(47)	(40)	(7)	16.3

Other income	49	(382)	431	—

Income before taxes	7,030	5,303	1,727	32.6

Corporate income tax	(1,637)	(1,034)	(603)	58.3

Net income from ordinary activity	5,393	4,269	1,124	26.3

Net income from discontinued operations	(7)	(14)	7	(50.0)

Net consolidated income	5,386	4,255	1,131	26.6

Minority interests	439	377	62	16.4

Attributable income to the Group	4,947	3,878	1,069	27.6

Pro memoria:
Average total assets	809,749	720,066	89,683	12.5

Average shareholders' equity	35,441	31,481	3,961	12.6

Net interest income (w/o dividends)
Million euros

Commercial revenue (w/o dividends)
Million euros

4,091
4,305
4,647
4,863
4,933
4,998
5,171
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06

12	January - September 2006

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Consolidated financial report

Quarterly
Million euros

	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843	2,878	3,080

Dividends	36	172	70	57	50	187	98

Net interest income	2,357	2,583	2,694	2,860	2,893	3,065	3,178

Inc. from companies accounted for by the equity method	141	189	153	136	131	110	145

Net fees	1,416	1,522	1,655	1,721	1,749	1,765	1,851

Insurance activity	214	183	215	203	210	245	96

Commercial revenue	4,127	4,477	4,717	4,920	4,983	5,185	5,269

Gains (losses) on financial transactions	408	461	313	384	410	524	627

Gross operating income	4,535	4,938	5,030	5,304	5,393	5,710	5,896

Income from non-financial services	111	112	76	127	119	112	112

Non-financial expenses	(35)	(42)	(16)	(30)	(26)	(25)	(32)

Other operating income	(9)	(32)	(27)	(36)	(23)	(21)	(24)

Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)	(2,771)	(2,788)

General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)	(2,494)	(2,503)

Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)	(1,498)	(1,490)

Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)	(997)	(1,013)

Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)	(277)	(285)

Net operating income	2,045	2,368	2,387	2,484	2,655	3,005	3,164

Impairment loss on assets	(293)	(403)	(418)	(692)	(512)	(621)	(710)

Loans	(283)	(393)	(399)	(540)	(501)	(599)	(692)

Goodwill	—	—	—	—	—	(5)	—

Other assets	(10)	(10)	(19)	(152)	(12)	(17)	(18)

Other income	(137)	(108)	(137)	96	(14)	19	44

Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128	2,404	2,498

Corporate income tax	(311)	(350)	(373)	(402)	(468)	(511)	(658)

Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660	1,893	1,840

Net income from discontinued operations	0	0	(15)	0	(5)	(2)	(0)

Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891	1,840

Minority interests	119	141	118	152	162	169	109

Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723	1,731

Net extraordinary gains and writedowns	—	—	—	1,008	—	—	—

Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723	1,731

Net operating income Million euros	Attributable income to the Group (ordinary)* Million euros

(*) w/o extraordinary capital gains and allowances

January - September 2006	13

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Consolidated financial report

Net fees and insurance business
Million euros

			Variation
	Jan-Sep 06	Jan-Sep 05	Amount	(%)

Commissions for services	3,274	2,704	570	21.1

Credit and debit cards	489	455	34	7.5

Insurance	852	687	165	24.0

Account management	410	385	25	6.5

Commercial bills	171	159	12	7.3

Guarantees and other contingent liabilities	228	190	38	20.2

Other transactions	1,123	828	296	35.7

Mutual & pension funds	1,511	1,404	107	7.6

Securities services	579	485	95	19.5

Net fees	5,365	4,593	771	16.8

Insurance activity	551	612	(61)	(10.0)

Net fees and insurance business	5,916	5,206	710	13.6

Operating costs
Million euros

			Variation
	Jan-Sep 06	Jan-Sep 05	Amount	(%)

Personnel expenses	4,501	4,228	273	6.5

General expenses:	3,023	2,904	118	4.1

Information technology	289	365	(76)	(20.9)

Communications	258	284	(26)	(9.1)

Advertising	351	302	49	16.2

Buildings and premises	614	562	52	9.3

Printed and office material	93	85	7	8.4

Taxes (other than income tax)	176	125	51	40.6

Other expenses	1,242	1,181	61	5.2

Personnel and general expenses	7,524	7,133	391	5.5

Depreciation and amortisation	843	709	134	18.9

Total operating expenses	8,367	7,842	525	6.7

Net loan loss provisions
Million euros

			Variation
	Jan-Sep 06	Jan-Sep 05	Amount	(%)

Non performing loans	2,296	1,375	921	66.9

Country-risk	(109)	62	(171)	—

Recovery of written-off assets	(395)	(362)	(33)	9.1

Total	1,792	1,075	717	66.7

14	January - September 2006

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Consolidated financial report

Balance sheet
Million euros

			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Assets
Cash on hand and deposits at central banks	12,263	9,207	3,056	33.2	16,086

Trading portfolio	155,051	155,522	(472)	(0.3)	154,208

Debt securities	73,420	74,247	(827)	(1.1)	81,742

Loans and credits	27,532	29,847	(2,314)	(7.8)	26,480

Equities	11,298	7,330	3,968	54.1	8,078

Other	42,801	44,099	(1,298)	(2.9)	37,908

Other financial assets at fair value	14,528	46,456	(31,928)	(68.7)	48,862

Loans and credits	7,340	5,866	1,475	25.1	6,431

Other	7,188	40,590	(33,402)	(82.3)	42,431

Available-for-sale financial assets	40,777	59,535	(18,758)	(31.5)	73,945

Debt securities	33,394	54,302	(20,908)	(38.5)	68,054

Equities	7,383	5,233	2,150	41.1	5,891

Loans	519,124	446,558	72,565	16.2	459,784

Deposits at credit institutions	44,659	50,544	(5,886)	(11.6)	47,066

Loans and credits	462,121	386,487	75,633	19.6	402,918

Other	12,344	9,527	2,817	29.6	9,801

Investments	5,371	3,011	2,361	78.4	3,031

Intangible assets and property and equipment	12,816	10,272	2,544	24.8	12,204

Goodwill	14,184	15,864	(1,681)	(10.6)	14,018

Other	24,426	35,151	(10,725)	(30.5)	26,968

Total assets	798,540	781,577	16,963	2.2	809,107

Liabilities and shareholders' equity

Trading portfolio	118,970	120,811	(1,840)	(1.5)	112,466

Customer deposits	16,956	15,233	1,722	11.3	14,039

Marketable debt securities	22,115	13,956	8,159	58.5	19,821

Other	79,900	91,622	(11,722)	(12.8)	78,607

Other financial liabilities at fair value	12,893	12,507	387	3.1	11,810

Customer deposits	266	—	266	—	—

Marketable debt securities	12,628	12,507	121	1.0	11,810

Other	—	—	—	—	—

Financial liabilities at amortized cost	578,224	527,842	50,381	9.5	565,652

Due to central banks and credit institutions	68,056	88,374	(20,318)	(23.0)	116,659

Customer deposits	308,302	290,623	17,679	6.1	291,727

Marketable debt securities	155,913	106,303	49,610	46.7	117,209

Subordinated debt	31,154	29,304	1,850	6.3	28,763

Other financial liabilities	14,798	13,238	1,560	11.8	11,293

Insurance liabilities	9,743	44,099	(34,356)	(77.9)	44,672

Provisions	18,693	20,883	(2,190)	(10.5)	19,823

Other liability accounts	12,599	12,631	(32)	(0.3)	10,748

Preferred securities	1,183	1,589	(406)	(25.6)	1,309

Minority interests	2,457	2,628	(171)	(6.5)	2,848

Equity adjustments by valuation	3,668	3,089	579	18.8	3,077

Capital stock	3,127	3,127	—	—	3,127

Reserves	32,704	29,074	3,629	12.5	29,098

Income attributable to the Group	4,947	3,878	1,069	27.6	6,220

Less: dividends	(669)	(581)	(87)	15.0	(1,744)

Total liabilities and shareholders' equity	798,540	781,577	16,963	2.2	809,107

Off-balance-sheet managed funds	162,553	149,920	12,633	8.4	152,846

Total managed funds	961,093	931,497	29,596	3.2	961,953

January - September 2006	15

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Consolidated financial report

Customer loans
Million euros			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Public sector	5,419	5,803	(384)	(6.6)	5,243

Other residents	188,710	142,028	46,683	32.9	153,727

Secured loans	100,228	74,830	25,399	33.9	81,343

Other loans	88,482	67,198	21,284	31.7	72,384

Non-resident sector	311,026	281,844	29,183	10.4	284,468

Secured loans	186,849	168,223	18,627	11.1	174,117

Other loans	124,177	113,621	10,556	9.3	110,352

Gross loans and credits	505,156	429,674	75,482	17.6	443,439

Credit loss allowance	8,163	7,475	688	9.2	7,610

Net loans and credits	496,993	422,200	74,794	17.7	435,829

Pro memoria: Doubtful loans	4,638	4,371	267	6.1	4,356

Public sector	18	1	17	—	3

Other residents	1,175	1,001	174	17.4	1,027

Non-resident sector	3,445	3,369	75	2.2	3,326

Credit risk management (*)
Million euros
			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Non-performing loans	4,647	4,375	271	6.2	4,342

NPL ratio (%)	0.83	0.93	(0.10 p.)		0.89

Credit loss allowances	8,629	7,605	1,023	13.5	7,902

Specific	3,131	3,146	(15)	(0.5)	3,177

General-purpose	5,498	4,459	1,039	23.3	4,725

NPL coverage (%)	185.70	173.83	11.87 p.		182.02

Credit cost (%) **	0.33	0.22	0.11 p.		0.24

Ordinary non-performing and doubtful loans ***	3,302	3,156	146	4.6	3,132

NPL ratio (%) ***	0.59	0.67	(0.08 p.)		0.64

NPL coverage (%) ***	261.35	240.98	20.37 p.		252.28

(*)	Excluding country-risk
(**)	Annualised net specific allowance / loans
(***)	Excluding mortgage guarantees
Note:	NPL ratio: Non-performing loans / computable assets

Nonperforming loans by quarter
Million euros
	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370	4,489

+ Net additions	496	367	442	433	509	569	718

- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)	(560)

Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489	4,647

16	January - September 2006

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Consolidated financial report

Customer funds under management
Million euros			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Public sector	13,956	17,613	(3,658)	(20.8)	14,366

Other residents	93,532	80,531	13,001	16.1	83,392

Demand deposits	53,706	47,536	6,171	13.0	50,124

Time deposits	23,216	18,140	5,077	28.0	18,799

REPOs	16,609	14,856	1,753	11.8	14,470

Non-resident sector	218,036	207,711	10,325	5.0	208,008

Demand deposits	117,766	111,402	6,364	5.7	113,603

Time deposits	76,312	77,870	(1,558)	(2.0)	77,195

REPOs	21,680	15,246	6,434	42.2	14,366

Public Sector	2,278	3,193	(915)	(28.7)	2,844

Customer deposits	325,524	305,856	19,667	6.4	305,765

Debt securities	190,655	132,765	57,890	43.6	148,840

Subordinated debt	31,154	29,304	1,850	6.3	28,763

Insurance liabilities	9,743	44,099	(34,356)	(77.9)	44,672

On-balance-sheet customer funds	557,076	512,024	45,052	8.8	528,041

Mutual funds	117,102	109,248	7,854	7.2	109,480

Pension funds	27,442	27,380	62	0.2	28,619

Managed portfolios	18,009	13,292	4,717	35.5	14,746

Off-balance-sheet customer funds	162,553	149,920	12,633	8.4	152,846

Customer funds under management	719,629	661,945	57,685	8.7	680,887

Mutual funds. September 2006
Million euros
	Assets under	Var. (%) s/
	management	Sep. 05

Spain	78,253	3.9

Portugal	6,006	5.7

United Kingdom (Abbey)	6,276	(1.6)

Latin America	26,567	21.4

Total	117,102	7.2

Pensions funds. September 2006
Million euros
	Assets under	Var. (%) s/
	management	Sep. 05

Spain	9,201	10.9

Portugal	1,380	39.9

Latin America	16,861	(6.8)

Total	27,442	0.2

Statement of changes in consolidated shareholders' equity
Million euros
	Jan-Sep 06	Jan-Sep 05

Available-for-sale financial assets	982	(248)

Other financial liabilities at fair value	—	—

Cash flow hedges	(23)	61

Hedges of net investments in businesses abroad	94	(481)

Exchange differences	(462)	1,979

Long-term assets for sale	—	—

Net revenues recorded in shareholders' equity	591	1,311

Net consolidated income (published)	5,386	4,255

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	5,386	4,255

Parent Bank	5,538	5,189

Minority interests	439	377

Total revenues and expenses	5,977	5,567

January - September 2006	17

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Consolidated financial report

Shareholders' equity and minority interests
Million euros			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Capital stock	3,127	3,127	—	—	3,127

Additional paid-in surplus	20,370	20,370	—	—	20,370

Reserves	12,355	8,737	3,618	41.4	8,781

Treasury stock	(22)	(33)	11	(34.0)	(53)

On-balance-sheet shareholders' equity	35,831	32,201	3,629	11.3	32,225

Net attributable income	4,947	3,878	1,069	27.6	6,220

Interim dividend distributed	(669)	(581)	(87)	15.0	(1,163)

Shareholders' equity at period-end	40,109	35,498	4,611	13.0	37,283

Interim dividend not distributed	—	—	—	—	(1,442)

Shareholders' equity	40,109	35,498	4,611	13.0	35,841

Valuation adjustments	3,668	3,089	579	18.8	3,077

Minority interests	2,457	2,628	(171)	(6.5)	2,848

Preferred securities	1,183	1,589	(406)	(25.6)	1,309

Preferred securities in subordinated debt	6,427	6,535	(108)	(1.7)	6,773

Shareholders' equity and minority interests	53,845	49,339	4,506	9.1	49,848

Computable capital and BIS ratio
Million euros
			Variation
	30.09.06	30.09.05	Amount	(%)	31.12.05

Computable basic capital	34,232	30,049	4,183	13.9	32,532

Computable supplementary capital	23,057	20,951	2,106	10.1	20,894

Computable capital	57,289	51,000	6,289	12.3	53,426

Risk-weighted assets	456,745	401,171	55,574	13.9	412,734

BIS ratio	12.54	12.71	(0.17)		12.94

Tier 1	7.49	7.49	—		7.88

Core capital	5.88	5.54	0.34		6.05

Cushion	20,749	18,906	1,843	9.7	20,407

Computable capital
 Million euros

57,289
+12.3%
BIS Ratio
51,000
34,232
Tier I
30,049
26,847
Core capital
22,242
+20.7%
Sep 05
Sep 06

Capital ratios
%

BIS Ratio
Tier I
Core capital
12.71
7.49
5.54
-17 b.p.
+34 b.p.
12.54
7.49
5.88
Sep 05
Sep 06

18	January - September 2006

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Information by segments

Description of the segments

Grupo Santander maintained in 2006 the general criteria used in 2005, with two exceptions:

•	The Global Customer Relation Model, which includes 66 new clients, mainly from Latin America was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•	New York’s business, which was included within Continental Europe, is incorporated to the perimeter of Latin America as this is the sphere of management which develops most of its activities. In the secondary segment, it remains within Global Wholesale Banking.

The figures for 2005 have been drawn up again and include both changes so that like-for-like comparisons can be made with 2006.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

In accordance with the International Financial Reporting Standards (IFRS), the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly focused on retail banking activity in the UK.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in
Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relation Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America, which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional costs related to the Group’s functioning.

January - September 2006	19

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Information by principal segments

Income statement and balance sheet of principal segments
Million euros	Operating business areas				Continental Europe
	J-S 06	J-S 05	Var. (	%)	J-S 06	J-S 05	Var. (%	)

Income statement
Net interest income	9,950	8,150	22.1		4,584	3,979	15.2

Inc. from companies accounted by equity method	12	23	(49.6)		4	17	(76.4)

Net fees	5,370	4,614	16.4		2,707	2,429	11.4

Insurance activity	548	611	(10.3)		102	89	14.4

Commercial revenue	15,880	13,398	18.5		7,396	6,513	13.6

Gains (losses) on financial transactions	1,336	1,275	4.7		536	361	48.5

Gross operating income	17,216	14,674	17.3		7,932	6,874	15.4

Income from non-financial services (net) and other operating income	203	154	31.9		238	200	19.1

General administrative expenses	(7,236)	(6,868)	5.4		(2,907)	(2,715)	7.1

Personnel	(4,352)	(4,090)	6.4		(1,979)	(1,870)	5.8

Other administrative expenses	(2,885)	(2,778)	3.8		(928)	(846)	9.8

Depreciation and amortisation	(685)	(698)	(1.9)		(383)	(373)	2.5

Net operating income	9,498	7,261	30.8		4,881	3,985	22.5

Net loan loss provisions	(1,886)	(1,048)	80.0		(1,019)	(634)	60.8

Other income	(172)	(137)	25.6		28	(28)	—

Income before taxes	7,440	6,077	22.4		3,890	3,324	17.0

Income from ordinary activity	5,510	4,459	23.6		2,755	2,364	16.5

Net consolidated income	5,504	4,446	23.8		2,748	2,351	16.9

Attributable income to the Group	5,151	4,177	23.3		2,609	2,255	15.7

Balance sheet
Loans and credits*	496,404	421,651	17.7		256,188	198,529	29.0

Trading portfolio (w/o loans)	114,841	110,350	4.1		30,300	24,863	21.9

Available-for-sale financial assets	30,990	29,182	6.2		13,904	12,228	13.7

Due from credit institutions*	106,322	110,256	(3.6)		66,128	61,609	7.3

Intangible assets and property and equipment	11,797	8,930	32.1		5,241	4,094	28.0

Other assets	44,993	73,917	(39.1)		18,613	17,052	9.2

Total assets/liabilities & shareholders' equity	805,348	754,286	6.8		390,375	318,374	22.6

Customer deposits*	324,555	300,563	8.0		137,056	124,862	9.8

Marketable debt securities*	117,162	83,593	40.2		42,092	26,268	60.2

Subordinated debt	14,985	15,257	(1.8)		2,621	1,962	33.6

Insurance liabilities	9,743	44,086	(77.9)		7,739	5,527	40.0

Due to credit institutions*	157,929	162,781	(3.0)		82,310	72,702	13.2

Other liabilities	151,927	123,977	22.5		101,102	73,521	37.5

Shareholders' equity	29,047	24,029	20.9		17,453	13,532	29.0

Off-balance-sheet funds	162,553	149,920	8.4		103,289	95,052	8.7

Mutual funds	117,102	109,248	7.2		84,259	80,993	4.0

Pension funds	27,442	27,380	0.2		10,581	9,284	14.0

Managed portfolios	18,009	13,292	35.5		8,449	4,775	77.0

Customer funds under management	628,998	593,419	6.0		292,798	253,671	15.4

Total managed funds	967,901	904,206	7.0		493,664	413,426	19.4

(*). Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.91	23.90	0.01 p.		20.74	22.64	(1.90 p.)

Efficiency ratio	44.47	50.13	(5.66 p.)		39.39	42.92	(3.53 p.)

NPL ratio	0.80	0.89	(0.09 p.)		0.73	0.77	(0.04 p.)

Coverage ratio	183.77	174.32	9.45 p.		247.45	246.03	1.42 p.

Number of employees (direct & indirect)	127,176	127,443	(0.2%)		44,374	44,050	0.7%

Number of branches	10,583	10,049	5.3%		5,629	5,281	6.6%

20	January - September 2006

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Information by principal segments

Income statement and balance sheet of principal segments
Million euros	United Kingdom (Abbey)				Latin America
	J-S 06	J-S 05	Var. (	%)	J-S 06	J-S 05	Var. (	%)

Income statement
Net interest income	1,480	1,381	7.2		3,886	2,791	39.2

Inc. from companies accounted by equity method	2	2	35.5		5	5	7.4

Net fees	770	697	10.5		1,893	1,488	27.3

Insurance activity	332	443	(25.0)		115	80	43.7

Commercial revenue	2,585	2,522	2.5		5,899	4,363	35.2

Gains (losses) on financial transactions	317	270	17.4		484	645	(25.0)

Gross operating income	2,901	2,792	3.9		6,383	5,008	27.5

Income from non-financial services (net) and other operating income	37	25	50.8		(72)	(71)	2.4

General administrative expenses	(1,519)	(1,728)	(12.1)		(2,811)	(2,425)	15.9

Personnel	(852)	(903)	(5.6)		(1,521)	(1,318)	15.4

Other administrative expenses	(666)	(825)	(19.3)		(1,291)	(1,107)	16.6

Depreciation and amortisation	(77)	(84)	(8.0)		(225)	(241)	(6.6)

Net operating income	1,342	1,004	33.7		3,275	2,272	44.1

Net loan loss provisions	(307)	(244)	25.7		(560)	(170)	229.5

Other income	(3)	64	—		(196)	(173)	13.3

Income before taxes	1,033	824	25.3		2,518	1,929	30.6

Income from ordinary activity	743	565	31.4		2,013	1,530	31.6

Net consolidated income	743	565	31.4		2,013	1,530	31.6

Attributable income to the Group	743	565	31.4		1,799	1,357	32.6

Balance sheet
Loans and credits*	183,818	174,901	5.1		56,398	48,221	17.0

Trading portfolio (w/o loans)	59,899	62,668	(4.4)		24,641	22,820	8.0

Available-for-sale financial assets	22	22	(2.3)		17,064	16,932	0.8

Due from credit institutions*	17,987	20,670	(13.0)		22,207	27,977	(20.6)

Intangible assets and property and equipment	5,039	3,463	45.5		1,517	1,373	10.5

Other assets	9,839	42,459	(76.8)		16,541	14,405	14.8

Total assets/liabilities & shareholders' equity	276,604	304,184	(9.1)		138,368	131,727	5.0

Customer deposits*	114,948	112,237	2.4		72,550	63,465	14.3

Marketable debt securities*	69,176	51,988	33.1		5,895	5,338	10.4

Subordinated debt	10,458	12,026	(13.0)		1,906	1,268	50.3

Insurance liabilities	71	36,964	(99.8)		1,932	1,594	21.2

Due to credit institutions*	45,513	52,565	(13.4)		30,106	37,514	(19.7)

Other liabilities	33,198	36,160	(8.2)		17,626	14,296	23.3

Shareholders' equity	3,241	2,244	44.4		8,353	8,253	1.2

Off-balance-sheet funds	6,276	6,378	(1.6)		52,989	48,491	9.3

Mutual funds	6,276	6,378	(1.6)		26,567	21,878	21.4

Pension funds	—	—	—		16,861	18,096	(6.8)

Managed portfolios	—	—	—		9,560	8,517	12.2

Customer funds under management	200,929	219,592	(8.5)		135,272	120,156	12.6

Total managed funds	282,880	310,562	(8.9)		191,357	180,219	6.2

(*).– Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	33.08	33.14	(0.06 p.)		27.41	23.34	4.07 p.

Efficiency ratio	54.33	64.35	(10.02 p.)		46.43	52.31	(5.88 p.)

NPL ratio	0.64	0.74	(0.10 p.)		1.65	1.90	(0.25 p.)

Coverage ratio	84.18	70.69	13.49 p.		166.55	185.01	(18.46 p.)

Number of employees (direct & indirect)	17,439	21,348	(18.3%)		65,363	62,045	5.3%

Number of branches	712	714	(0.3%)		4,242	4,054	4.6%

January - September 2006	21

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Information by principal segments

Continental Europe

Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.

Attributable income for the first nine months increased 15.7% to EUR 2,609 million (51% of the Group’s total from its operating areas). The main drivers were the rise in commercial revenues (net interest income, fees and gains on financial transactions with customers) and those from the markets’ better performance, as well as selective control of costs.

The main points were:

–	Diversified growth of earnings: the four large business units as well as the global areas registered strong growth.

–	Favourable trends: record gross operating income, net operating income and attributable income in the third quarter.

Net interest income was 15.2% higher than in the first nine months of 2005 at EUR 4,584 million. This was due to increased business volumes and the improvement in the customer spreads of the Santander Branch Network and Banesto. The trend is very favourable as net interest income grew for the sixth consecutive quarter, and that of the third quarter of 2006 was the one that rose the most over the preceding quarter (+4.7% excluding dividends).

Net fees and insurance activity increased 11.5% to EUR 2,809 million. Of note were the rises at Santander Consumer Finance, Portugal and Banif and, in contrast, the initial impact of the elimination in 2006 of fees and commissions linked to the strategic plan of the Santander network ("We want to be your Bank"). Furthermore, the trend is very favourable because after the decline in the first quarter growth picked up in the second (+3.8% over Q106) and the third quarter figure was 8.4% higher than the second’s, as well as setting a new quarterly record.

The main driving forces of the growth in fees are mutual funds, pension plans and insurance, backed by greater business activity and volumes. Those from securities and guarantees also increased.

The higher gains on financial transactions mainly reflect the stronger demand by customers for treasury products and better market performance.

Gross operating income rose 15.4% in the first nine months (+11.3% in the first half). Operating costs increased 6.5% (+6.7% in the first half), a good performance if one bears in mind that they include some perimeter effect, the development of new products and an increase of 240 branches during the year, all of which represented 2.4 p.p. of the growth.

As a result of the revenue and costs performance, net operating income rose 22.5% to EUR 4,881 million (+15.5% in the first half). The four large units commented on below, and which generate 83% of total net operating income, registered double digit growth.

The efficiency ratio improved by 3.5 percentage points to 39.4% . The ratios of the Santander Branch Network, Banesto and Portugal were much better. The efficiency ratio of Santander Consumer Finance was the area’s best (34.9%). However, it worsened by 0.7 p.p over 2005 as it was affected by the incorporation of less efficient businesses (consumer lending unit in the UK and Interbanco in Portugal).

Net losses from the impairment of loans increased 60.8%, most of it generic provisions emanating from the growth in lending and guarantees, as credit risk quality continued to be excellent. (NPLs: 0.73%).

Lending excluding securitisations grew 27%, with all retail banks doing well. Deposits, mutual funds and pension funds increased 8%.

Continental Europe
Efficiency ratio (with amortisations)
%

Continental Europe
Net operating income and Attributable income
Million euros

4,881
3,985
+22.5%
2,609
2,255
+15.7%
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

22	January - September 2006

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Information by principal segments

Continental Europe. Main units
Million euros	Santander				Santander
	network		Banesto		Consumer Finance		Portugal
	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)

Income statement
Net interest income	1,729	12.3	907	10.2	1,010	17.0	502	4.7

Inc. from companies accounted by equity method	—	—	(0)	—	4	25.4	—	—

Net fees	1,164	2.3	435	6.4	293	12.5	281	22.7

Insurance activity	—	—	30	38.0	—	—	15	(19.2)

Commercial revenue	2,893	8.0	1,372	9.4	1,307	16.0	798	9.8

Gains (losses) on financial transactions	172	11.0	98	25.5	33	(1.2)	24	(11.5)

Gross operating income	3,066	8.2	1,470	10.4	1,340	15.5	821	9.1

Income from non-financial services (net)
and other operating income	5	12.8	221	26.5	22	(25.2)	(9)	22.5

General administrative expenses	(1,137)	2.1	(610)	2.5	(442)	16.9	(329)	1.5

Personnel	(862)	1.5	(465)	5.4	(202)	12.8	(215)	1.6

Other administrative expenses	(274)	4.0	(146)	(5.6)	(240)	20.6	(114)	1.1

Depreciation and amortisation	(174)	(3.2)	(90)	13.8	(43)	11.0	(47)	8.8

Net operating income	1,760	14.0	992	19.0	877	13.5	437	15.3

Net loan loss provisions	(288)	40.0	(136)	25.0	(286)	11.0	(37)	(25.9)

Other income	(13)	68.5	(1)	(95.5)	19	—	3	—

Income before taxes	1,460	9.6	855	20.2	610	19.4	403	23.0

Income from ordinary activity	1,051	9.6	580	21.0	429	21.8	328	22.4

Net consolidated income	1,051	9.6	580	21.0	429	21.8	328	22.4

Attributable income to the Group	1,051	9.6	448	16.4	423	20.1	327	22.4

Balance
Loans and credits*	101,838	21.6	56,540	25.8	35,735	27.4	27,471	12.5	**

Trading portfolio (w/o loans)	—	—	4,247	(14.1)	15	—	1,083	10.8

Available-for-sale financial assets	3	380.6	11,598	31.7	42	(11.8)	814	(61.4)

Due from credit institutions*	102	6.1	19,933	41.7	6,135	37.3	11,065	17.6

Intangible assets and property and equipment	2,192	32.7	1,725	11.9	621	74.9	442	(0.0)

Other assets	816	(3.0)	6,125	0.6	1,303	20.0	4,493	34.3

Total assets/liabilities & shareholders' equity	104,951	21.6	100,168	24.6	43,851	29.0	45,368	11.5

Customer deposits*	49,651	21.1	41,461	18.4	14,036	5.7	11,568	(8.1)

Marketable debt securities*	—	(100.0)	23,781	38.7	7,126	68.8	9,316	194.6

Subordinated debt	—	—	1,590	(1.6)	577	468.0	420	71.2

Insurance liabilities	—	—	1,596	17.6	—	—	3,670	50.6

Due to credit institutions*	96	247.6	18,956	32.0	19,117	35.4	16,335	(10.9)

Other liabilities	47,786	21.5	9,989	19.1	1,463	20.3	2,404	2.0

Shareholders' equity	7,418	24.1	2,796	10.8	1,531	44.2	1,656	4.6

Off-balance-sheet funds	54,098	2.9	16,638	16.5	358	20.3	7,756	11.7

Mutual funds	48,150	2.1	13,042	10.0	306	16.4	6,006	5.7

Pension funds	5,948	9.9	1,522	8.2	52	49.1	1,380	39.9

Managed portfolios	—	—	2,075	103.6	—	—	370	34.3

Customer funds under management	103,748	10.9	85,066	22.5	22,098	23.4	32,729	29.0

Total managed funds	159,049	14.5	116,806	23.4	44,209	28.9	53,124	11.5

(*).– Includes all stock of concept classified in the balance sheet
(**).– Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +7%

Ratios (%) and other data
ROE	20.25	(2.45 p.)	20.79	0.98 p.	35.21	(10.90 p.)	24.19	3.18 p.

Efficiency ratio	41.53	(3.29 p.)	40.01	(3.38 p.)	34.90	0.66 p.	45.71	(3.01 p.)

NPL ratio	0.57	(0.02 p.)	0.43	(0.06 p.)	2.57	0.29 p.	0.61	(0.26 p.)

Coverage ratio	298.84	14.06 p.	399.94	19.85 p.	113.83	(10.83 p.)	289.69	45.31 p.

Number of employees (direct & indirect)	19,011	(0.6%)	10,836	(0.6%)	5,349	5.6%	6,138	(2.6%)

Number of branches	2,748	5.8%	1,788	5.3%	279	9.4%	721	6.5%

January - September 2006	23

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Information by principal segments

Santander Network

The Santander Branch Network ended the third quarter with a much faster pace of growth in earnings. Attributable income was 15.6% higher than in the third quarter of 2005 at EUR 378 million. The figure for the first nine months was EUR 1,051 million a new quarterly record, 9.6% more than in the same period of 2005 and spurred by net operating income which increased 14.0%.

The four main drivers behind these solid and recurrent results were the strong growth in net interest income, the small rise in fees and gains on financial transactions, containment of costs and excellent credit risk quality.

Net interest income increased 12.3% to EUR 1,729 million in the first nine months and was on an upward trend (EUR 609 million in the third quarter, 14.3% more than in the same period of 2005), thanks to greater activity and appropriate management of prices.

Net fees and gains on financial transactions with customers rose by a more moderate 3.3% to EUR 1,336 million, because of the impact of the investment in the "We want to be your bank" strategic plan.

Gross operating income was 8.2% higher at EUR 3,066 million.

As a result of costs control, which only increased 1.4% well below inflation, net operating income rose 14.0% to EUR 1,760 million. Finally, continued credit risk quality meant that no significant specific provisions were required, as they were generic ones from the drive in lending.

The efficiency and recurrence ratios were noteworthy: the former (including depreciation and amortisation) was

41.5% (-3.3 p.p.) and the latter (net fees and gains on financial transactions measured against administrative costs) was 117.6%. Both ratios, together with that for non-performing loans (0.57% at the end of September) and coverage of more than 299%, underscore the high quality of the earnings.

Business volumes consolidated their strong growth: 19% year-on-year for loans (excluding securitisations). Also, growth was diversified by products and segments. By products, mortgages grew 18%, credits 29%, personal loans 17%, leasing/renting 20 % and the portfolio of commercial bills 8%. By segments, of note were loans to individuals (+18%), to SMEs and microcompanies (+24%) and to large companies (+22%).

These rises stemmed from the much greater lending activity during the period, with more than 50,000 mortgages, 210,000 consumer loans, 69,000 credits to companies and businesses and 36,000 leasing and renting operations. Overall, these operations were close to 20% more than those for the whole of 2005.

In customer funds, deposits grew 21%, due to specific positions kept by some companies at the end of the quarter. On the basis of average balances, which better represent the business performance, total deposits grew 13%. By products, demand deposits grew 12%, time deposits and mutual funds 6% and pension plans 9%. By segments, the volume of funds from individuals increased 6% and from companies 9%.

The "We want to be your Bank" strategic plan has become a strong driving force in business, both in capturing individual customers as well as achieving greater linkage via cross-selling of products and services. More than eight months after its launch, the trends in commercial activity of previous quarters have consolidated and improved.

Santander network
Efficiency ratio (with amortisations)
%

Santander network
Net operating income and Attributable income
Million euros

1,760
1,545
+14.0%
1,051
958
+9.6%
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

24	January - September 2006

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Information by secondary segments

Banesto

Banesto yet again significantly improved net interest income and gross and net operating income during the first nine months and achieved better ratios, in line with the goals set for the year. Attributable income was 16.4% higher than in the same period of 2005 at EUR 448 million, spurred by a 19.0% rise in net operating income.

Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 19 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.

Net interest income increased 10.2% to EUR 907 million, thanks to balanced and sustained growth in business and appropriate management of prices and spreads.

Net fees and revenue from insurance rose 7.9% to EUR 465 million. Those from services increased 7.8%, with growth in all components. Fees from mutual and pension funds grew 4.0% year-on-year, continuing the trend of improvement shown in the first quarter. Insurance revenues were up 38.0%.

The distribution of treasury products to customers continues to be the main factor behind the rise in gains on financial transactions. They amounted to EUR 98 million, 25.5% more than in the first nine months of 2005.

Net revenues from non-financial companies contributed EUR 221 million, 26.5% more than in the same period of 2005.

Operating costs grew 3.9%, consistent with the Group’s discipline in the objectives of efficiency and profitability set in the expansion plan for Banesto’s branch network. This, combined with the 10.4% rise in gross operating income, produced a further improvement in the efficiency ratio of 3.4 p.p. to 40.0%.

As a result, net operating income amounted to EUR 992 million, 19.0% more than in the first nine months of 2005.

The net loan-loss provision of EUR 136 million was 25.0% more than in the first nine months of 2005. It was higher largely because of the growth in lending, as the generic provisions of EUR 135 million represented almost the total of this item. As a result of the continued low levels of non-performing loans, specific allowances, net of loan loss recoveries, only amounted to EUR 1 million.

Income before taxes was up 20.2% at EUR 855 million. Attributable income, after corporate income tax and minority interests, was EUR 448 million, 16.4% higher year-on-year.

Lending, adjusted for securitisations, amounted to EUR 58,208 million at the end of September (+23% y-o-y). Lending to the private sector rose 23%, with balanced growth in all items: secured loans rose 24%, commercial bills 19% and other credits and loans 23%.

The ratio of non-performing loans was 0.43% and coverage 400%, both better than in September 2005.

Total managed funds amounted to EUR 85,066 million, 23% more than a year earlier (+24% in on-balance sheet funds and +16% in off-balance sheet ones).

Banesto Efficiency ratio (with amortisations) %	Banesto Net operating income and Attributable income Million euros

992
833
+19.0%
448
385
+16.4%
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

January - September 2006	25

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Information by secondary segments

Santander Consumer Finance

The third quarter saw new records set in gross and net operating income and earnings, Attributable income in the first nine months rose 20.1% to EUR 423 million.

This was due to the strong organic growth of traditional units and the increasing contribution of platforms, such as Italy, Poland and Norway, which while significant are still far from their maturity.

Gross operating income amounted to EUR 1,340 million, 15.5% more than in the first nine months of 2005. This was due to the 22.1% rise in the average managed portfolio and a slight reduction in the spread as a result of the higher cost of funds due to the rise in interest rates. In this context, the diversified financial structure, with customer deposits accounting for close to 50%, helped to soften the impact of higher interest rates.

Operating costs increased 10.0% in the third quarter year-on-year. This was a slower pace of growth compared to previous quarters when the effects of perimeter changes were absorbed (opening in the UK, incorporation of Interbanco ...) and the strengthening of high return lines which lays the foundations for higher growth in the future (sub-prime financing in Spain, expansion of direct credit networks). Total costs grew 16.4% year-on-year, down from 19.9% in the first half.

Net operating income increased 13.5% (18% in like-for-like terms, deducting the new projects).

Loan-loss provisions rose 11.0%, below the growth in lending, despite the growth in higher spread products (for example, sub-prime) but also greater risk. The efforts in loan-loss recoveries (including the sale of non-performing loans portfolios) and risk control enabled credit quality to remain excellent (NPL ratio of 2.57% and coverage of 114%), and continue to increase spreads after loan-loss provisions.

New lending increased 20% year-on-year, with all lines performing well. Of note by products were direct credit, revolving credit (credit cards), sub-prime financing and financing of used vehicles, all of which grew at a faster pace.

Expansion projects underway also registered strong growth in business volumes. Of note in the third quarter were new auto finance loans in the UK, whose monthly pace of growth (EUR 65 million in September) was almost double that at the beginning of the year; or mortgages in Poland, whose monthly growth rates were double those of 2005 (EUR 51 million in September).

The migration of Germany’s servers to Spain, under the Centralisation of Data Centres project, was also completed. Spain is now providing service to Germany’s, Italy’s, Portugal’s and Poland’s platforms, as well as to Spanish business itself. All of this, in the medium term, will produce higher levels of efficiency and lower investment needs in technology.

Lastly, agreement was reached in September to acquire 90% of Drive Financial, one of the leading auto finance companies in the US in the sub-prime segment (4% market share). Drive has US$2.4 billion in loans and operates in 35 states via 10,000 dealers with whom it has commercial agreements. This operation is expected to contribute 1.5% to the Group’s earnings per share in 2007.

Santander Consumer Finance Efficiency ratio (with amortisations) %	Santander Consumer Finance Net operating income and Attributable income Million euros

877
773
+13.5%
423
352
+20.1%
J-S 05
J-S 06
Net operating income
J-S 05
J-S 06
Attributable income

26	January - September 2006

Back to Contents

Information by secondary segments

Portugal

Santander Totta generated attributable income of EUR 327 million in the first nine months, 22.4% more than in the same period of 2005.

The third quarter kept up the trends of the previous quarters: growth in recurrent revenues from retail business, strict control of costs and continued high quality of risks.

Commercial revenue rose 9.8%. Of note was the good performance of net interest income (new quarterly record, excluding dividends), due to prudent management of prices and volumes. Net fees increased 22.7%, with notable contributions from current accounts, insurance, mortgages and investment banking.

Operating costs only rose by 2.3%, below the inflation rate and absorbing the opening of 50 new branches in the last

12 months. The performance of revenues and costs produced a further gain in the efficiency ratio to 45.7%, (48.7% in September 2005).

As a result, net operating income was 15.3% higher at EUR 437 million.

Loan-loss provisions assigned declined 25.9%, and risk quality remained excellent. The ratio of non-performing loans was 0.61% (0.87% in September 2005) and coverage rose from 244% in September 2005 to 290%.

Lending rose 7% year-on-year to EUR 27,471 million due to the lower balances with large companies. Loans to individuals grew 10% (consumer finance +21%) and to SMEs and companies they increased by more than 20%.

In customer funds, capitalisation insurance plans (+57%) and mutual funds (+6%) continued to lead the way.

Portugal Efficiency ratio (with amortisations) %	Portugal Net operating income and Attributable income Million euros

437
379
+15.3%
327
267
+22.4%
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

Others

The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) increased their gross operating income by 55.3%. Of note was the growth in wholesale business (both global customers and treasury), sales to customers and the markets’ good performance.

Net operating income increased 78.9% to EUR 815 million and income before taxes rose 26.9%, due to the strong increase in generic loan-loss provisions in wholesale banking business.

Attributable income was EUR 360 million, 23.0% higher than in the first nine months of 2005.

Banif, thanks to its strategy in private banking, increased its net operating income by 49.5% year-on-year and attributable income by 44.6%.

January - September 2006	27

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Information by principal segments

United Kingdom (Abbey)

Abbey contributed attributable income of EUR 743 million, 31.4% more than in the first nine months of 2005, as a result of the positive trend in gross operating income and costs which pushed up net operating income by 33.7%. These earnings include the sale of the life assurance business in the third quarter.

Like the other segments, Abbey's figures have been restated according to the criteria on page 19 of this report. This means that the figures given below do not coincide with those published by Abbey.

Gross operating income increased 3.9% year-on-year (+6% on a like-for-like basis excluding in the life assurance business). Of note was the 10.5% rise in net fees because of the larger business volume, the 7.2% increase in net interest income and growth of 17.4% in gains on financial transactions, driven by Abbey Financial Markets. Meanwhile, the contribution from insurance after the sale to Resolution was lower.

Operating costs were 12.0% lower than in the first nine months of 2005 (-8% on a like-for-like basis) and this, coupled with higher gross operating income, produced an efficiency ratio of 54.3%, 10 p.p. better than in 2005 but still far from the long-term target.

Loan-loss provisions increased 25.7%, largely because of personal loans, and in line with the trends in the UK market. Abbey’s credit quality is higher than the market’s: NPL ratio of 0.64% at the end of September and coverage of 84%, both better than a year earlier.

Customer loans stood at EUR 183,818 million at the end of September (+5%) and total managed customer funds EUR 200,929 million (+10%, excluding the impact of the insurance sale).

Net mortgage lending was strong during the first nine months, together with a good evolution of current accounts and Abbey brand personal loans. It is important to stress that throughout the range of products we seek a balance between growth and profitability compatible with market share targets.

The main business figures were:

•	Gross mortgage lending was 23% higher than in 2005 and the level of early repayments was in line with last year’s. As a result, the market share in net mortgages in the first nine months was 7.5% (2.5% in the same period of 2005).

•	In the third quarter the market share in net mortgages was 6.0%, below that in the second quarter. The underlying trend is moving Abbey towards its goal, with fluctuations from quarter to quarter due to competitive pressure in prices.

•	UPLs increased 18% year-on-year, with strong growth in business done in branches (+76%).

•	The net inflows of savings in the first nine months was EUR 1,343 million, lower than in the same period of 2005 because of the effort to improve spreads. This produced a reduction in accounts of little or no profitability. On the other hand, current account balances increased 11%.

This performance benefited from further gains in the productivity of banking and mortgage advisors in the branch network as well as greater cross-selling.

In the sphere of technology, Abbey installed during the third quarter the single customer data base which is part of the Partenón project. This will enhance customer information in branches and will be a basic commercial tool for supporting sales.

United Kingdom (Abbey) Efficiency ratio (with amortisations) %

United Kingdom (Abbey) Net operating income and Attributable income Million euros

1,342
1,004
+33.7%*
743
565
+31.4%**
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

(*) Exchange rate effect excluded: +33.6%
(**) Exchange rate effect excluded: +31.3%

28	January - September 2006

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Information by principal segments

Latin America

Latin America generated attributable income of EUR 1,799 million in the first nine months, 32.6% more than in the same period of 2005 (+24.5% excluding the exchange rate impact).

Retail Banking continued to be the driving force of the Group’s growth in the region, reflecting the strategic focus of boosting business and earnings from customers, particularly individuals, SMEs and companies. As a result, income before taxes rose 44.5% year-on-year (+36.2% excluding the exchange rate impact).

These results were achieved in an environment of economic growth, and one with good prospects. After two years (2004-2005) of the strongest economic growth in 25 years, the region’s GDP is forecast to expand 4% in 2006. The drivers of this growth are robust domestic demand and exports. The economic fundamentals remain solid: public and current account balances at healthy levels and expectations of stable or declining inflation.

In the third quarter, financial markets have stabilised after the uncertainties, in May, of interest rate rises in the U.S. which affected asset prices in the region.

Latin America’s financial systems have been channelling the demand for investment and consumer products via a stronger drive in loans to companies and, above all, to individual customers. The average growth in lending in local currency is 24% and to individuals 30%, and of note within this are non-mortgage products (+34% against 37% a year ago). Savings (deposits excluding REPOs and mutual funds) increased 22%.

These increases, above that of nominal GDP growth, underscore the region’s rising level of "bankarisation", a process in which Grupo Santander is playing a leading role.

Santander’s strategy in 2006 continues to focus on developing its retail franchise by increasing the number of customers and their degree of linkage. The anchor products in this process are credit cards, consumer loans, insurance and payment of payrolls into accounts. The objectives are to achieve business growth higher than the market’s (especially with individuals and SMEs) and consolidate strong growth in commercial revenues, thereby increasing their contribution to total gross operating income.

This also involves maintaining control of risks and costs as other key elements of the strategy. In any case, the priority focus on the retail segment will increase the risk premium, but this is being compensated by the higher revenues generated. The objective in costs, despite those incurred in the promotion and development of businesses, is to limit their increase to single digit levels for the region.

Grupo Santander has 4,242 branches in Latin America, 22.6 million customers (including more than 850,000 companies), 7 million participants in pension funds and 65,363 employees. Its share of the region’s banking business (loans + deposits + mutual funds) is 9.4% . In addition, the Group has a 11.4% market share in pension funds.

The main developments of the Group’s activity in Latin America during the first nine months of 2006 (all percentage changes without exchange rate impact) were:

•	Continued strong growth in lending (+23%), particularly to individuals and SMEs (combined growth of 39%). The total market share in lending is 10.8% (excluding IPAB paper in Mexico) and 10.4% in individual customers.

•	Savings increased 21%, backed by deposits excluding REPOs (+18%) and mutual funds (+28%). Our market share of total savings is 8.7%. Lastly, pension funds increased 1% (+15% excluding the sale of the Peruvian businesses).

Latin America Efficiency ratio (with amortisations) %

Latin America Net operating income and Attributable income Million euros

3,275
2,272
+44.1%*
1,799
1,357
+32.6%**
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

(*) Exchange rate effect excluded: +34.1%
(**) Exchange rate effect excluded: +24.5%

January - September 2006	29

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Information by principal segments

•	Net interest income rose 30.0%, spurred by the strong growth in business with customers and spreads which remained flat overall, although their evolution varied from country to country depending on interest rate movements. In general, the fall in short-term interest rates tended to affect spreads in Mexico (compensated by the improvement in mix) and, to a lesser extent, Brazil, but at the same time enabled the spreads of portfolios of securities to be widened.

•	Net fees increased 19.4%, thanks to the Group’s emphasis on developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance).

•	Net gains on financial transactions were 32.6% lower, due to the EUR 100 million impact of the capital gains in 2005 from the sale of the stake of AES Tietê in Brazil.

•	Operating costs increased 6.5% (average inflation of 5.1%) and include the investments and costs (technology, promotion, etc) of our subsidiaries’ specific business expansion programmes.

•	The efficiency ratio improved by 5.9 percentage points to 46.4% and net operating income was 34.1% higher.

•	Loan-loss provisions grew 201.5% because of the strong rise in lending and the change of mix (focused more on products and segments with a higher return, but also with a greater risk premium). Nevertheless, the provisions made in the third quarter (EUR 171 million) were lower than in the second quarter (EUR 205 million). The ratio of non-performing loans was 1.65%, 25 b.p. better than in September 2005 and NPL coverage was 167% (185% for the same period in 2005).
•	By businesses, Retail Banking’s net operating income increased 47.8% and income before taxes 36.2% . Global Wholesale Banking and Asset Management and Insurance registered growth in income before taxes of 4.0% (impact of AES Tietê in Brazil) and 2.3%, respectively.

The following factors regarding the impact of interest rates and exchange rates on business and converting accounts into euros should be taken into account when analysing the financial information:

•	Average short-term interest rates, for the region as a whole, remained almost flat between the first nine months of 2005 and the same period of 2006, although the movements varied from country to country. They dropped in Brazil (-18%), Mexico (-23%) and Venezuela (-8%) and increased in Chile (+55%), Puerto Rico (+72%) and Argentina (+76%) and they remained flat in Colombia. The fall in short-term interest rates in Mexico came to a halt in May 2006 and continues in Brazil.

•	The earnings performance in euros was positively affected by exchange rates. The dollar, the currency used to manage the area, appreciated 1.5% against the euro between the two periods. In addition, all Latin American currencies strengthened against the dollar, notably the Brazilian real and, to a lesser extent, the Chilean and Mexican pesos. The average exchange rate of the Brazilian real appreciated from 3.13 to 2.71 per euro; the Chilean peso from 719 to 660 and the Mexican peso from 13.8 to 13.5.

Lastly, in the first quarter we acquired the assets and offices of Island Finance in Puerto Rico and in the third we sold Unión Vida, the Peruvian pension fund management entity, for a gross capital gain of EUR 80 million.

Latin America. Results
Million euros	Gross operating income		Net operating income		Attributable income to the Group
	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)

Brazil	2,457	28.5	1,266	46.9	599	28.1

Mexico	1,491	30.2	760	55.7	392	38.6

Chile	1,071	34.1	639	47.9	360	49.7

Puerto Rico	229	16.5	74	12.6	23	(39.2)

Venezuela	346	15.4	170	19.0	118	17.3

Colombia	77	(11.0)	16	(54.0)	22	(36.5)

Argentina	371	32.4	182	50.1	112	81.6

Rest	140	9.9	46	43.3	66	43.1

Subtotal	6,182	27.6	3,153	44.7	1,692	33.1

Santander Private Banking	201	23.6	121	30.1	107	25.9

Total	6,383	27.5	3,275	44.1	1,799	32.6

30	January - September 2006

Back to Contents

Information by principal segments

Latin America. Main units
Million euros	Brazil		Mexico		Chile
	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)

Income statement
Net interest income	1,370	46.5	1,104	49.5	716	30.8

Inc. from companies accounted by equity method	1	28.4	—	(100.0)	1	150.7

Net fees	710	41.2	391	14.9	252	32.6

Insurance activity	38	37.3	19	34.6	28	68.5

Commercial revenue	2,119	44.5	1,514	38.5	998	32.2

Gains (losses) on financial transactions	338	(24.2)	(22)	—	73	67.6

Gross operating income	2,457	28.5	1,491	30.2	1,071	34.1

Income from non-financial services (net) and other operating income	16	—	(55)	8.9	(8)	277.5

General administrative expenses	(1,124)	19.9	(626)	11.4	(383)	16.9

Personnel	(586)	15.9	(314)	13.1	(235)	18.9

Other administrative expenses	(539)	24.6	(313)	9.8	(148)	14.0

Depreciation and amortisation	(83)	(26.3)	(51)	13.0	(41)	11.4

Net operating income	1,266	46.9	760	55.7	639	47.9

Net loan loss provisions	(298)	219.0	(109)	221.2	(89)	33.7

Other income	(123)	155.5	(18)	(52.4)	(47)	91.6

Income before taxes	845	17.4	633	51.8	503	47.5

Income from ordinary activity	608	27.2	518	33.5	420	48.6

Net consolidated income	608	27.2	518	33.5	420	48.6

Attributable income to the Group	599	28.1	392	38.6	360	49.7

Balance sheet
Loans and credits*	11,943	24.9	14,073	10.4	15,223	11.0

Trading portfolio (w/o loans)	5,999	79.9	15,084	(10.1)	1,426	6.5

Available-for-sale financial assets	5,131	(14.1)	6,944	25.0	1,195	12.9

Due from credit institutions*	4,223	(60.5)	9,427	19.6	3,253	15.5

Intangible assets and property and equipment	565	22.3	320	0.9	303	(3.2)

Other assets	7,276	21.6	4,981	20.5	1,749	(10.5)

Total assets/liabilities & shareholders' equity	35,137	(2.4)	50,829	7.2	23,150	9.2

Customer deposits*	15,862	51.9	23,944	6.4	13,151	6.7

Marketable debt securities*	861	96.8	2,496	5.9	1,611	6.1

Subordinated debt	1,118	174.0	61	(3.2)	728	(8.7)

Insurance liabilities	1,275	26.2	81	34.9	53	31.6

Due to credit institutions*	6,314	(55.1)	16,343	(2.6)	4,376	15.7

Other liabilities	7,165	2.1	5,598	52.7	1,770	36.6

Shareholders' equity	2,543	(3.6)	2,307	17.3	1,461	2.1

Off-balance-sheet funds	14,087	23.8	11,583	23.4	10,602	7.7

Mutual funds	13,453	24.4	8,375	35.5	2,991	2.4

Pension funds	—	—	3,208	0.2	7,611	9.9

Managed portfolios	635	12.3	—	—	—	—

Customer funds under management	33,203	40.2	38,164	11.0	26,145	6.6

Total managed funds	49,225	3.9	62,412	9.9	33,751	8.8

(*).– Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	29.63	5.44 p.	22.81	1.71 p.	30.84	6.36 p.

Efficiency ratio	46.41	(6.41 p.)	45.18	(7.63 p.)	39.54	(6.04 p.)

NPL ratio	2.82	(0.10 p.)	0.90	0.05 p.	1.78	(0.67 p.)

Coverage ratio	106.61	(41.19 p.)	240.83	(39.67 p.)	168.01	7.26 p.

Number of employees (direct & indirect)	21,727	0.1%	14,934	10.0%	12,066	7.8%

Number of branches	1,909	0.6%	1,016	0.6%	415	15.3%

January - September 2006	31

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Information by principal segments

Brazil

Santander Banespa is one of the main franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south-southeast of Brazil, the strategically key area for the Group. The Group has 1,909 branches (21 more than in December 2004) and 7.2 million customers.

The Brazilian economy is expected to grow by around 3% this year. The central bank, after bringing inflation under control, reduced the key SELIC rate to 14.1% in September 2006, its lowest level since it was established and 562 b.p. below its high in June 2005. The country risk index (EMBI Plus) is 345 points.

The Group continues to focus on growth in retail businesses. IT integration, completed in April, and brand unification (Santander Banespa) are making business more dynamic.

Lending rose 29% excluding the exchange rate impact. Particularly noteworthy was the growth in lending to individual customers (credit cards, loans linked to payrolls, auto finance, etc.), SMEs and companies which, overall, increased 31%. These growth rates produced a gain in market share to 5.9%. Deposits and mutual funds grew 22%, reaching a market share of 4.6%. Two noteworthy developments in the third quarter were the agreement with the town hall of Río de Janeiro to manage the payrolls of 165,000 employees and the successful launch of the Tarjeta Light (143,000 cards issued in just one month).

Attributable income in the first nine months was 28.1% higher than a year earlier at EUR 599 million (+11.1% excluding the exchange rate impact). These changes were affected by the capital gains from the sale of AES Tietê in the second quarter of 2005. Excluding them, attributable income was 49% higher in euros and 29% in local currency. All the variations set out below are in local currency.

Commercial revenue increased 25.3%, aided by the strong rise in business volumes, while spreads, against a background of lower interest rates, were basically flat, (spreads on loans rose, those on savings declined). Net fee income rose 22.5%.

Trading gains were heavily down (-34.2%), due to the aforementioned capital gains generated in the second quarter of 2005 as well as, to a lesser extent, the impact of volatility in the markets in the second quarter of 2006, which reduced the value of some positions (portfolios of securities and derivatives). The markets recovered during the third quarter.

Costs remained virtually flat, in spite of ongoing business development plans. Net operating income was 27.4% higher.

Lastly, loan-loss provisions increased 176.7%, as a result of greater lending and focusing the business model on products and segments with a higher risk, but also with a greater return, as well as some deterioration in the credit quality of the financial system. The provisions made in the third quarter were 32.2% lower than those in the second quarter.

Retail Banking is the driver of revenue growth. Its net operating income increased 45.3% and income before taxes 5.8%.

The efficiency ratio was 46.4% (6.4 points better), the recurrence ratio was 63.1% (+9.5 p.p.) and ROE reached 29.6%. The NPL ratio stood at 2.82% and NPL coverage was 107%.

Brazil Efficiency ratio (with amortisations)
%

Brazil Net operating income and Attributable income
Million euros

1,266
862
+46.9%*
599
468
+28.1%**
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

(*)	Exchange rate effect excluded: +27.4%
(**)	Exchange rate effect excluded: +11.1%

32	January - September 2006

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Information by principal segments

Mexico

Santander Serfin is the third largest banking group in Mexico by business volume, with a market share in loans of 14.7%, 16.6% in deposits and mutual funds and 6.9% in pensions. The Group has 1,016 branches, 7.3 million customers (+1.8 million since the end of 2004) and 3.0 million participants in pension funds.

The Mexican economy’s prospects for 2006 are very good; consumption and investment are the main engines of growth. Real GDP growth is estimated at around 4.5%. The central bank’s control of inflation has enabled it to cut interest rates. The short-term rate (28-day TIIE) has been unchanged at 7.3% since the end of May. The comfortable balance of payments situation and the high level of international reserves have helped to achieve a stable exchange rate.

The strategic focus in 2006 continues to be on developing and linking customers, and profitable business growth. The two main engines for increasing the number of customers are payment of payrolls into accounts and credit cards. Between 2005 and September 2006 163,000 payrolls were captured and 1.4 million cards issued.

Lending, (excluding IPAB, the former mortgage portfolio and restructured loans), grew 34% in local currency. Retail banking products were still the most dynamic. Consumer loans and credit cards increased 76% year-on-year, which produced a gain of 2.2 points in the market share of these products over September 2005. Loans to SMEs and companies (excluding corporate banking clients) increased 41%.

Deposits and mutual funds grew 25%. Of note was the 22% rise in demand deposits. The gain over 12 months in the market share of total savings was 74 b.p. and 50 b.p. in demand deposits.

Attributable income was EUR 392million, 38.6% more than in the first nine months of 2005 (+36.0% excluding the exchange rate impact). All the growth figures below exclude the exchange rate impact.

Commercial revenue increased 35.9%. Net interest income was up 46.7%, positively benefiting from the strong growth in business volumes and focusing lending on products and segments with a higher return (better mix of assets). The fall in interest rates (on average, from 9.8% to 7.6%) eroded spreads on bank savings. This reduction in short-term interest rates, however, fostered a rise in net interest income from financial business because of the lower cost of financing positions. Net fees and insurance grew 13.5%.

The strong growth in revenues, coupled with the moderate rise in costs (+9.4%), pushed up net operating income by 52.8% .

The shift in lending towards high return products and segments produced a rise in loan-loss provisions of 215.1%. As a result of this and the higher corporate tax rate (from 7% to 18%), attributable income was 36.0% higher.

Retail Banking continued to be the main driving force in results, with net operating income up 91.4% and income before taxes 92.4% .

The efficiency ratio improved by 7.6 p.p. to 45.2%, the recurrence ratio was 62.5% and ROE 22.8%. The non-performing loans ratio (0.90%) and coverage (241%) continued to underline the high credit risk quality.

Mexico Efficiency ratio (with amortisations)
%

Mexico Net operating income and Attributable income
Million euros

760
488
+55.7%*
392
283
+38.6%**
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Attributable income

(*)	Exchange rate effect excluded: +52.8%
(**)	Exchange rate effect excluded: +36.0%

January - September 2006	33

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Information by secondary segments

Chile

Santander Santiago is the largest financial group in the country and has the most solid and diversified banking franchise. Its market shares are: 22.6% in loans, 22.8% in deposits and mutual funds and 12.1% in pensions. It has 415 branches (69 of which were opened over the last 21 months), 2.4 million banking customers and 693,000 participants in pension plans.

The economic outlook continues to be very positive, although the GDP growth forecast has been revised downward to 5.0%. Particularly noteworthy is the robust increase in investment, the main engine of economic growth. The central bank has gradually increased its key rate to 5.25% .

Santander Santiago continued to focus on increasing the number of customers and their degree of linkage, which should enable it to grow faster than the market in retail businesses, particularly with individual customers and SMEs. Lending increased 18% while growing 27% in individuals (30% in consumer loans+credit via cards), while deposits and mutual funds grew 14% year-on-year, excluding the exchange-rate impact.

These growth rates produced a market share of 25.9% in lending to individuals, 0.7 p.p. more than a year earlier (+0.5 p.p. in consumer loans and via credit cards and +0.8 p.p. in mortgages). Deposits and mutual funds increased their market share by 1.0 p.p. to 22.8% .

Attributable income amounted to EUR 360 million, 49.7% more than in the first nine months of 2005 (+37.5% eliminating the exchange rate impact). The strong growth in the most profitable segments of retail banking produced a 23.2% rise in gross operating income (excluding the exchange rate impact), while costs increased moderately (+6.9%), despite the development of business infrastructure.

Retail Banking, the main driver of the growth in earnings, increased its income before taxes by 39.3% (excluding the exchange rate impact).

The efficiency ratio improved by 6.1 p.p. to 39.5%, the recurrence ratio reached 65.9% and ROE 30.8%. The ratio of non-performing loans and coverage were 1.78% and 168%, respectively.

Chile
Efficiency ratio (with amortisations)
%

Others countries

Puerto Rico

Santander Puerto Rico is one of the Island’s largest financial institutions. It has 140 branches and a market share of 10.1% in loans, 10.8% in deposits and 21.7% in mutual funds.

Since February 28, 2006 Puerto Rico’s figures include the assets and offices of Island Finance, the second largest

Chile
Net operating income and Attributable income
Million euros

(*)	Exchange rate effect excluded: +35.8%
(**)	Exchange rate effect excluded: +37.5%

consumer finance company. This acquisition boosts the Group’s presence in one of the most dynamic and strategically important segments of the market.

The Group is focusing in 2006 on developing business with individual customers (consumer loans and mortgages) and companies, in an environment of low economic growth and, consequently, a moderate slowdown in the pace of business growth. Lending increased 7% year-on-year, without the exchange rate, while deposits (excluding REPOs) and mutual

34	January - September 2006

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Information by secondary segments

funds rose 4%. This market share of deposits plus mutual funds was 13.7% .

Attributable income dropped 39.2% to EUR 23 million (-40.1% excluding the exchange rate impact). This decline was mainly due to the high gains on financial transactions in the first nine months of 2005, and higher loan-loss provisions in 2006.

The efficiency ratio was 68.3%, the recurrence ratio 36.5% and ROE 6.9% . The ratio of non-performing loans was 2.23% and coverage 138%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 12.7% in loans and 10.5% in deposits. It has 281 branches and 3.2 million customers.

High oil prices continued to produce a good performance in the public sector accounts. The economy is expected to grow in 2006 above its potential rate. Excess liquidity in the financial system, meanwhile, continued to exert downward pressure on interest rates.

The main focus of management in 2006 is to maximise the profitability of business and boost recurrent revenues, through growth in lending to individuals especially, transactional deposits and fee-generating services. Lending to individuals doubled on a year-on-year basis (+42% in total lending) and the aggregate of deposits (excluding REPOs) and mutual funds grew 43%. Costs rose 9.9%, below the inflation rate.

Attributable income increased 17.3% to EUR 118 million (+18.4% excluding the exchange rate impact) because of the rise in commercial revenue.

The efficiency and recurrence ratios were 43.8% and 58.7%, respectively. ROE was 39.1%, the NPL ratio stood at 1.07% and coverage was 438%.

Colombia

The Group’s market shares in Colombia are 3.3% in loans and 3.0% in deposits and mutual funds.

Against a backdrop of economic and financial stability, the Group is focusing on developing its franchise and business growth, particularly in the retail segments. Lending to individual customers and SMEs rose 45% and deposits and mutual funds 9% (excluding the exchange rate impact).

Attributable income was EUR 22 million in the first nine months of 2006, 36.5% less than in the same period of 2005 (-36.3% excluding the exchange rate impact), largely because of higher costs and the release of loan-loss provisions in 2005. The NPL ratio was 0.78% and coverage 290%.

Argentina

The country’s economic indicators continued to be positive in 2006, although inflation is around 10%. GDP growth is put at around 8%. The Group’s markets shares are 9.7% in lending and 9.9% in deposits and mutual funds. It has 357 branches (69 opened in the last 21 months) and 1.7 million customers.

The strategy in 2006 continues to focus on completing the cleaning up of the local balance sheet (done in Spain in 2002) and developing customer business. Government securities were sold for around US$160 million, and the US$250 million loan to the public sector was restructured as it was exchanged for bonds guaranteed by the Argentine government (Bogar 2020).

Lending rose 36% and was very focused on SMEs and individuals, while deposits and mutual funds increased 24% (both excluding the exchange rate impact).

Attributable income amounted to EUR 112 million, 81.6% more than in the first nine months of 2005 (+90.3% excluding the exchange rate impact). The efficiency ratio improved by 5.3 p.p. to 50.0% and the recurrence ratio was 93.6% . The NPL ratio and coverage were 1.33% and 265%, respectively.

Others

Uruguay’s attributable income was EUR 26 million and in Peru, as already mentioned, the Group sold its pensions business in the third quarter.

Santander Private Banking

This unit’s attributable income was 25.9% higher at EUR 107 million. This performance is within the strategy of growth in gross operating income (+23.6%) with contained costs, and produced a 30.1% increase in net operating income and an improvement of 3.1 p.p. in the efficiency ratio.

The main objectives in 2006 are to increase the volume of managed assets, which already stand at EUR 21,300 million, and provide customers with a consistently high quality service. Santander Private Banking is developing a business expansion plan whose results will be seen in the medium term.

January - September 2006	35

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Information by secondary segments

Financial Management and Equity Stakes
Million euros

			Variation
	J-S 06	J-S 05	Amount	(%)

Income statement
Net interest income (w/o dividends)	(954)	(628)	(326)	52.0

Dividends	141	111	30	26.6

Net interest income	(814)	(517)	(297)	57.4

Inc. from companies accounted by equity method	374	459	(85)	(18.6)

Net fees	(6)	(20)	15	(72.5)

Insurance activity	3	1	2	147.1

Commercial revenue	(443)	(77)	(366)	477.3

Gains (losses) on financial transactions	225	(94)	319	—

Gross operating income	(217)	(171)	(47)	27.5

Income from non-financial services (net) and other operating income	(10)	(15)	4	(29.2)

General administrative expenses	(287)	(264)	(23)	8.6

Personnel	(149)	(138)	(11)	8.2

Other administrative expenses	(138)	(126)	(12)	9.2

Depreciation and amortisation	(159)	(11)	(148)	—

Net operating income	(674)	(461)	(213)	46.3

Net loan loss provisions	94	(27)	121	—

Other results	169	(286)	455	—

Income before taxes	(410)	(773)	363	(47.0)

Net income from ordinary activity	(117)	(190)	73	(38.5)

Net consolidated income	(118)	(190)	73	(38.2)

Attributable income to the Group	(204)	(299)	95	(31.8)

Balance sheet
Trading portfolio (w/o loans)	991	393	598	152.0

Available-for-sale financial assets	9,787	30,353	(20,565)	(67.8)

Investments	5,231	2,816	2,416	85.8

Goodwill	14,176	15,852	(1,676)	(10.6)

Liquidity lent to the Group	68,680	41,586	27,094	65.2

Capital assigned to Group areas	29,047	24,029	5,018	20.9

Other assets	34,499	33,271	1,229	3.7

Total assets/liabilities & shareholders' equity	162,412	148,299	14,113	9.5

Customer deposits*	969	5,293	(4,324)	(81.7)

Marketable debt securities*	73,493	49,172	24,321	49.5

Subordinated debt	16,169	14,048	2,121	15.1

Preferred securities	—	249	(249)	(100.0)

Other liabilities	35,951	47,337	(11,386)	(24.1)

Group capital and reserves	35,831	32,201	3,629	11.3

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	90,631	68,525	22,106	32.3

Total managed funds	162,412	148,299	14,113	9.5

(*).– Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,543	1,364	179	13.1

36	January - September 2006

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Information by secondary segments

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 19 of this report.

The cost of liquidity, via the transfer of funds to different businesses, is done at the short-term market rate, which was 2.74% in the first nine months of 2006 (2.09% in the same period of 2005).

• Equity Stakes: this area centralises the management of equity stakes in financial and industrial companies.

During the second quarter the acquisition of a 19.8% stake in Sovereign Bancorp, announced in October 2005, came into effect. At the end of September, the stake was 24.89% and the total investment was EUR 2,297 million (US$2,918 million).

Regarding capital-risk activities, sales in industrial stakes continued during the third quarter. Of note were the disposal of stakes in Itevelesa and Grupo Corporativo ONO (partial sale). Gross consolidated results for the year 2006 amounted to EUR 174 million.

Under the agreement with Elf and Unión Fenosa at the beginning of August, these companies recovered their indirect stake in Cepsa which until then had been maintained via Somaen Dos, S.L. During October, Elf completed its acquisition from the Bank of 4.35% of Cepsa, in accordance with the agreement and after obtaining the corresponding authorisation from the EU’s competition authorities. This operation put an end to the arbitration between Elf and the Bank.

At the end of September, the capital gains from stakes in listed financial and industrial companies maintained in the portfolio amounted to more than EUR 5,000 million (including those from Urbis, since the sale had not been finalised by the end of September).
•

Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub- area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, continued to be hedged in 2005 and 2006.

The gains on financial transactions in 2006 came from the difference between the positive impact of the position for hedging earnings in dollars and the cleaning up in the first quarter of the structural interest rate risk hedging portfolios. The impact of the exchange rate position in 2005 was negative.

This sub-area also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.

Operating costs were EUR 171 million higher (+61.9%) than in the first nine months of 2005, due to higher expenses in corporate projects (+EUR 32 million), particularly in technology, and amortisation of intangibles (+EUR 114 million), basically from Abbey as in the first nine months of 2005 no charge was made for this item.

Net operating income was EUR 674 million negative (-EUR 461 million in the first nine months of 2005).

The net loss on impairment of assets reflects the release of country risk provisions due to intragroup operations.

All of these factors mean that this area’s overall contribution to earnings is normally negative.

January - September 2006	37

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Information by secondary segments

Income statement and business volumes secondary segments
Million euros
	Operating		Retail		Global		Asset Management
	busines areas		Banking		Wholesale Banking		and Insurance
	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)

Income statement
Net interest income	9,950	22.1	9,091	17.9	905	65.4	(47)	(56.4)

Inc. from companies accounted by equity method	12	(49.6)	12	(49.6)	—	—	—	—

Net fees	5,370	16.4	4,378	15.6	472	32.9	520	10.4

Insurance activity	548	(10.3)	—	—	—	—	548	(10.3)

Commercial revenue	15,880	18.5	13,481	17.0	1,377	52.6	1,022	4.7

Gains (losses) on financial transactions	1,336	4.7	798	5.0	502	2.8	36	32.1

Gross operating income	17,216	17.3	14,279	16.3	1,879	35.1	1,058	5.5
Income from non-financial services (net)
and other operating income	203	31.9	226	32.0	(22)	31.5	(0)	—

General administrative expenses	(7,236)	5.4	(6,347)	6.1	(478)	13.6	(411)	(11.2)

Personnel	(4,352)	6.4	(3,827)	5.9	(300)	18.1	(224)	1.5

Other administrative expenses	(2,885)	3.8	(2,520)	6.3	(178)	6.8	(187)	(22.7)

Depreciation and amortisation	(685)	(1.9)	(625)	(2.7)	(46)	10.4	(14)	(2.9)

Net operating income	9,498	30.8	7,533	29.3	1,332	46.2	633	20.3

Net loan loss provisions	(1,886)	80.0	(1,625)	56.8	(261)	—	0	—

Other income	(172)	25.6	(177)	10.5	13	(34.6)	(7)	—

Income before taxes	7,440	22.4	5,731	23.8	1,084	17.9	626	18.1

Business volumes
Total assets	805,348	6.8	649,371	7.0	144,500	4.0	11,476	35.1

Loans and credits	496,404	17.7	453,363	15.0	42,877	57.3	164	(34.5)

Customer deposits	324,555	8.0	284,462	7.5	40,092	11.3	1	(96.6)

Retail Banking

The Group’s Retail Banking generated 83% of the operating areas’ total gross operating income in the first nine months and 77% of income before taxes.

Gross operating income was 16.3% higher than in the first nine months of 2005 at EUR 14,279 million (+13.4% excluding the exchange rate impact). Strict control of operating costs, which only increased 2.4% (excluding the exchange rate impact), together with the rise in gross operating income, pushed up net operating income by 29.3% to EUR 7,533 million.

As a result, the efficiency ratio for all Retail Banking improved by 5.3 p.p. to 46.9% (52.2% in the first nine months of 2005).

Income before taxes increased 23.8% to EUR 5,731 million, with a good performance in Continental Europe as well as in Abbey and Latin America.

Customer loans grew 15%, while deposits increased 8% year-on-year.

•

Retail Banking in Continental Europe continued the growth trends in volume and earnings seen throughout 2005 and the first half of 2006. Net interest income rose 13.3%, net operating income increased 15.8% and income before taxes was up 16.0%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace.

There were three main drivers: business growth (+22% in lending and +14% in deposits); good management of prices in an environment of rising interest rates is neutralising the negative impact which, in the very short term, rapid rises in interest rates tend to have on spreads and, lastly, selective cost control. The efficiency ratio was only 41.0% (43.4% in the first nine months of 2005).

•	The income before taxes generated by Abbey’s Retail Banking was 22.5% higher, spurred by growth of 32.8% in net operating income. There were two elements behind the latter’s increase: first the rise of 5.7% in gross operating income because of the good performance of net interest income and net fees, and

38	January - September 2006

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Information by secondary segments

Retail Banking. Results
Million euros	Gross operating		Net operating		Income before
	income		income		taxes
	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)

Continental Europe	6,721	11.1	4,040	15.8	3,281	16.0

o/w: Spain	5,011	10.7	3,022	16.4	2,509	15.3

Portugal	719	7.8	363	12.7	328	20.9

United Kingdom (Abbey)	2,515	5.7	1,143	32.8	834	22.5

Latin America	5,043	31.0	2,350	59.2	1,616	44.5

o/w: Brazil	1,960	31.2	874	67.5	451	22.0

Mexico	1,213	40.9	577	95.0	450	96.1

Chile	855	33.7	485	49.6	346	51.7

Total Retail Banking	14,279	16.3	7,533	29.3	5,731	23.8

second, a 8.7% reduction in operating costs. The combined effect was an improvement in the efficiency ratio from 64.2% in the first nine months of 2005 to 55.2% in the same period of this year.

•

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good performance in net interest income and net fees, and control of costs which was compatible with business development. Commercial revenue increased 33.7%, net operating income 59.2% and income before taxes, 44.5% (all in euros). The respective increases, excluding the exchange rate impact, remained excellent at 24.9%, 47.8% and 36.2% respectively.

Retail Banking
Efficiency ratio (with amortisations) %

The growing proportion of customer business in all countries, due to the strong development of business in previous quarters, was generally reflected in these increases.

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their gross operating income (in euros) grew 36.5%, a pace which reached 69.5% in net operating income and 50.8% in income before taxes. Excluding the exchange rate impact, the growth rates were 24.9%, 55.2% and 39.8% respectively.

Private banking generated income before taxes of EUR 171 million, 35.8% higher than in the first nine months of 2005 and largely thanks to the good performance of commercial revenue (+29.7%) .

Retail Banking
Net operating income and income before taxes Million euros

7,533
5,824
+29.3%
5,731
4,627
+23.8%
J-S 05
J-S 06
J-S 05
J-S 06
Net operating income
Income before taxes

39	January - September 2006

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Information by secondary segments

Global Wholesale Banking

This segment contributed 11% of total gross operating income and 15% of income before taxes. The latter amounted to EUR 1,084 million, 17.9% more than in the first nine months of 2005, as a result of an increase of 35.1% in gross operating income and 46.2% in net operating income. All these percentages are impacted by the sale of the stake in the Brazilian power company AES Tiete. Excluding this extraordinary impact the percentage changes are the following: +46% gross operating income; +64% net operating income; and +32% income before tax.

These growth rates were substantially better than those in the first half because of increasing contribution of activities with customers and a positive contribution of markets in the third quarter. Customer revenues rose 48% and represented 72% of the area’s total.

Operating costs grew 13.4% (well below the rise in revenues), and include the development of market projects (Santander Global Markets) and in the area of transactional services.

The strong increase in net operating income (+46.2%) does not fully pass through to income because of the rise in loan-loss provisions, in contrast to a reduction in 2005. They are mainly generic provisions resulting from greater lending and temporary guarantees for corporate operations. Most of these generic provisions relate to ongoing corporate deals. When these deals are finalised the provisions will be partially released.

Global Wholesale Banking deepened the global focus of its business by increasing the number of globally managed customers and strengthening the area’s product management capacities. Its business model is structured in a double customer-product vector.

In the customer vector, the Global Customer Relationship Model, which manages the main corporate and institutional customers, produced EUR 579 million in gross operating income (+42% year-on-year).

The product vector consists of three large areas:

1) Global transactional services. This embraces various corporate products: global cash management, trade finance, custody and basic financing. Gross operating income rose 18% year-on-year, with an increasing relative share from the first two items.

Progress continued to be made in installing the unified management model in the main countries where the Group operates. Spain, Brazil, Mexico and Chile already have the same management structures and systems, producing year-

on-year growth in Cash Management business in Latin America of more than 40%.

2) Investment Banking. This covers corporate finance (M&A, ECM and DCM) and structured financing (project finance and syndicated loans). Gross operating income doubled in the first nine months of the year.

In M&A advisory services, several operations were closed during the third quarter. They included: advising Arcelor in its defense over Mittal’s take over bid, Grupo Mello in acquiring its stake in Quirón and Gala Capital’s purchase of a stake in Page Ibérica. Euromoney awarded the area the "Best M&A House" in Portugal and Chile’s Diario Financiero the "Best Investment Bank".

In equity origination, the Bank was involved at the maximum level in major operations: the IPO of Bolsas y Mercados Españoles, Seda de Barcelona’s capital increase and Fagor’s issue of subordinated financial contributions. In fixed income, the Bank led several issues for savings banks amounting to EUR 1,000 million.

In project financing, the operations signed during the third quarter amounted to EUR 4,439 million. Financing of acquisitions totalled EUR 1,602 million and syndicated loans EUR 582 million.

3) Markets. This covers equities and treasuries. Of note is the strong growth in gross operating income with customers in all businesses (+58% y-o-y) and a good performance of proprietary activity which increases y-o-y (2005 includes sales of portfolios and stakes).

By businesses, gross operating income from equities was 39% higher, exploiting our leadership in brokerage activity in Spain (15% market share including Banesto Bolsa).

In treasury, customer revenues (+64%) sustained the good business performance, both in Europe and Latin America, and already represent 28% of the areas revenues.

Treasury in Spain (+65%) had another good quarter with customer business, both at Santander Global Markets and Santander Global Connect. Portugal also maintained its focus on activity with customers, increasing the complexity and competitiveness of the products offered.

In Latin America, Santander, which was awarded Euromoney’s prize for the "Best Treasury in Latin America" for the third year running, kept up a good pace in treasury business and earnings. Gross operating income was almost double that of the same period of 2005.

Of note in Brazil was the greater activity with institutions, with rises in foreign exchange operations and volatility.

40	January - September 2006

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Information by secondary segments

Proprietary activity also recovered following a complex second quarter. In Mexico, treasury remained focused on activity with customers, and we maintained leadership positions in the foreign exchange and fixed income markets, where we are one of the main market makers, and in the organised derivatives market. Also, sales of derivatives to the institutional segment were strong. Chile enjoyed a good quarter in results and activity and consolidated leadership in the local foreign exchange, fixed income and derivatives markets, as synergies materialised in significant operations with New York’s and Madrid’s treasuries. Meanwhile, SGC kept up a good pace of sales of derivatives through the Santander Santiago’s network.

Lastly, New York continued to develop as a support and supply centre for business in Latin America.

Global Wholesale Banking
Net operating income and income before taxes
Million euros

1,332
911
+46.2%
1,084
919
+17.9%
J-S 05
J-S 06
Net operating income
J-S 05
J-S 06
Income before taxes

Asset Management and Insurance

This segment accounted for 6% of the gross operating income of the Group’s areas in the first nine months and 8% of income before taxes. The latter was 18.1% higher than in the same period of 2005 at EUR 626 million, despite the impact of the sale of Abbey’s life assurance business and Peru’s pensions recorded in the third quarter.

Total revenues from mutual and pension funds and insurance activity, including that recorded by the distribution networks, amounted to EUR 2,915 million, 7.8% more than in 2005 (+15.0% without taking into consideration the businesses sold). Total managed assets in mutual and pension funds reached EUR 144,000 million (+9.5% over September 2005 and without the exchange rate impact) and the liabilities from insurance contracts amounted to EUR 9,700 million.

Asset Management. The global business of mutual and pension funds generated total fees and commissions of EUR 1,511 million, (+7.6% year-on-year). Income before tax reached EUR 317 million. The contribution from the mutual funds business increased 14.8% while that from pensions dropped 15.0%, due to lower fees charged in Mexico, an increase in structures in Latin America and the sale of the pensions unit in Peru.

Global Wholesale Banking
Gross operating income breakdown
Million euros

The division’s strategy, at the global level, continued to focus on improving the mix of assets, coming up with innovative products and optimising the levels of efficiency to improve the operating margins. Particular attention was paid in the third quarter to relaunching business in the UK.

In Spain, the Group manages more than EUR 78,000 million in funds and investment companies, making it the sector’s leader (market share of 24.6%, according to Inverco). Global funds and portfolios of mutual funds (Elite, Premier and Banesto Selection) continued to be the main focus for investors and these items led the net capturing of funds.

In alternative management, the Group was firmly committed to Spain. Optimal’s assets increased 34% year-on-year to EUR 5,600 million, confirming investors’ interest in "free investment" funds. A new fund management institution, Optimal Alternative Investments, S.A. SGIIC, was established in the third quarter in order to launch in the coming months funds of “free investment” funds in the domestic market. The Group remained the leader in Spain in real estate funds with EUR 4,200 million (+27% y-o-y and market share of 50.1%, according to Inverco). In July, the private equity unit launched in the domestic market its first fund. Total funds under private equity management amount to EUR 240 million.

Pension plans increased 10.9% year-on-year to EUR 9,200 million, spurred by individual ones which account for 80% of the total.

January - September 2006	41

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Information by secondary segments

Asset Management and Insurance. Income statement
Million euros

	Gross operating		Net operating		Income before
	income		income		taxes

	J-S 06	Var. (%)	J-S 06	Var. (%)	J-S 06	Var. (%)
Mutual funds	361	17.0	209	14.7	209	14.8

Pension funds	216	(2.9)	106	(16.9)	108	(15.0)

Insurance	481	1.9	318	47.1	309	39.8

Total Asset Management and Insurance	1,058	5.5	633	20.3	626	18.1

In Latin America, the Group manages EUR 26,600 million of mutual funds, 27.5% more than in September 2005 (excluding the exchange rate impact). Particularly noteworthy was the strong growth in local currency terms in Brazil (+28%) and Mexico (+45%), which together account for more than 80% of the region’s total. This was the result of the excellent reception for new products aimed at retail customers and high income segments which helped to improve the mix of assets.

The volume of pension plans amounted to EUR 16,900 million, 14.8% higher in local currency terms and excluding the sale of AFP Unión Vida in Peru. All countries improved, particularly Chile which kept up a strong pace of growth in capturing participants and so continued to gain market share.

Insurance. Total revenues generated by the Group’s insurance companies (revenues plus commissions) amounted to EUR 1,403 million (+8.0% y-o-y; +25% on a like-for-like basis deducting the sale of Abbey’s life assurance business). The total contribution to the Group, including income before taxes of the insurance subsidiaries (EUR 309 million) and fees paid to the network, was EUR 1,161 million (+27.8% y-o-y).

The Group’s insurance business is mainly focused on distributing high value added products to individual customers via retail banking networks. This strategy, conducted by the Global Insurance Unit, aims to obtain

Asset Management and Insurance
Net operating income and income before taxes
Million euros

633
526
+20.3%
626
530
+18.1%
J-S 05
J-S 06
Net operating income
J-S 05
J-S 06
Income before taxes

further synergies in revenues and costs. Of note among its actions were the centralisation of reinsurance management and the merger of Santander Seguros and Banesto Seguros, which is expected to be completed in the fourth quarter.

In Continental Europe, the merged company, which makes Santander one of Spain’s leaders in bankassurance, increased its total contribution by 59% year-on-year (EUR 252 million), backed by the rise in premium income from risk and savings products. In Portugal, the strong drive in the distribution of capitalisation insurance and the increase in insurance linked to loans, produced a 29% rise in its contribution to EUR 57 million. Santander Consumer’s various units increased their distributed premium income and revenues generated by 23% year-on-year.

Abbey’s total contribution, affected by the sale in the third quarter of its life assurance business, amounted to EUR 357 million, (+19% year-on-year). After this sale, Abbey kept up a good pace in new general insurance business (6% increase in commissions over the same period of 2005).

In Latin America, Santander continued its drive to distribute insurance products via local banks. The total contribution to the Group was EUR 262 million (+28% y-o-y excluding the exchange rate impact). Business performed well in all countries, particularly Argentina and Mexico. A new general insurance company was created in Chile which will enable us to assume business that is currently outsourced.

Total Group revenues
Million euros

Total
Sold businesses*
Commissions and fees
+ Insurance activities
Pension funds
Mutual funds
2,704
+8%
2,915
350
-26%
1,071
+25%
300
+1%
1,194
+11%
J-S 05
J-S 06

(*).- Abbey insurances and Peru pensions funds

42	January - September 2006

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Corporate Governance

Following approval by the Economy Ministry, the changes made to the corporate by-laws agreed by the Shareholders’ Meeting on June 17 were recorded in the Mercantile Registry of Cantabria on August 25. On August 1, the changes to the Regulations of Shareholders’ Meetings approved at that Meeting were recorded.

An Extraordinary Shareholders’ Meeting was called on September 21 for October 22, on first call, and October 23, on second call. This Meeting will submit for approval the Bank’s merger project with five companies that are directly or indirectly wholly owned by the Bank. The project is in response to the policy of streamlining Grupo Santander’s corporate structure in order to simplify management of it and reduce and rationalise administrative costs, management of portfolios and mercantile, accounting and tax obligations, given that the purpose for which the various absorbed companies were created (to act as investment vehicles in certain entities and businesses) has disappeared. In some cases this was because of divestments and in others due to the agreements subscribed on August 2, 2006 between Banco Santander Central Hispano, S.A. and Riyal, S.L., Elf Aquitaine and Odival, S.A. and Unión Fenosa, S.A. The merger adhered to the special tax regime envisaged in Chapter VIII of Title VII of the Recast Text of the Corporate Income Tax Law.

This will be the first Meeting where votes can be delegated in non-shareholders.

Lastly, the new corporate website began to operate during the third quarter. As well as a new design, it can be surfed more easily and accessed by people with disabilities.

Corporate Social Responsibility

Santander Universidades

•  Spanish, knowledge and training
Among the activities developed by Santander Universidades during the third quarter was the signing of a significant agreement with the State of Sao Paulo to train 45,000 Spanish language teachers in Brazil. The purpose of this programme is to teach Spanish to more than 5 million students.

This is an unprecedented agreement, which involves the three state universities in Sao Paulo, Spain’s Cervantes Institute and Universia Brasil. Santander’s role is to provide financial support and contribute its experience in large educational projects. This project consolidates Santander’s commitment to the learning of Spanish and in a short time has become one of the hallmarks of its corporate social responsibility policy.

•  University-company relations
Santander is fostering cooperation between universities and companies and, with the Universidad Nacional de Educación a Distancia (UNED), will develop, among others, activities to transfer knowledge to companies and society, such as the Scientific and Technological Campus at Las Rozas in Madrid and the UNED-OCW (Open Course Ware) portal.

In this field, Universia also launched the Proyecto Forma PYME to help SMEs that are clients of the Bank. This idea began in Brazil and the project is also operating in Argentina, Chile, Spain and Puerto Rico. The aim is to have it in the 11 countries where Universia is present.

The Miguel de Cervantes virtual library held, in cooperation with the University of Alicante and UNED, an international congress on digital libraries sponsored by Santander. Participants analysed the process of creating the European Digital Library.

Social actions

Santander has been included once more in the most important sustainability indices (DJSI and FTSE4Good). The continued presence in this indices is one of the best international references for assessing the success of corporate social responsibility policies.

In Latin America, Santander continues to develop local programmes. The first big campaign to collect funds by the "A roof for my country Colombia" Foundation was held. This foundation provides prefabricated homes for poor families. In Chile, via the "Computers for the community" programme, Santander Santiago donated 800 computers to the "Todo ChileEnter" Foundation which helps the poor gain access to IT. Mexico launched the "Innovators of the future" programme for the children of employees whose first job is at the corporate centre in Querétaro.

In July sports prizes were awarded at the El Sardinero sports centre at Ciudad Grupo Santander (CGS) for the children of employees with some kind of disability who took part in swimming and paddle courses at the CGS, helped by monitors from the Deporte y Desafío Foundation.

January - September 2006	43

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

ITEM 4

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Key consolidated data in 2006

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%	2005
Balance sheet (million euros)
Total assets	798,540	781,577	16,963	2.2	809,107
Customer loans	496,993	422,200	74,794	17.7	435,829
Customer funds under management	719,629	661,945	57,685	8.7	680,887
Shareholders’ equity	40,109	35,498	4,611	13.0	35,841
Total managed funds	961,093	931,497	29,596	3.2	961,953

Capital and NPL ratios (%)
BIS ratio	12.54	12.71			12.94
Tier I	7.49	7.49			7.88
NPL ratio	0.83	0.93			0.89
NPL coverage	185.70	173.83			182.02

Income statement (million euros)
Net interest income (w/o dividends)	8,801	7,354	1,447	19.7	10,158
Commercial revenue	15,438	13,322	2,116	15.9	18,242
Gross operating income	16,999	14,503	2,495	17.2	19,807
Net operating income	8,824	6,801	2,024	29.8	9,285
Attributable income to the Group (ordinary)	4,947	3,878	1,069	27.6	5,212
Attributable income to the Group	4,947	3,878	1,069	27.6	6,220

Profitability and efficiency (%)
ROE	18.61	16.43			16.64*
ROA	0.89	0.79			0.78*
RORWA	1.64	1.53			1.51*
Efficiency ratio (1)	47.62	52.61			52.55

(1).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254
Share price (euros)	12.47	10.93	11.15
Market capitalisation (million euros)	77,991	68,359	69,735
EPS (euro)	0.7917	0.6216	0.8351*
Diluted EPS (euro)	0.7883	0.6191	0.8320*
Book value (euro)	6.41	5.68	5.73
Price / Book value (X)	1.94	1.93	1.95
P/E ratio (X)	11.81	13.19	13.35*

Other data
Shareholders (number)	2,350,276	2,468,846	2,443,831
Number of employees	128,719	128,807	129,196
Continental Europe	44,374	44,050	43,612
United Kingdom (Abbey)	17,439	21,348	21,121
Latin America	65,363	62,045	63,001
Financial management and equity stakes	1,543	1,364	1,462
Number of branches	10,583	10,049	10,201
Continental Europe	5,629	5,281	5,389
United Kingdom (Abbey)	712	714	712
Latin America	4,242	4,054	4,100
(*) Over Group attributable ordinary income (not including extraordinary capital gains nor allowances).
Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

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Income statement

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Net interest income (w/o dividends)	8,801	7,354	1,447	19.7
Dividends	335	279	56	20.2
Net interest income	9,136	7,633	1,503	19.7
Income from companies accounted for by the equity method	386	483	(97)	(20.1)
Net fees	5,365	4,593	771	16.8
Insurance activity	551	612	(61)	(10.0)
Commercial revenue	15,438	13,322	2,116	15.9
Gains (losses) on financial transactions	1,561	1,182	380	32.1
Gross operating income	16,999	14,503	2,495	17.2
Income from non-financial services	344	299	45	14.9
Non-financial expenses	(83)	(92)	9	(9.9)
Other operating income	(68)	(67)	(1)	0.8
Operating costs	(8,367)	(7,842)	(525)	6.7
General administrative expenses	(7,524)	(7,133)	(391)	5.5
Personnel	(4,501)	(4,228)	(273)	6.5
Other administrative expenses	(3,023)	(2,904)	(118)	4.1
Depreciation and amortisation	(843)	(709)	(134)	18.9
Net operating income	8,824	6,801	2,024	29.8
Impairment loss on assets	(1,843)	(1,115)	(728)	65.3
Loans	(1,792)	(1,075)	(717)	66.7
Goodwill	(5)	—	(5)	—
Other assets	(47)	(40)	(7)	16.3
Other income	49	(382)	431	—
Income before taxes	7,030	5,303	1,727	32.6
Corporate income tax	(1,637)	(1,034)	(603)	58.3
Net income from ordinary activity	5,393	4,269	1,124	26.3
Net income from discontinued operations	(7)	(14)	7	(50.0)
Net consolidated income	5,386	4,255	1,131	26.6
Minority interests	439	377	62	16.4
Attributable income to the Group	4,947	3,878	1,069	27.6

Pro memoria:
Average total assets	809,749	720,066	89,683	12.5
Average shareholders’ equity	35,441	31,481	3,961	12.6

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Quarterly

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843	2,878	3,080
Dividends	36	172	70	57	50	187	98
Net interest income	2,357	2,583	2,694	2,860	2,893	3,065	3,178
Income from companies accounted for by the equity method	141	189	153	136	131	110	145
Net fees	1,416	1,522	1,655	1,721	1,749	1,765	1,851
Insurance activity	214	183	215	203	210	245	96
Commercial revenue	4,127	4,477	4,717	4,920	4,983	5,185	5,269
Gains (losses) on financial transactions	408	461	313	384	410	524	627
Gross operating income	4,535	4,938	5,030	5,304	5,393	5,710	5,896
Income from non-financial services	111	112	76	127	119	112	112
Non-financial expenses	(35)	(42)	(16)	(30)	(26)	(25)	(32)
Other operating income	(9)	(32)	(27)	(36)	(23)	(21)	(24)
Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)	(2,771)	(2,788)
General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)	(2,494)	(2,503)
Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)	(1,498)	(1,490)
Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)	(997)	(1,013)
Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)	(277)	(285)
Net operating income	2,045	2,368	2,387	2,484	2,655	3,005	3,164
Impairment loss on assets	(293)	(403)	(418)	(692)	(512)	(621)	(710)
Loans	(283)	(393)	(399)	(540)	(501)	(599	(692)
Goodwill	—	—	—	—	—	(5)	—
Other assets	(10)	(10)	(19)	(152)	(12)	(17	(18)
Other income	(137)	(108)	(137)	96	(14)	19	44
Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128	2,404	2,498
Corporate income tax	(311)	(350)	(373	(402)	(468)	(511)	(658)
Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660	1,893	1,840
Net income from discontinued operations	0	0	(15)	0	(5)	(2)	(0)
Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891	1,840
Minority interests	119	141	118	152	162	169	109
Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723	1,731
Net extraordinary gains and writedowns	—	—	—	1,008	—	—	—
Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723	1,731

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan.-Sep. 06	Jan.-Sep. 05	30.09.06	31.12.05	30.09.05

US$	1.2432	1.2618	1.2660	1.1797	1.2042
Pound sterling	0.6846	0.6851	0.6777	0.6853	0.6819
Brazilian real	2.7139	3.1293	2.7517	2.7446	2.6727
New Mexican peso	13.5431	13.8034	13.9132	12.5845	12.9756
Chilean peso	660.0224	718.6231	680.2851	604.7732	637.9250
Venezuelan bolivar	2,669.4429	2,645.6426	2,718.4818	2,533.1698	2,585.7787
Argentine peso	3.8385	3.6640	3.9515	3.5907	3.4997

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Net fees and insurance business

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%

Commissions for services	3,274	2,704	570	21.1
Credit and debit cards	489	455	34	7.5
Insurance	852	687	165	24.0
Account management	410	385	25	6.5
Commercial bills	171	159	12	7.3
Guarantees and other contingent liabilities	228	190	38	20.2
Other transactions	1,123	828	296	35.7
Mutual & pension funds	1,511	1,404	107	7.6
Securities services	579	485	95	19.5
Net fees	5,365	4,593	771	16.8
Insurance activity	551	612	(61)	(10.0)
Net fees and insurance business	5,916	5,206	710	13.6

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Operating costs

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%

Personnel expenses	4,501	4,228	273	6.5
General expenses:	3,023	2,904	118	4.1
Information technology	289	365	(76)	(20.9)
Communications	258	284	(26)	(9.1)
Advertising	351	302	49	16.2
Buildings and premises	614	562	52	9.3
Printed and office material	93	85	7	8.4
Taxes (other than income tax)	176	125	51	40.6
Other expenses	1,242	1,181	61	5.2
Personnel and general expenses	7,524	7,133	391	5.5
Depreciation and amortisation	843	709	134	18.9
Total operating expenses	8,367	7,842	525	6.7

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Net loan loss provisions

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Non performing loans	2,296	1,375	921	66.9
Country-risk	(109)	62	(171)	—
Recovery of written-off assets	(395)	(362)	(33)	9.1
Total	1,792	1,075	717	66.7

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Balance sheet

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05
Assets
Cash on hand and deposits at central banks	12,263	9,207	3,056	33.2	16,086
Trading portfolio	155,051	155,522	(472)	(0.3)	154,208
Debt securities	73,420	74,247	(827)	(1.1)	81,742
Loans and credits	27,532	29,847	(2,314)	(7.8)	26,480
Equities	11,298	7,330	3,968	54.1	8,078
Other	42,801	44,099	(1,298)	(2.9)	37,908
Other financial assets at fair value	14,528	46,456	(31,928)	(68.7)	48,862
Loans and credits	7,340	5,866	1,475	25.1	6,431
Other	7,188	40,590	(33,402)	(82.3)	42,431
Available-for-sale financial assets	40,777	59,535	(18,758)	(31.5)	73,945
Debt securities	33,394	54,302	(20,908)	(38.5)	68,054
Equities	7,383	5,233	2,150	41.1	5,891
Loans	519,124	446,558	72,565	16.2	459,784
Deposits at credit institutions	44,659	50,544	(5,886)	(11.6)	47,066
Loans and credits	462,121	386,487	75,633	19.6	402,918
Other	12,344	9,527	2,817	29.6	9,801
Investments	5,371	3,011	2,361	78.4	3,031
Intangible assets and property and equipment	12,816	10,272	2,544	24.8	12,204
Goodwill	14,184	15,864	(1,681)	(10.6)	14,018
Other	24,426	35,151	(10,725)	(30.5)	26,968
Total assets	798,540	781,577	16,963	2.2	809,107

Liabilities and shareholders’ equity
Trading portfolio	118,970	120,811	(1,840)	(1.5)	112,466
Customer deposits	16,956	15,233	1,722	11.3	14,039
Marketable debt securities	22,115	13,956	8,159	58.5	19,821
Other	79,900	91,622	(11,722)	(12.8)	78,607
Other financial liabilities at fair value	12,893	12,507	387	3.1	11,810
Customer deposits	266	—	266	—	—
Marketable debt securities	12,628	12,507	121	1.0	11,810
Other	—	—	—	—	—
Financial liabilities at amortized cost	578,224	527,842	50,381	9.5	565,652
Due to central banks and credit institutions	68,056	88,374	(20,318)	(23.0)	116,659
Customer deposits	308,302	290,623	17,679	6.1	291,727
Marketable debt securities	155,913	106,303	49,610	46.7	117,209
Subordinated debt	31,154	29,304	1,850	6.3	28,763
Other financial liabilities	14,798	13,238	1,560	11.8	11,293
Insurance liabilities	9,743	44,099	(34,356)	(77.9)	44,672
Provisions	18,693	20,883	(2,190)	(10.5)	19,823
Other liability accounts	12,599	12,631	(32)	(0.3)	10,748
Preferred securities	1,183	1,589	(406)	(25.6)	1,309
Minority interests	2,457	2,628	(171)	(6.5)	2,848
Equity adjustments by valuation	3,668	3,089	579	18.8	3,077
Capital stock	3,127	3,127	—	—	3,127
Reserves	32,704	29,074	3,629	12.5	29,098
Income attributable to the Group	4,947	3,878	1,069	27.6	6,220
Less: dividends	(669)	(581)	(87)	15.0	(1,744)
Total liabilities and shareholders’ equity	798,540	781,577	16,963	2.2	809,107
Off-balance-sheet managed funds	162,553	149,920	12,633	8.4	152,846
Total managed funds	961,093	931,497	29,596	3.2	961,953

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Balance sheet

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Assets
Cash on hand and deposits at central banks	10,205	9,404	9,207	16,086	12,089	15,614	12,263
Trading portfolio	127,677	132,623	155,522	154,208	153,965	162,883	155,051
Debt securities	58,664	62,881	74,247	81,742	75,559	79,018	73,420
Loans and credits	19,754	20,183	29,847	26,480	28,746	32,409	27,532
Equities	6,066	7,807	7,330	8,078	10,676	10,104	11,298
Other	43,193	41,751	44,099	37,908	38,984	41,352	42,801
Other financial assets at fair value	46,132	44,110	46,456	48,862	47,269	46,459	14,528
Loans and credits	5,483	5,772	5,866	6,431	6,446	6,706	7,340
Other	40,649	38,339	40,590	42,431	40,823	39,753	7,188
Available-for-sale financial assets	41,084	46,689	59,535	73,945	73,025	37,872	40,777
Debt securities	35,179	41,699	54,302	68,054	66,432	31,227	33,394
Equities	5,904	4,990	5,233	5,891	6,594	6,645	7,383
Loans	415,259	431,389	446,558	459,784	472,658	496,787	519,124
Deposits at credit institutions	49,107	46,756	50,544	47,066	46,440	48,789	44,659
Loans and credits	355,317	377,177	386,487	402,918	416,205	437,477	462,121
Other	10,835	7,455	9,527	9,801	10,012	10,521	12,344
Investments	3,817	3,979	3,011	3,031	3,076	5,378	5,371
Intangible assets and property and equipment	11,141	12,046	10,272	12,204	12,162	12,272	12,816
Goodwill	15,382	15,871	15,864	14,018	14,025	13,959	14,184
Other	33,073	34,196	35,151	26,968	26,470	26,874	24,426
Total assets	703,770	730,306	781,577	809,107	814,738	818,096	798,540

Liabilities and shareholders’ equity
Trading portfolio	104,454	104,856	120,811	112,466	112,684	118,934	118,970
Customer deposits	7,730	12,810	15,233	14,039	13,430	14,135	16,956
Marketable debt securities	14,810	12,380	13,956	19,821	17,247	20,672	22,115
Other	81,915	79,666	91,622	78,607	82,007	84,127	79,900
Other financial liabilities at fair value	11,543	11,892	12,507	11,810	13,314	12,713	12,893
Customer deposits	—	—	—	—	261	246	266
Marketable debt securities	11,543	11,892	12,507	11,810	13,052	12,467	12,628
Other	—	—	—	—	—	—	—
Financial liabilities at amortized cost	470,885	497,605	527,842	565,652	569,114	568,296	578,224
Due to central banks and credit institutions	65,614	71,774	88,374	116,659	105,255	91,614	68,056
Customer deposits	270,821	285,568	290,623	291,727	290,563	291,400	308,302
Marketable debt securities	95,983	98,485	106,303	117,209	130,401	139,183	155,913
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240	31,154
Other financial liabilities	11,132	12,220	13,238	11,293	13,911	15,859	14,798
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487	9,743
Provisions	18,674	19,524	20,883	19,823	19,535	18,861	18,693
Other liability accounts	18,700	11,258	12,631	10,748	10,800	11,833	12,599
Preferred securities	1,641	1,759	1,589	1,309	1,293	1,257	1,183
Minority interests	2,283	2,462	2,628	2,848	2,944	2,898	2,457
Equity adjustments by valuation	1,735	3,004	3,089	3,077	3,191	2,406	3,668
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	30,863	28,989	29,074	29,098	35,279	32,737	32,704
Income attributable to the Group	1,185	2,551	3,878	6,220	1,493	3,216	4,947
Less: dividends	(1,837)	(581)	(581)	(1,744)	(2,605)	(669)	(669)
Total liabilities and shareholders’ equity	703,770	730,306	781,577	809,107	814,738	818,096	798,540
Off-balance-sheet managed funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553
Total managed funds	835,081	869,555	931,497	961,953	974,882	976,511	961,093

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Customer loans

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Public sector	5,419	5,803	(384)	(6.6)	5,243
Other residents	188,710	142,028	46,683	32.9	153,727
Secured loans	100,228	74,830	25,399	33.9	81,343
Other loans	88,482	67,198	21,284	31.7	72,384
Non-resident sector	311,026	281,844	29,183	10.4	284,468
Secured loans	186,849	168,223	18,627	11.1	174,117
Other loans	124,177	113,621	10,556	9.3	110,352
Gross loans and credits	505,156	429,674	75,482	17.6	443,439
Credit loss allowance	8,163	7,475	688	9.2	7,610
Net loans and credits	496,993	422,200	74,794	17.7	435,829
Pro memoria: Doubtful loans	4,638	4,371	267	6.1	4,356
Public sector	18	1	17	—	3
Other residents	1,175	1,001	174	17.4	1,027
Non-resident sector	3,445	3,369	75	2.2	3,326

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Customer loans

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06

Public sector	5,760	5,474	5,803	5,243	5,465	5,628	5,419
Other residents	130,321	140,018	142,028	153,727	162,722	175,294	188,710
Secured loans	65,593	70,626	74,830	81,343	89,385	96,576	100,228
Other loans	64,728	69,391	67,198	72,384	73,337	78,717	88,482
Non-resident sector	251,668	264,980	281,844	284,468	290,952	303,520	311,026
Secured loans	162,396	167,637	168,223	174,117	175,682	179,598	186,849
Other loans	89,272	97,344	113,621	110,352	115,270	123,922	124,177
Gross loans and credits	387,749	410,472	429,674	443,439	459,139	484,442	505,156
Credit loss allowance	7,195	7,340	7,475	7,610	7,742	7,852	8,163
Net loans and credits	380,554	403,132	422,200	435,829	451,397	476,591	496,993
Pro memoria: Doubtful loans	4,498	4,289	4,371	4,356	4,362	4,470	4,638
Public sector	2	1	1	3	7	19	18
Other residents	907	982	1,001	1,027	1,033	1,096	1,175
Non-resident sector	3,589	3,306	3,369	3,326	3,321	3,355	3,445

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Credit risk management (*)

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Non-performing loans	4,647	4,375	271	6.2	4,342
NPL ratio (%)	0.83	0.93	(0.10 p.)		0.89
Credit loss allowances	8,629	7,605	1,023	13.5	7,902
Specific	3,131	3,146	(15)	(0.5)	3,177
General-purpose	5,498	4,459	1,039	23.3	4,725
NPL coverage (%)	185.70	173.83	11.87 p.		182.02
Credit cost (%) **	0.33	0.22	0.11 p.		0.24

Ordinary non-performing and doubtful loans ***	3,302	3,156	146	4.6	3,132
NPL ratio (%) ***	0.59	0.67	(0.08 p.)		0.64
NPL coverage (%) ***	261.35	240.98	20.37 p.		252.28

(*) Excluding country-risk

(**).- Annualised net specific allowance / loans

(***) Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

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Credit risk management (*)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Non-performing loans	4,427	4,328	4,375	4,342	4,370	4,489	4,647
NPL ratio (%)	1.05	0.98	0.93	0.89	0.86	0.83	0.83
Credit loss allowances	7,167	7,554	7,605	7,902	8,075	8,335	8,629
Specific	3,207	3,145	3,146	3,177	3,148	3,139	3,131
General-purpose	3,959	4,410	4,459	4,725	4,927	5,197	5,498
NPL coverage (%)	161.88	174.55	173.83	182.02	184.80	185.69	185.70
Credit cost (%) **	0.22	0.21	0.22	0.24	0.30	0.33	0.33
(*) Excluding country-risk
(**).- Annualised net specific allowance / loans

Nonperforming loans by quarter

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370	4,489
+ Net additions	496	367	442	433	509	569	718
- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)	(560)
Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489	4,647

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Customer funds under management

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05
Public sector	13,956	17,613	(3,658)	(20.8)	14,366
Other residents	93,532	80,531	13,001	16.1	83,392
Demand deposits	53,706	47,536	6,171	13.0	50,124
Time deposits	23,216	18,140	5,077	28.0	18,799
REPOs	16,609	14,856	1,753	11.8	14,470
Non-resident sector	218,036	207,711	10,325	5.0	208,008
Demand deposits	117,766	111,402	6,364	5.7	113,603
Time deposits	76,312	77,870	(1,558)	(2.0)	77,195
REPOs	21,680	15,246	6,434	42.2	14,366
Public Sector	2,278	3,193	(915)	(28.7)	2,844
Customer deposits	325,524	305,856	19,667	6.4	305,765
Debt securities	190,655	132,765	57,890	43.6	148,840
Subordinated debt	31,154	29,304	1,850	6.3	28,763
Insurance liabilities	9,743	44,099	(34,356)	(77.9)	44,672
On-balance-sheet customer funds	557,076	512,024	45,052	8.8	528,041
Mutual funds	117,102	109,248	7,854	7.2	109,480
Pension funds	27,442	27,380	62	0.2	28,619
Managed portfolios	18,009	13,292	4,717	35.5	14,746
Off-balance-sheet customer funds	162,553	149,920	12,633	8.4	152,846
Customer funds under management	719,629	661,945	57,685	8.7	680,887

Mutual funds

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05
Spain	78,253	75,312	2,941	3.9	75,126
Portugal	6,006	5,681	325	5.7	5,858
United Kingdom (Abbey)	6,276	6,378	(101)	(1.6)	5,999
Latin America	26,567	21,878	4,689	21.4	22,497
Total	117,102	109,248	7,854	7.2	109,480

Pension funds

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05
Spain	9,201	8,298	903	10.9	8,913
Portugal	1,380	986	394	39.9	1,011
Latin America	16,861	18,096	(1,235)	(6.8)	18,695
Total	27,442	27,380	62	0.2	28,619

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Customer funds under management

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Public sector	18,172	14,555	17,613	14,366	15,121	11,156	13,956
Other residents	76,924	81,827	80,531	83,392	83,180	87,421	93,532
Demand deposits	46,123	48,454	47,536	50,124	49,120	52,008	53,706
Time deposits	17,146	18,436	18,140	18,799	18,460	20,194	23,216
REPOs	13,655	14,938	14,856	14,470	15,600	15,219	16,609
Non-resident sector	183,455	201,996	207,711	208,008	205,954	207,205	218,036
Demand deposits	98,380	111,965	111,402	113,603	115,499	116,192	117,766
Time deposits	72,600	74,746	77,870	77,195	71,255	70,939	76,312
REPOs	9,818	11,613	15,246	14,366	16,365	17,405	21,680
Public Sector	2,658	3,672	3,193	2,844	2,835	2,669	2,278
Customer deposits	278,551	298,379	305,856	305,765	304,255	305,782	325,524
Debt securities	122,335	122,756	132,765	148,840	160,700	172,323	190,655
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240	31,154
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487	9,743
On-balance-sheet customer funds	468,737	494,554	512,024	528,041	538,507	550,831	557,076
Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618	117,102
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709	27,442
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088	18,009
Off-balance-sheet customer funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553
Customer funds under management	600,048	633,803	661,945	680,887	698,652	709,245	719,629

Mutual funds

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Spain	71,243	73,432	75,312	75,126	77,463	76,677	78,253
Portugal	5,250	5,371	5,681	5,858	5,922	5,940	6,006
United Kingdom (Abbey)	5,785	5,646	6,378	5,999	5,904	6,638	6,276
Latin America	16,765	20,237	21,878	22,497	24,885	24,363	26,567
Total	99,043	104,686	109,248	109,480	114,174	113,618	117,102

Pension funds

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Spain	7,429	7,611	8,298	8,913	9,047	8,887	9,201
Portugal	986	980	986	1,011	1,032	1,373	1,380
Latin America	14,294	16,205	18,096	18,695	19,110	17,449	16,861
Total	22,709	24,797	27,380	28,619	29,190	27,709	27,442

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Shareholders’ equity and minority interests

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05
Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,355	8,737	3,618	41.4	8,781
Treasury stock	(22)	(33)	11	(34.0)	(53)
On-balance-sheet shareholders’ equity	35,831	32,201	3,629	11.3	32,225
Net attributable income	4,947	3,878	1,069	27.6	6,220
Interim dividend distributed	(669)	(581)	(87)	15.0	(1,163)
Shareholders’ equity at period-end	40,109	35,498	4,611	13.0	37,283
Interim dividend not distributed	—	—	—	—	(1,442)
Shareholders’ equity	40,109	35,498	4,611	13.0	35,841
Valuation adjustments	3,668	3,089	579	18.8	3,077
Minority interests	2,457	2,628	(171)	(6.5)	2,848
Preferred securities	1,183	1,589	(406)	(25.6)	1,309
Preferred securities in subordinated debt	6,427	6,535	(108)	(1.7)	6,773
Shareholders’ equity and minority interests	53,845	49,339	4,506	9.1	49,848

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Computable capital and BIS ratio

Million euros

			Variation
	30.09.06	30.09.05	Amount	%	31.12.05

Computable basic capital	34,232	30,049	4,183	13.9	32,532
Computable supplementary capital	23,057	20,951	2,106	10.1	20,894
Computable capital	57,289	51,000	6,289	12.3	53,426
Risk-weighted assets	456,745	401,171	55,574	13.9	412,734
BIS ratio	12.54	12.71	(0.17)		12.94
Tier 1	7.49	7.49	—		7.88
Core capital	5.88	5.54	0.34		6.05
Cushion	20,749	18,906	1,843	9.7	20,407

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Statement of changes in consolidated shareholders’ equity

Million euros

	Jan.-Sep. 06	Jan.-Sep. 05

Available-for-sale financial assets	982	(248)
Other financial liabilities at fair value	—	—
Cash flow hedges	(23)	61
Hedges of net investments in businesses abroad	94	(481)
Exchange differences	(462)	1,979
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	591	1,311
Net consolidated income (published)	5,386	4,255
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated income	5,386	4,255
Parent Bank	5,538	5,189
Minority interests	439	377
Total revenues and expenses	5,977	5,567

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Operating areas

Million euross

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	9,950	8,150	1,800	22.1
Income from companies accounted for by the equity method	12	23	(12)	(49.6)
Net fees	5,370	4,614	757	16.4
Insurance activity	548	611	(63)	(10.3)
Commercial revenue	15,880	13,398	2,482	18.5
Gains (losses) on financial transactions	1,336	1,275	61	4.7
Gross operating income	17,216	14,674	2,542	17.3
Income from non-financial services (net) and other operating income	203	154	49	31.9
General administrative expenses	(7,236)	(6,868)	(368)	5.4
Personnel	(4,352)	(4,090)	(261)	6.4
Other administrative expenses	(2,885)	(2,778)	(107)	3.8
Depreciation and amortisation	(685)	(698)	14	(1.9)
Net operating income	9,498	7,261	2,237	30.8
Net loan loss provisions	(1,886)	(1,048)	(838)	80.0
Other income	(172)	(137)	(35)	25.6
Income before taxes	7,440	6,077	1,364	22.4
Income from ordinary activity	5,510	4,459	1,051	23.6
Net consolidated income	5,504	4,446	1,058	23.8
Attributable income to the Group	5,151	4,177	974	23.3

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	496,404	421,651	74,753	17.7
Trading portfolio (w/o loans)	114,841	110,350	4,490	4.1
Available-for-sale financial assets	30,990	29,182	1,807	6.2
Due from credit institutions*	106,322	110,256	(3,933)	(3.6)
Intangible assets and property and equipment	11,797	8,930	2,867	32.1
Other assets	44,993	73,917	(28,923)	(39.1)
Total assets/liabilities & shareholders’ equity	805,348	754,286	51,062	6.8
Customer deposits*	324,555	300,563	23,991	8.0
Marketable debt securities*	117,162	83,593	33,569	40.2
Subordinated debt	14,985	15,257	(271)	(1.8)
Insurance liabilities	9,743	44,086	(34,343)	(77.9)
Due to credit institutions*	157,929	162,781	(4,852)	(3.0)
Other liabilities	151,927	123,977	27,950	22.5
Shareholders’ equity	29,047	24,029	5,018	20.9
Off-balance-sheet funds	162,553	149,920	12,633	8.4
Mutual funds	117,102	109,248	7,854	7.2
Pension funds	27,442	27,380	62	0.2
Managed portfolios	18,009	13,292	4,717	35.5
Customer funds under management	628,998	593,419	35,579	6.0
Total managed funds	967,901	904,206	63,695	7.0

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.91	23.90	0.01 p.
Efficiency ratio	44.47	50.13	(5.66 p.)
NPL ratio	0.80	0.89	(0.09 p.)
Coverage ratio	183.77	174.32	9.45 p.
Number of employees (direct & indirect)	127,176	127,443	(267)	(0.21)
Number of branches	10,583	10,049	534	5.31

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Operating areas

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06

Income statement
Net interest income	2,538	2,729	2,883	3,085	3,134	3,302	3,513
Income from companies accounted for by the equity method	7	8	9	11	5	4	3
Net fees	1,441	1,526	1,647	1,719	1,753	1,768	1,850
Insurance activity	214	184	213	202	210	242	96
Commercial revenue	4,200	4,447	4,751	5,018	5,102	5,316	5,462
Gains (losses) on financial transactions	415	542	318	338	536	290	509
Gross operating income	4,615	4,989	5,069	5,356	5,638	5,606	5,971
Income from non-financial services (net) and other operating income	71	42	41	71	72	74	57
General administrative expenses	(2,229)	(2,300)	(2,339)	(2,479)	(2,415)	(2,399)	(2,423)
Personnel	(1,336)	(1,369)	(1,385)	(1,470)	(1,455)	(1,457)	(1,439)
Other administrative expenses	(893)	(930)	(955)	(1,009)	(960)	(941)	(984)
Depreciation and amortisation	(223)	(232)	(243)	(249)	(227)	(237)	(221)
Net operating income	2,233	2,500	2,528	2,699	3,067	3,045	3,385
Net loan loss provisions	(296)	(381)	(371)	(515)	(500)	(699)	(687)
Other income	(26)	(14)	(96)	(214)	17	(65)	(123)
Income before taxes	1,911	2,105	2,061	1,970	2,584	2,281	2,575
Income from ordinary activity	1,406	1,556	1,498	1,505	1,889	1,713	1,908
Net consolidated income	1,407	1,556	1,483	1,506	1,884	1,712	1,908
Attributable income to the Group	1,319	1,459	1,399	1,393	1,760	1,579	1,812

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	380,180	402,274	421,651	435,013	450,694	475,897	496,404
Trading portfolio (w/o loans)	86,417	101,578	110,350	116,173	111,186	119,154	114,841
Available-for-sale financial assets	26,766	28,211	29,182	28,931	30,491	29,793	30,990
Due from credit institutions*	125,012	104,780	110,256	107,127	107,546	101,866	106,322
Intangible assets and property and equipment	10,378	10,579	8,930	10,808	11,063	11,262	11,797
Other assets	72,527	70,801	73,917	80,323	77,001	78,232	44,993
Total assets/liabilities & shareholders’ equity	701,281	718,222	754,286	778,375	787,981	816,205	805,348
Customer deposits*	276,467	293,068	300,563	303,838	303,637	304,698	324,555
Marketable debt securities*	82,228	80,735	83,593	95,687	98,498	106,027	117,162
Subordinated debt	13,635	15,754	15,257	14,798	14,372	14,390	14,985
Insurance liabilities	40,516	43,862	44,086	44,672	44,569	42,487	9,743
Due to credit institutions*	137,529	133,271	162,781	173,311	163,925	178,137	157,929
Other liabilities	127,439	127,338	123,977	120,819	133,665	142,871	151,927
Shareholders’ equity	23,466	24,195	24,029	25,250	29,315	27,595	29,047
Off-balance-sheet funds	131,311	139,249	149,920	152,846	160,144	158,414	162,553
Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618	117,102
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709	27,442
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088	18,009
Customer funds under management	544,158	572,667	593,419	611,841	621,220	626,016	628,998
Total managed funds	832,592	857,471	904,206	931,221	948,125	974,619	967,901

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.02	0.94	0.89	0.86	0.83	0.81	0.80
NPL coverage	161.12	172.81	174.32	182.33	184.72	184.20	183.77
Risk-weighted assets	322,356	344,784	357,051	377,143	397,901	410,460	419,342

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Continental Europe

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	4,584	3,979	605	15.2
Income from companies accounted for by the equity method	4	17	(13)	(76.4)
Net fees	2,707	2,429	278	11.4
Insurance activity	102	89	13	14.4
Commercial revenue	7,396	6,513	883	13.6
Gains (losses) on financial transactions	536	361	175	48.5
Gross operating income	7,932	6,874	1,058	15.4
Income from non-financial services (net) and other operating income	238	200	38	19.1
General administrative expenses	(2,907)	(2,715)	(191)	7.1
Personnel	(1,979)	(1,870)	(109)	5.8
Other administrative expenses	(928)	(846)	(83)	9.8
Depreciation and amortisation	(383)	(373)	(9)	2.5
Net operating income	4,881	3,985	896	22.5
Net loan loss provisions	(1,019)	(634)	(385)	60.8
Other income	28	(28)	55	—
Income before taxes	3,890	3,324	566	17.0
Income from ordinary activity	2,755	2,364	390	16.5
Net consolidated income	2,748	2,351	398	16.9
Attributable income to the Group	2,609	2,255	354	15.7

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	256,188	198,529	57,659	29.0
Trading portfolio (w/o loans)	30,300	24,863	5,438	21.9
Available-for-sale financial assets	13,904	12,228	1,677	13.7
Due from credit institutions*	66,128	61,609	4,519	7.3
Intangible assets and property and equipment	5,241	4,094	1,147	28.0
Other assets	18,613	17,052	1,561	9.2
Total assets/liabilities & shareholders’ equity	390,375	318,374	72,000	22.6
Customer deposits*	137,056	124,862	12,194	9.8
Marketable debt securities*	42,092	26,268	15,824	60.2
Subordinated debt	2,621	1,962	659	33.6
Insurance liabilities	7,739	5,527	2,212	40.0
Due to credit institutions*	82,310	72,702	9,608	13.2
Other liabilities	101,102	73,521	27,581	37.5
Shareholders’ equity	17,453	13,532	3,921	29.0
Off-balance-sheet funds	103,289	95,052	8,237	8.7
Mutual funds	84,259	80,993	3,266	4.0
Pension funds	10,581	9,284	1,297	14.0
Managed portfolios	8,449	4,775	3,674	77.0
Customer funds under management	292,798	253,671	39,127	15.4
Total managed funds	493,664	413,426	80,237	19.4

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.74	22.64	(1.90 p.)
Efficiency ratio	39.39	42.92	(3.53 p.)
NPL ratio	0.73	0.77	(0.04 p.)
Coverage ratio	247.45	246.03	1.42 p.
Number of employees (direct & indirect)	44,374	44,050	324	0.7
Number of branches	5,629	5,281	348	6.6

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Continental Europe

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	1,268	1,350	1,362	1,390	1,440	1,532	1,613
Income from companies accounted for by the equity method	5	4	7	9	2	0	2
Net fees	788	817	824	862	855	887	965
Insurance activity	31	30	28	26	33	35	34
Commercial revenue	2,092	2,201	2,221	2,288	2,329	2,454	2,614
Gains (losses) on financial transactions	151	146	64	144	229	95	211
Gross operating income	2,243	2,346	2,285	2,432	2,558	2,549	2,825
Income from non-financial services (net) and other operating income	72	65	63	81	83	87	68
General administrative expenses	(892)	(910)	(913)	(948)	(959)	(969)	(978)
Personnel	(620)	(630)	(620)	(640)	(654)	(663)	(662)
Other administrative expenses	(272)	(281)	(293)	(308)	(305)	(307)	(316)
Depreciation and amortisation	(120)	(127)	(127)	(118)	(125)	(132)	(126)
Net operating income	1,303	1,374	1,308	1,447	1,557	1,535	1,789
Net loan loss provisions	(179)	(249)	(206)	(316)	(228)	(379)	(412)
Other income	(10)	(9)	(8)	(45)	25	58	(56)
Income before taxes	1,114	1,117	1,094	1,085	1,355	1,214	1,321
Income from ordinary activity	786	808	770	779	951	864	940
Net consolidated income	786	809	756	780	946	863	940
Attributable income to the Group	753	773	730	724	898	803	908

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	181,341	193,284	198,529	210,299	223,323	240,044	256,188
Trading portfolio (w/o loans)	18,882	26,431	24,863	26,315	24,243	31,599	30,300
Available-for-sale financial assets	12,225	12,524	12,228	12,604	14,384	13,250	13,904
Due from credit institutions*	73,556	66,496	61,609	69,622	63,549	64,493	66,128
Intangible assets and property and equipment	3,990	4,032	4,094	4,219	4,655	4,983	5,241
Other assets	21,195	15,890	17,052	15,709	15,628	16,733	18,613
Total assets/liabilities & shareholders’ equity	311,190	318,658	318,374	338,767	345,782	371,102	390,375
Customer deposits*	122,945	123,857	124,862	127,356	127,670	128,791	137,056
Marketable debt securities*	23,489	25,269	26,268	27,011	31,112	35,066	42,092
Subordinated debt	2,037	2,618	1,962	2,241	2,251	2,185	2,621
Insurance liabilities	5,161	5,378	5,527	6,414	6,820	7,133	7,739
Due to credit institutions*	72,585	72,204	72,702	90,341	78,508	85,141	82,310
Other liabilities	71,405	75,994	73,521	70,527	82,675	96,037	101,102
Shareholders’ equity	13,568	13,338	13,532	14,878	16,748	16,748	17,453
Off-balance-sheet funds	88,812	91,541	95,052	97,141	101,227	100,939	103,289
Mutual funds	76,493	78,803	80,993	80,984	83,385	82,617	84,259
Pension funds	8,415	8,591	9,284	9,924	10,080	10,260	10,581
Managed portfolios	3,905	4,146	4,775	6,232	7,762	8,062	8,449
Customer funds under management	242,445	248,663	253,671	260,162	269,079	274,115	292,798
Total managed funds	400,002	410,199	413,426	435,908	447,009	472,041	493,664

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	0.79	0.77	0.76	0.76	0.72	0.73
NPL coverage	227.46	240.04	246.03	246.60	247.61	252.84	247.45
Risk-weighted assets	183,244	195,856	198,308	212,605	223,842	243,647	252,867

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Santander Network

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,729	1,540	189	12.3
Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,164	1,138	26	2.3
Insurance activity	—	—	—	—
Commercial revenue	2,893	2,678	216	8.0
Gains (losses) on financial transactions	172	155	17	11.0
Gross operating income	3,066	2,833	233	8.2
Income from non-financial services (net) and other operating income	5	4	1	12.8
General administrative expenses	(1,137)	(1,113)	(23)	2.1
Personnel	(862)	(849)	(13)	1.5
Other administrative expenses	(274)	(264)	(10)	4.0
Depreciation and amortisation	(174)	(180)	6	(3.2)
Net operating income	1,760	1,545	216	14.0
Net loan loss provisions	(288)	(205)	(82)	40.0
Other income	(13)	(8)	(5)	68.5
Income before taxes	1,460	1,332	128	9.6
Income from ordinary activity	1,051	959	92	9.6
Net consolidated income	1,051	959	92	9.6
Attributable income to the Group	1,051	958	92	9.6

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	101,838	83,751	18,087	21.6
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	3	1	2	380.6
Due from credit institutions*	102	96	6	6.1
Intangible assets and property and equipment	2,192	1,652	540	32.7
Other assets	816	842	(25)	(3.0)
Total assets/liabilities & shareholders’ equity	104,951	86,341	18,610	21.6
Customer deposits*	49,651	41,009	8,642	21.1
Marketable debt securities*	—	3	(3)	(100.0)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	96	28	69	247.6
Other liabilities	47,786	39,325	8,461	21.5
Shareholders’ equity	7,418	5,976	1,442	24.1
Off-balance-sheet funds	54,098	52,569	1,529	2.9
Mutual funds	48,150	47,156	995	2.1
Pension funds	5,948	5,413	534	9.9
Managed portfolios	—	—	—	—
Customer funds under management	103,748	93,581	10,167	10.9
Total managed funds	159,049	138,910	20,139	14.5

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.25	22.70	(2.45 p.)
Efficiency ratio	41.53	44.82	(3.29 p.)
NPL ratio	0.57	0.59	(0.02 p.)
Coverage ratio	298.84	284.78	14.06 p.
Number of employees (direct & indirect)	19,011	19,124	(113)	(0.6)
Number of branches	2,748	2,597	151	5.8

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Santander Network

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	492	515	533	542	537	583	609
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	369	378	391	409	359	397	408
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	862	892	924	951	896	980	1,017
Gains (losses) on financial transactions	40	86	29	42	71	69	33
Gross operating income	902	979	953	993	967	1,048	1,051
Income from non-financial services (net) and other operating income	1	1	2	(0)	2	4	(1)
General administrative expenses	(371)	(373)	(369)	(380)	(377)	(380)	(380)
Personnel	(285)	(285)	(279)	(285)	(289)	(289)	(285)
Other administrative expenses	(86)	(88)	(90)	(95)	(88)	(91)	(95)
Depreciation and amortisation	(59)	(60)	(61)	(56)	(58)	(58)	(58)
Net operating income	474	547	524	557	533	615	612
Net loan loss provisions	(48)	(87)	(71)	(100)	(65)	(139)	(84)
Other income	(3)	(5)	1	(4)	(4)	(7)	(2)
Income before taxes	423	454	454	453	464	469	526
Income from ordinary activity	305	327	327	327	334	339	378
Net consolidated income	305	327	327	327	334	339	378
Attributable income to the Group	305	327	327	326	334	339	378

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	77,356	81,675	83,751	88,659	92,777	98,696	101,838
Trading portfolio (w/o loans)	0	1	0	0	0	0	0
Available-for-sale financial assets	1	0	1	3	2	3	3
Due from credit institutions*	94	181	96	103	94	91	102
Intangible assets and property and equipment	1,585	1,629	1,652	1,675	1,931	2,073	2,192
Other assets	833	1,040	842	537	761	839	816
Total assets/liabilities & shareholders’ equity	79,869	84,525	86,341	90,977	95,565	101,702	104,951
Customer deposits*	40,071	40,887	41,009	44,122	43,860	45,923	49,651
Marketable debt securities*	23	5	3	2	1	0	0
Subordinated debt	0	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0	0
Due to credit institutions*	27	77	28	29	37	32	96
Other liabilities	34,142	37,791	39,325	40,447	45,004	48,552	47,786
Shareholders’ equity	5,606	5,765	5,976	6,377	6,664	7,195	7,418
Off-balance-sheet funds	50,065	51,210	52,569	53,504	55,320	53,810	54,098
Mutual funds	44,750	45,969	47,156	47,952	49,431	48,025	48,150
Pension funds	5,315	5,241	5,413	5,551	5,889	5,784	5,948
Managed portfolios	0	0	0	0	0	0	0
Customer funds under management	90,159	92,101	93,581	97,627	99,181	99,733	103,748
Total managed funds	129,934	135,735	138,910	144,481	150,886	155,512	159,049

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.60	0.59	0.59	0.59	0.56	0.55	0.57
NPL coverage	267.12	274.52	284.78	289.26	299.75	313.42	298.84
Risk-weighted assets	69,944	71,968	74,609	79,622	83,185	89,836	93,415

Spread	2.93	2.93	2.94	3.00	3.10	3.16	3.26
Spread loans	1.40	1.43	1.45	1.46	1.39	1.29	1.31
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87	1.95

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Banesto

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	907	823	84	10.2
Income from companies accounted for by the equity method	(0)	0	(0)	—
Net fees	435	409	26	6.4
Insurance activity	30	22	8	38.0
Commercial revenue	1,372	1,254	118	9.4
Gains (losses) on financial transactions	98	78	20	25.5
Gross operating income	1,470	1,332	138	10.4
Income from non-financial services (net) and other operating income	221	175	46	26.5
General administrative expenses	(610)	(595)	(15)	2.5
Personnel	(465)	(441)	(24)	5.4
Other administrative expenses	(146)	(154)	9	(5.6)
Depreciation and amortisation	(90)	(79)	(11)	13.8
Net operating income	992	833	158	19.0
Net loan loss provisions	(136)	(108)	(27)	25.0
Other income	(1)	(13)	13	(95.5)
Income before taxes	855	711	144	20.2
Income from ordinary activity	580	479	101	21.0
Net consolidated income	580	479	101	21.0
Attributable income to the Group	448	385	63	16.4

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	56,540	44,950	11,589	25.8
Trading portfolio (w/o loans)	4,247	4,944	(697)	(14.1)
Available-for-sale financial assets	11,598	8,809	2,788	31.7
Due from credit institutions*	19,933	14,070	5,863	41.7
Intangible assets and property and equipment	1,725	1,542	183	11.9
Other assets	6,125	6,086	39	0.6
Total assets/liabilities & shareholders’ equity	100,168	80,403	19,765	24.6
Customer deposits*	41,461	35,009	6,452	18.4
Marketable debt securities*	23,781	17,148	6,633	38.7
Subordinated debt	1,590	1,615	(25)	(1.6)
Insurance liabilities	1,596	1,357	238	17.6
Due to credit institutions*	18,956	14,365	4,591	32.0
Other liabilities	9,989	8,384	1,605	19.1
Shareholders’ equity	2,796	2,524	271	10.8
Off-balance-sheet funds	16,638	14,285	2,353	16.5
Mutual funds	13,042	11,860	1,182	10.0
Pension funds	1,522	1,406	116	8.2
Managed portfolios	2,075	1,019	1,056	103.6
Customer funds under management	85,066	69,415	15,651	22.5
Total managed funds	116,806	94,688	22,118	23.4

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.79	19.81	0.98 p.
Efficiency ratio	40.01	43.39	(3.38 p.)
NPL ratio	0.43	0.49	(0.06 p.)
Coverage ratio	399.94	380.09	19.85 p.
Number of employees (direct & indirect)	10,836	10,899	(63)	(0.6)
Number of branches	1,788	1,698	90	5.3

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Banesto

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	265	274	284	292	296	299	313
Income from companies accounted for by the equity method	0	0	(0)	1	0	(0)	0
Net fees	135	139	135	138	144	147	144
Insurance activity	7	8	7	7	8	11	10
Commercial revenue	408	421	425	438	448	457	467
Gains (losses) on financial transactions	30	26	23	24	34	33	31
Gross operating income	438	447	447	462	483	490	497
Income from non-financial services (net) and other operating income	63	57	54	72	75	82	64
General administrative expenses	(197)	(199)	(199)	(202)	(204)	(200)	(206)
Personnel	(146)	(148)	(147)	(150)	(151)	(156)	(157)
Other administrative expenses	(52)	(51)	(52)	(52)	(53)	(45)	(48)
Depreciation and amortisation	(25)	(27)	(27)	(24)	(26)	(33)	(30)
Net operating income	279	278	276	307	327	339	326
Net loan loss provisions	(39)	(35)	(34)	(43)	(44)	(47)	(44)
Other income	(6)	2	(9)	(9)	4	19	(24)
Income before taxes	235	245	232	255	287	311	257
Income from ordinary activity	159	170	151	168	194	211	174
Net consolidated income	159	170	151	168	194	211	174
Attributable income to the Group	126	133	126	113	148	154	146

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	39,042	43,233	44,950	47,851	49,502	53,838	56,540
Trading portfolio (w/o loans)	4,795	5,415	4,944	5,595	4,513	4,690	4,247
Available-for-sale financial assets	8,773	9,217	8,809	8,882	10,788	11,061	11,598
Due from credit institutions*	15,996	13,301	14,070	18,447	17,670	20,313	19,933
Intangible assets and property and equipment	1,462	1,499	1,542	1,568	1,565	1,599	1,725
Other assets	7,705	5,238	6,086	5,864	5,622	6,263	6,125
Total assets/liabilities & shareholders’ equity	77,773	77,902	80,403	88,208	89,661	97,764	100,168
Customer deposits*	28,266	33,996	35,009	34,865	37,076	38,357	41,461
Marketable debt securities*	14,385	15,162	17,148	17,860	19,385	21,283	23,781
Subordinated debt	1,570	1,612	1,615	1,620	1,580	1,566	1,590
Insurance liabilities	1,374	1,363	1,357	1,832	1,769	1,606	1,596
Due to credit institutions*	18,139	14,750	14,365	20,539	17,449	21,778	18,956
Other liabilities	11,308	8,495	8,384	8,980	9,382	10,379	9,989
Shareholders’ equity	2,731	2,523	2,524	2,511	3,019	2,794	2,796
Off-balance-sheet funds	13,308	13,613	14,285	15,054	15,991	16,434	16,638
Mutual funds	11,524	11,634	11,860	12,269	12,647	13,039	13,042
Pension funds	1,342	1,371	1,406	1,513	1,527	1,482	1,522
Managed portfolios	442	609	1,019	1,272	1,817	1,913	2,075
Customer funds under management	58,903	65,748	69,415	71,231	75,801	79,246	85,066
Total managed funds	91,081	91,515	94,688	103,262	105,652	114,197	116,806

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.57	0.54	0.49	0.49	0.46	0.45	0.43
NPL coverage	336.68	349.50	380.09	371.55	392.62	393.44	399.94
Risk-weighted assets	44,254	49,491	49,251	49,715	55,413	56,929	58,776

Spread (Retail Banking)	2.80	2.79	2.75	2.84	2.92	3.00	3.13
Spread loans	1.50	1.48	1.46	1.43	1.38	1.36	1.30
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64	1.83

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Santander Consumer Finance

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,010	864	147	17.0
Income from companies accounted for by the equity method	4	3	1	25.4
Net fees	293	260	32	12.5
Insurance activity	—	—	—	—
Commercial revenue	1,307	1,127	180	16.0
Gains (losses) on financial transactions	33	33	(0)	(1.2)
Gross operating income	1,340	1,160	180	15.5
Income from non-financial services (net) and other operating income	22	29	(7)	(25.2)
General administrative expenses	(442)	(378)	(64)	16.9
Personnel	(202)	(179)	(23)	12.8
Other administrative expenses	(240)	(199)	(41)	20.6
Depreciation and amortisation	(43)	(39)	(4)	11.0
Net operating income	877	773	104	13.5
Net loan loss provisions	(286)	(257)	(28)	11.0
Other income	19	(5)	23	—
Income before taxes	610	511	99	19.4
Income from ordinary activity	429	352	77	21.8
Net consolidated income	429	352	77	21.8
Attributable income to the Group	423	352	71	20.1

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	35,735	28,046	7,689	27.4
Trading portfolio (w/o loans)	15	1	14	—
Available-for-sale financial assets	42	48	(6)	(11.8)
Due from credit institutions*	6,135	4,468	1,667	37.3
Intangible assets and property and equipment	621	355	266	74.9
Other assets	1,303	1,085	217	20.0
Total assets/liabilities & shareholders’ equity	43,851	34,003	9,848	29.0
Customer deposits*	14,036	13,280	756	5.7
Marketable debt securities*	7,126	4,221	2,905	68.8
Subordinated debt	577	102	475	468.0
Insurance liabilities	—	—	—	—
Due to credit institutions*	19,117	14,122	4,995	35.4
Other liabilities	1,463	1,217	247	20.3
Shareholders’ equity	1,531	1,062	469	44.2
Off-balance-sheet funds	358	298	60	20.3
Mutual funds	306	263	43	16.4
Pension funds	52	35	17	49.1
Managed portfolios	—	—	—	—
Customer funds under management	22,098	17,900	4,197	23.4
Total managed funds	44,209	34,301	9,908	28.9

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	35.21	46.11	(10.90 p.)
Efficiency ratio	34.90	34.24	0.66 p.
NPL ratio	2.57	2.28	0.29 p.
Coverage ratio	113.83	124.66	(10.83 p.)
Number of employees (direct & indirect)	5,349	5,065	284	5.6
Number of branches	279	255	24	9.4

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Santander Consumer Finance

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	267	292	304	316	322	336	353
Income from companies accounted for by the equity method	1	1	1	2	1	1	2
Net fees	80	92	89	82	94	96	102
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	348	385	394	399	417	433	456
Gains (losses) on financial transactions	11	8	14	25	12	14	8
Gross operating income	359	393	408	424	429	447	464
Income from non-financial services (net) and other operating income	10	9	10	9	10	5	7
General administrative expenses	(116)	(126)	(136)	(141)	(142)	(150)	(149)
Personnel	(57)	(60)	(63)	(64)	(65)	(67)	(70)
Other administrative expenses	(59)	(66)	(73)	(77)	(77)	(83)	(80)
Depreciation and amortisation	(13)	(13)	(13)	(11)	(14)	(14)	(15)
Net operating income	240	264	269	281	283	287	307
Net loan loss provisions	(75)	(91)	(92)	(114)	(94)	(92)	(100)
Other income	(7)	1	1	(1)	(4)	25	(2)
Income before taxes	159	174	178	165	184	220	205
Income from ordinary activity	107	122	123	115	127	157	146
Net consolidated income	107	122	123	115	127	157	146
Attributable income to the Group	107	122	123	115	126	155	143

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	24,689	26,770	28,046	29,535	32,457	34,477	35,735
Trading portfolio (w/o loans)	3	2	1	6	51	3	15
Available-for-sale financial assets	53	47	48	41	42	91	42
Due from credit institutions*	5,108	6,341	4,468	5,023	5,415	5,011	6,135
Intangible assets and property and equipment	358	360	355	376	479	619	621
Other assets	940	906	1,085	1,474	1,244	1,221	1,303
Total assets/liabilities & shareholders’ equity	31,151	34,425	34,003	36,454	39,689	41,423	43,851
Customer deposits*	12,350	13,279	13,280	13,598	13,752	14,197	14,036
Marketable debt securities*	3,887	4,255	4,221	4,869	6,752	5,961	7,126
Subordinated debt	156	94	102	87	103	160	577
Insurance liabilities	0	0	0	0	0	0	0
Due to credit institutions*	12,955	14,502	14,122	15,053	16,308	18,286	19,117
Other liabilities	728	1,257	1,217	1,248	1,079	1,501	1,463
Shareholders’ equity	1,075	1,039	1,062	1,600	1,696	1,318	1,531
Off-balance-sheet funds	255	270	298	315	343	332	358
Mutual funds	229	244	263	273	298	287	306
Pension funds	26	27	35	43	45	45	52
Managed portfolios	0	0	0	0	0	0	0
Customer funds under management	16,648	17,898	17,900	18,868	20,949	20,650	22,098
Total managed funds	31,406	34,696	34,301	36,770	40,032	41,755	44,209

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.36	2.18	2.28	2.40	2.41	2.46	2.57
NPL coverage	127.23	128.63	124.66	125.20	124.43	119.46	113.83
Risk-weighted assets	24,875	26,890	27,795	28,474	28,405	31,810	31,465

Spread loans	5.14	5.00	5.08	4.81	4.79	4.58	4.15

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Portugal

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	502	479	23	4.7
Income from companies accounted for by the equity method	—	—	—	—
Net fees	281	229	52	22.7
Insurance activity	15	18	(3)	(19.2)
Commercial revenue	798	726	71	9.8
Gains (losses) on financial transactions	24	27	(3)	(11.5)
Gross operating income	821	753	68	9.1
Income from non-financial services (net) and other operating income	(9)	(7)	(2)	22.5
General administrative expenses	(329)	(324)	(5)	1.5
Personnel	(215)	(211)	(3)	1.6
Other administrative expenses	(114)	(113)	(1)	1.1
Depreciation and amortisation	(47)	(43)	(4)	8.8
Net operating income	437	379	58	15.3
Net loan loss provisions	(37)	(51)	13	(25.9)
Other income	3	(1)	4	—
Income before taxes	403	328	75	23.0
Income from ordinary activity	328	268	60	22.4
Net consolidated income	328	268	60	22.4
Attributable income to the Group	327	267	60	22.4

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	27,471	24,418	3,053	12.5
Trading portfolio (w/o loans)	1,083	977	106	10.8
Available-for-sale financial assets	814	2,111	(1,296)	(61.4)
Due from credit institutions*	11,065	9,413	1,652	17.6
Intangible assets and property and equipment	442	442	(0)	(0.0)
Other assets	4,493	3,345	1,148	34.3
Total assets/liabilities & shareholders’ equity	45,368	40,705	4,663	11.5
Customer deposits*	11,568	12,583	(1,016)	(8.1)
Marketable debt securities*	9,316	3,163	6,153	194.6
Subordinated debt	420	245	175	71.2
Insurance liabilities	3,670	2,437	1,233	50.6
Due to credit institutions*	16,335	18,338	(2,003)	(10.9)
Other liabilities	2,404	2,356	48	2.0
Shareholders’ equity	1,656	1,583	73	4.6
Off-balance-sheet funds	7,756	6,942	813	11.7
Mutual funds	6,006	5,681	325	5.7
Pension funds	1,380	986	394	39.9
Managed portfolios	370	276	95	34.3
Customer funds under management	32,729	25,370	7,359	29.0
Total managed funds	53,124	47,648	5,476	11.5

(*).- Includes all stock of concept classified in the balance sheet

(**).- Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +7%

Ratios (%) and other data
ROE	24.19	21.01	3.18p.
Efficiency ratio	45.71	48.72	(3.01p.)
NPL ratio	0.61	0.87	(0.26p.)
Coverage ratio	289.69	244.38	45.31p.
Number of employees (direct & indirect)	6,138	6,301	(163)	(2.6)
Number of branches	721	677	44	6.5

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Portugal

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	156	170	153	162	163	172	167
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	74	73	83	74	94	96	91
Insurance activity	5	7	6	4	5	4	5
Commercial revenue	235	250	242	240	262	273	263
Gains (losses) on financial transactions	18	4	5	2	13	3	7
Gross operating income	253	254	247	242	276	276	270
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)	(3)
General administrative expenses	(106)	(109)	(108)	(109)	(108)	(110)	(111)
Personnel	(70)	(71)	(70)	(67)	(70)	(72)	(72)
Other administrative expenses	(36)	(38)	(38)	(42)	(37)	(38)	(39)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(15)	(16)	(16)
Net operating income	130	128	122	119	150	148	140
Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)	(19)
Other income	1	(4)	2	(18)	(5)	(2)	10
Income before taxes	129	89	111	100	148	124	131
Income from ordinary activity	94	79	95	78	115	102	111
Net consolidated income	94	79	95	78	115	102	111
Attributable income to the Group	94	79	95	78	114	102	111

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	23,036	24,037	24,418	25,861	25,505	27,768	27,471
Trading portfolio (w/o loans)	566	903	977	826	883	1,157	1,083
Available-for-sale financial assets	2,465	1,907	2,111	2,482	2,292	837	814
Due from credit institutions*	10,172	11,346	9,413	10,023	10,952	11,425	11,065
Intangible assets and property and equipment	436	440	442	447	439	445	442
Other assets	2,975	3,161	3,345	3,653	3,750	4,586	4,493
Total assets/liabilities & shareholders’ equity	39,650	41,796	40,705	43,293	43,820	46,218	45,368
Customer deposits*	11,444	13,097	12,583	12,809	11,669	11,839	11,568
Marketable debt securities*	3,968	3,193	3,163	3,294	3,372	5,825	9,316
Subordinated debt	311	246	245	533	532	424	420
Insurance liabilities	2,108	2,302	2,437	2,795	3,213	3,475	3,670
Due to credit institutions*	16,922	19,389	18,338	20,866	20,675	20,931	16,335
Other liabilities	3,003	1,995	2,356	1,520	2,256	2,137	2,404
Shareholders’ equity	1,894	1,574	1,583	1,475	2,104	1,587	1,656
Off-balance-sheet funds	6,409	6,541	6,942	7,182	7,310	7,677	7,756
Mutual funds	5,250	5,371	5,681	5,858	5,922	5,940	6,006
Pension funds	986	980	986	1,011	1,032	1,373	1,380
Managed portfolios	174	189	276	312	355	364	370
Customer funds under management	24,240	25,378	25,370	26,613	26,096	29,240	32,729
Total managed funds	46,059	48,336	47,648	50,475	51,130	53,895	53,124

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.23	1.03	0.87	0.78	0.71	0.56	0.61
NPL coverage	182.44	216.93	244.38	243.19	258.04	301.39	289.69
Risk-weighted assets	22,156	21,569	22,320	22,960	22,891	23,022	22,959

Spread (Retail Banking)	2.94	2.95	2.92	2.84	2.85	2.84	2.80
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24

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United Kingdom (Abbey)

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,480	1,381	99	7.2
Income from companies accounted for by the equity method	2	2	1	35.5
Net fees	770	697	73	10.5
Insurance activity	332	443	(111)	(25.0)
Commercial revenue	2,585	2,522	63	2.5
Gains (losses) on financial transactions	317	270	47	17.4
Gross operating income	2,901	2,792	109	3.9
Income from non-financial services (net) and other operating income	37	25	13	50.8
General administrative expenses	(1,519)	(1,728)	210	(12.1)
Personnel	(852)	(903)	51	(5.6)
Other administrative expenses	(666)	(825)	159	(19.3)
Depreciation and amortisation	(77)	(84)	7	(8.0)
Net operating income	1,342	1,004	338	33.7
Net loan loss provisions	(307)	(244)	(63)	25.7
Other income	(3)	64	(67)	—
Income before taxes	1,033	824	208	25.3
Income from ordinary activity	743	565	178	31.4
Net consolidated income	743	565	178	31.4
Attributable income to the Group	743	565	178	31.4

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	183,818	174,901	8,917	5.1
Trading portfolio (w/o loans)	59,899	62,668	(2,769)	(4.4)
Available-for-sale financial assets	22	22	(1)	(2.3)
Due from credit institutions*	17,987	20,670	(2,683)	(13.0)
Intangible assets and property and equipment	5,039	3,463	1,576	45.5
Other assets	9,839	42,459	(32,620)	(76.8)
Total assets/liabilities & shareholders’ equity	276,604	304,184	(27,580)	(9.1)
Customer deposits*	114,948	112,237	2,711	2.4
Marketable debt securities*	69,176	51,988	17,188	33.1
Subordinated debt	10,458	12,026	(1,569)	(13.0)
Insurance liabilities	71	36,964	(36,893)	(99.8)
Due to credit institutions*	45,513	52,565	(7,052)	(13.4)
Other liabilities	33,198	36,160	(2,962)	(8.2)
Shareholders’ equity	3,241	2,244	997	44.4
Off-balance-sheet funds	6,276	6,378	(101)	(1.6)
Mutual funds	6,276	6,378	(101)	(1.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	200,929	219,592	(18,664)	(8.5)
Total managed funds	282,880	310,562	(27,681)	(8.9)

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	33.08	33.14	(0.06 p.)
Efficiency ratio	54.33	64.35	(10.02 p.)
NPL ratio	0.64	0.74	(0.10 p.)
Coverage ratio	84.18	70.69	13.49 p.
Number of employees (direct & indirect)	17,439	21,348	(3,909)	(18.3)
Number of branches	712	714	(2)	(0.3)

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United Kingdom (Abbey)

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	422	467	492	510	465	480	534
Income from companies accounted for by the equity method	1	1	0	1	1	1	1
Net fees	214	221	262	261	253	258	260
Insurance activity	161	129	152	146	144	164	25
Commercial revenue	797	819	906	918	863	903	819
Gains (losses) on financial transactions	71	126	72	77	110	89	117
Gross operating income	868	945	978	995	973	992	937
Income from non-financial services (net) and other operating income	18	(1)	8	12	14	13	11
General administrative expenses	(598)	(575)	(555)	(570)	(531)	(515)	(473)
Personnel	(310)	(298)	(295)	(325)	(297)	(291)	(264)
Other administrative expenses	(289)	(277)	(259)	(245)	(233)	(223)	(209)
Depreciation and amortisation	(29)	(28)	(28)	(33)	(27)	(28)	(23)
Net operating income	260	341	404	404	429	463	451
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)	(103)
Other income	19	41	4	12	(3)	(1)	1
Income before taxes	221	281	322	341	337	346	349
Income from ordinary activity	146	204	215	246	244	247	252
Net consolidated income	146	204	215	246	244	247	252
Attributable income to the Group	146	204	215	246	244	247	252

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	160,433	164,251	174,901	171,796	173,841	182,597	183,818
Trading portfolio (w/o loans)	50,461	55,216	62,668	64,014	61,735	62,873	59,899
Available-for-sale financial assets	15	23	22	18	20	20	22
Due from credit institutions*	29,953	15,252	20,670	13,070	16,575	12,586	17,987
Intangible assets and property and equipment	5,220	5,217	3,463	5,197	5,044	4,999	5,039
Other assets	39,803	41,539	42,459	47,420	42,529	46,303	9,839
Total assets/liabilities & shareholders’ equity	285,885	281,498	304,184	301,515	299,744	309,378	276,604
Customer deposits*	103,285	109,379	112,237	110,776	109,039	110,225	114,948
Marketable debt securities*	53,156	51,076	51,988	62,462	61,049	64,696	69,176
Subordinated debt	10,824	12,295	12,026	11,428	11,045	10,640	10,458
Insurance liabilities	34,197	37,071	36,964	36,521	35,912	33,528	71
Due to credit institutions*	35,976	30,551	52,565	40,761	43,371	55,599	45,513
Other liabilities	46,183	38,839	36,160	37,259	36,240	32,057	33,198
Shareholders’ equity	2,264	2,286	2,244	2,307	3,088	2,633	3,241
Off-balance-sheet funds	5,785	5,646	6,378	5,999	5,904	6,638	6,276
Mutual funds	5,785	5,646	6,378	5,999	5,904	6,638	6,276
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	207,247	215,468	219,592	227,188	222,949	225,727	200,929
Total managed funds	291,670	287,144	310,562	307,514	305,648	316,016	282,880

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.84	0.80	0.74	0.67	0.64	0.63	0.64
NPL coverage	71.81	73.73	70.69	77.72	79.32	81.98	84.18
Risk-weighted assets	92,025	92,903	102,634	101,567	107,817	103,030	98,897

Spread (Retail Banking)	1.46	1.44	1.46	1.45	1.44	1.47	1.45
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.75

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United Kingdom (Abbey)

Million pound sterling

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,013	946	67	7.1
Income from companies accounted for by the equity method	2	1	0	35.4
Net fees	527	477	50	10.4
Insurance activity	227	303	(76)	(25.0)
Commercial revenue	1,770	1,728	42	2.4
Gains (losses) on financial transactions	217	185	32	17.3
Gross operating income	1,986	1,913	74	3.9
Income from non-financial services (net) and other operating income	25	17	9	50.7
General administrative expenses	(1,040)	(1,184)	144	(12.2)
Personnel	(584)	(619)	35	(5.7)
Other administrative expenses	(456)	(565)	109	(19.3)
Depreciation and amortisation	(53)	(58)	5	(8.1)
Net operating income	919	688	231	33.6
Net loan loss provisions	(210)	(167)	(43)	25.6
Other income	(2)	44	(46)	—
Income before taxes	707	565	142	25.2
Income from ordinary activity	509	387	121	31.3
Net consolidated income	509	387	121	31.3
Attributable income to the Group	509	387	121	31.3

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	124,573	119,274	5,299	4.4
Trading portfolio (w/o loans)	40,594	42,736	(2,143)	(5.0)
Available-for-sale financial assets	15	15	(0)	(2.9)
Due from credit institutions*	12,190	14,096	(1,906)	(13.5)
Intangible assets and property and equipment	3,415	2,362	1,053	44.6
Other assets	6,668	28,955	(22,287)	(77.0)
Total assets/liabilities & shareholders’ equity	187,455	207,438	(19,984)	(9.6)
Customer deposits*	77,900	76,540	1,360	1.8
Marketable debt securities*	46,880	35,453	11,427	32.2
Subordinated debt	7,087	8,201	(1,114)	(13.6)
Insurance liabilities	48	25,208	(25,159)	(99.8)
Due to credit institutions*	30,844	35,847	(5,003)	(14.0)
Other liabilities	22,499	24,660	(2,161)	(8.8)
Shareholders’ equity	2,196	1,530	666	43.5
Off-balance-sheet funds	4,253	4,349	(96)	(2.2)
Mutual funds	4,253	4,349	(96)	(2.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	136,169	149,751	(13,582)	(9.1)
Total managed funds	191,708	211,788	(20,079)	(9.5)

(*).- Includes all stock of concept classified in the balance sheet

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United Kingdom (Abbey)

Million pound sterling

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	292	317	336	347	319	331	364
Income from companies accounted for by the equity method	0	1	0	0	1	1	0
Net fees	148	150	179	178	173	177	177
Insurance activity	112	87	104	99	99	113	16
Commercial revenue	553	556	619	625	592	621	556
Gains (losses) on financial transactions	49	86	49	52	75	61	80
Gross operating income	602	642	669	677	667	683	636
Income from non-financial services (net) and other operating income	13	(1)	5	8	9	9	7
General administrative expenses	(415)	(390)	(379)	(388)	(364)	(354)	(321)
Personnel	(215)	(202)	(202)	(221)	(204)	(200)	(179)
Other administrative expenses	(200)	(188)	(177)	(167)	(160)	(154)	(142)
Depreciation and amortisation	(20)	(19)	(19)	(22)	(18)	(19)	(16)
Net operating income	180	232	276	275	294	318	307
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)	(70)
Other income	13	28	3	8	(2)	(1)	1
Income before taxes	153	191	220	232	231	238	237
Income from ordinary activity	101	139	147	167	167	170	171
Net consolidated income	101	139	147	167	167	170	171
Attributable income to the Group	101	139	147	167	167	170	171

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	110,458	110,738	119,274	117,732	121,063	126,375	124,573
Trading portfolio (w/o loans)	34,742	37,226	42,736	43,869	42,992	43,515	40,594
Available-for-sale financial assets	10	15	15	12	14	14	15
Due from credit institutions*	20,622	10,283	14,096	8,957	11,543	8,711	12,190
Intangible assets and property and equipment	3,594	3,517	2,362	3,562	3,513	3,460	3,415
Other assets	27,404	28,006	28,955	32,497	29,617	32,046	6,668
Total assets/liabilities & shareholders’ equity	196,832	189,786	207,438	206,628	208,742	214,121	187,455
Customer deposits*	71,111	73,743	76,540	75,915	75,935	76,287	77,900
Marketable debt securities*	36,598	34,435	35,453	42,806	42,514	44,776	46,880
Subordinated debt	7,452	8,290	8,201	7,831	7,691	7,364	7,087
Insurance liabilities	23,545	24,994	25,208	25,028	25,009	23,205	48
Due to credit institutions*	24,770	20,598	35,847	27,934	30,203	38,480	30,844
Other liabilities	31,797	26,185	24,660	25,533	25,238	22,186	22,499
Shareholders’ equity	1,559	1,541	1,530	1,581	2,151	1,823	2,196
Off-balance-sheet funds	3,983	3,807	4,349	4,111	4,111	4,594	4,253
Mutual funds	3,983	3,807	4,349	4,111	4,111	4,594	4,253
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	142,689	145,268	149,751	155,692	155,261	156,226	136,169
Total managed funds	200,815	193,592	211,788	210,739	212,853	218,714	191,708

(*).- Includes all stock of concept classified in the balance sheet

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Latin America

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	3,886	2,791	1,095	39.2
Income from companies accounted for by the equity method	5	5	0	7.4
Net fees	1,893	1,488	406	27.3
Insurance activity	115	80	35	43.7
Commercial revenue	5,899	4,363	1,536	35.2
Gains (losses) on financial transactions	484	645	(161)	(25.0)
Gross operating income	6,383	5,008	1,375	27.5
Income from non-financial services (net) and other operating income	(72)	(71)	(2)	2.4
General administrative expenses	(2,811)	(2,425)	(386)	15.9
Personnel	(1,521)	(1,318)	(203)	15.4
Other administrative expenses	(1,291)	(1,107)	(183)	16.6
Depreciation and amortisation	(225)	(241)	16	(6.6)
Net operating income	3,275	2,272	1,003	44.1
Net loan loss provisions	(560)	(170)	(390)	229.5
Other income	(196)	(173)	(23)	13.3
Income before taxes	2,518	1,929	589	30.6
Income from ordinary activity	2,013	1,530	483	31.6
Net consolidated income	2,013	1,530	483	31.6
Attributable income to the Group	1,799	1,357	443	32.6

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	56,398	48,221	8,177	17.0
Trading portfolio (w/o loans)	24,641	22,820	1,821	8.0
Available-for-sale financial assets	17,064	16,932	131	0.8
Due from credit institutions*	22,207	27,977	(5,769)	(20.6)
Intangible assets and property and equipment	1,517	1,373	145	10.5
Other assets	16,541	14,405	2,136	14.8
Total assets/liabilities & shareholders’ equity	138,368	131,727	6,641	5.0
Customer deposits*	72,550	63,465	9,086	14.3
Marketable debt securities*	5,895	5,338	557	10.4
Subordinated debt	1,906	1,268	638	50.3
Insurance liabilities	1,932	1,594	338	21.2
Due to credit institutions*	30,106	37,514	(7,408)	(19.7)
Other liabilities	17,626	14,296	3,330	23.3
Shareholders’ equity	8,353	8,253	101	1.2
Off-balance-sheet funds	52,989	48,491	4,498	9.3
Mutual funds	26,567	21,878	4,689	21.4
Pension funds	16,861	18,096	(1,235)	(6.8)
Managed portfolios	9,560	8,517	1,043	12.2
Customer funds under management	135,272	120,156	15,116	12.6
Total managed funds	191,357	180,219	11,139	6.2

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	27.41	23.34	4.07 p.
Efficiency ratio	46.43	52.31	(5.88 p.)
NPL ratio	1.65	1.90	(0.25 p.)
Coverage ratio	166.55	185.01	(18.46 p.)
Number of employees (direct & indirect)	65,363	62,045	3,318	5.3
Number of branches	4,242	4,054	188	4.6

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Latin America

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	849	912	1,029	1,185	1,230	1,290	1,366
Income from companies accounted for by the equity method	1	2	2	2	2	2	1
Net fees	438	489	561	596	645	623	625
Insurance activity	22	25	32	30	33	44	38
Commercial revenue	1,311	1,428	1,624	1,812	1,910	1,960	2,029
Gains (losses) on financial transactions	193	270	182	116	197	106	181
Gross operating income	1,504	1,698	1,806	1,929	2,107	2,065	2,210
Income from non-financial services (net) and other operating income	(20)	(21)	(30)	(21)	(25)	(26)	(21)
General administrative expenses	(739)	(814)	(872)	(961)	(925)	(915)	(971)
Personnel	(407)	(442)	(469)	(506)	(504)	(503)	(513)
Other administrative expenses	(332)	(372)	(403)	(455)	(421)	(411)	(458)
Depreciation and amortisation	(75)	(78)	(88)	(98)	(76)	(77)	(72)
Net operating income	671	785	817	849	1,081	1,048	1,146
Net loan loss provisions	(59)	(32)	(79)	(125)	(184)	(205)	(171)
Other income	(35)	(46)	(92)	(180)	(5)	(122)	(69)
Income before taxes	576	707	646	543	892	721	905
Income from ordinary activity	474	543	512	480	694	602	717
Net consolidated income	474	543	512	480	694	602	717
Attributable income to the Group	420	483	454	423	618	529	652

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	38,406	44,739	48,221	52,919	53,530	53,256	56,398
Trading portfolio (w/o loans)	17,074	19,931	22,820	25,844	25,209	24,682	24,641
Available-for-sale financial assets	14,526	15,664	16,932	16,308	16,087	16,523	17,064
Due from credit institutions*	21,503	23,031	27,977	24,436	27,421	24,787	22,207
Intangible assets and property and equipment	1,168	1,329	1,373	1,392	1,364	1,280	1,517
Other assets	11,530	13,372	14,405	17,194	18,844	15,196	16,541
Total assets/liabilities & shareholders’ equity	104,207	118,067	131,727	138,093	142,455	135,725	138,368
Customer deposits*	50,237	59,831	63,465	65,706	66,929	65,681	72,550
Marketable debt securities*	5,583	4,391	5,338	6,213	6,337	6,264	5,895
Subordinated debt	775	840	1,268	1,130	1,077	1,565	1,906
Insurance liabilities	1,158	1,412	1,594	1,737	1,837	1,825	1,932
Due to credit institutions*	28,968	30,516	37,514	42,208	42,047	37,397	30,106
Other liabilities	9,852	12,505	14,296	13,033	14,751	14,778	17,626
Shareholders’ equity	7,635	8,572	8,253	8,066	9,479	8,215	8,353
Off-balance-sheet funds	36,713	42,062	48,491	49,705	53,014	50,837	52,989
Mutual funds	16,765	20,237	21,878	22,497	24,885	24,363	26,567
Pension funds	14,294	16,205	18,096	18,695	19,110	17,449	16,861
Managed portfolios	5,654	5,620	8,517	8,514	9,018	9,025	9,560
Customer funds under management	94,466	108,537	120,156	124,492	129,193	126,173	135,272
Total managed funds	140,920	160,129	180,219	187,799	195,469	186,563	191,357

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.64	2.09	1.90	1.82	1.71	1.77	1.65
NPL coverage	160.86	182.04	185.01	186.50	183.37	167.53	166.55
Risk-weighted assets	47,086	56,025	56,109	62,972	66,242	63,784	67,579

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Latin America

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	4,830	3,521	1,309	37.2
Income from companies accounted for by the equity method	7	6	0	5.8
Net fees	2,354	1,877	477	25.4
Insurance activity	143	101	42	41.6
Commercial revenue	7,333	5,505	1,828	33.2
Gains (losses) on financial transactions	601	814	(212)	(26.1)
Gross operating income	7,935	6,319	1,616	25.6
Income from non-financial services (net) and other operating income	(90)	(89)	(1)	0.9
General administrative expenses	(3,495)	(3,059)	(435)	14.2
Personnel	(1,890)	(1,662)	(228)	13.7
Other administrative expenses	(1,604)	(1,397)	(207)	14.9
Depreciation and amortisation	(279)	(304)	24	(8.0)
Net operating income	4,071	2,867	1,204	42.0
Net loan loss provisions	(696)	(214)	(482)	224.7
Other income	(244)	(219)	(25)	11.6
Income before taxes	3,130	2,433	697	28.6
Income from ordinary activity	2,502	1,930	572	29.6
Net consolidated income	2,502	1,930	572	29.6
Attributable income to the Group	2,237	1,712	525	30.7

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	71,399	58,067	13,332	23.0
Trading portfolio (w/o loans)	31,196	27,480	3,716	13.5
Available-for-sale financial assets	21,603	20,390	1,213	5.9
Due from credit institutions*	28,115	33,690	(5,575)	(16.5)
Intangible assets and property and equipment	1,921	1,653	268	16.2
Other assets	20,941	17,347	3,595	20.7
Total assets/liabilities & shareholders’ equity	175,175	158,626	16,548	10.4
Customer deposits*	91,849	76,424	15,425	20.2
Marketable debt securities*	7,462	6,428	1,035	16.1
Subordinated debt	2,414	1,527	886	58.0
Insurance liabilities	2,446	1,920	526	27.4
Due to credit institutions*	38,114	45,175	(7,061)	(15.6)
Other liabilities	22,315	17,215	5,100	29.6
Shareholders’ equity	10,575	9,938	637	6.4
Off-balance-sheet funds	67,084	58,393	8,691	14.9
Mutual funds	33,634	26,346	7,289	27.7
Pension funds	21,346	21,791	(445)	(2.0)
Managed portfolios	12,103	10,256	1,847	18.0
Customer funds under management	171,254	144,692	26,562	18.4
Total managed funds	242,258	217,019	25,239	11.6

(*).- Includes all stock of concept classified in the balance sheet

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Latin America

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	1,113	1,149	1,258	1,423	1,478	1,617	1,735
Income from companies accounted for by the equity method	2	3	2	2	3	3	1
Net fees	575	616	686	714	776	783	795
Insurance activity	29	32	40	35	40	55	48
Commercial revenue	1,719	1,800	1,986	2,174	2,296	2,458	2,580
Gains (losses) on financial transactions	253	342	218	133	237	135	229
Gross operating income	1,972	2,142	2,205	2,307	2,533	2,593	2,809
Income from non-financial services (net) and other operating income	(26)	(27)	(37)	(25)	(30)	(33)	(27)
General administrative expenses	(969)	(1,027)	(1,064)	(1,151)	(1,112)	(1,148)	(1,235)
Personnel	(533)	(557)	(572)	(605)	(606)	(632)	(652)
Other administrative expenses	(435)	(469)	(492)	(546)	(506)	(516)	(582)
Depreciation and amortisation	(98)	(98)	(107)	(118)	(91)	(97)	(91)
Net operating income	879	991	997	1,014	1,299	1,316	1,456
Net loan loss provisions	(78)	(40)	(97)	(152)	(221)	(256)	(219)
Other income	(46)	(58)	(114)	(221)	(6)	(150)	(88)
Income before taxes	756	893	785	641	1,072	909	1,149
Income from ordinary activity	622	686	623	569	834	758	910
Net consolidated income	622	686	623	569	834	758	910
Attributable income to the Group	551	610	552	501	743	666	828

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	49,790	54,099	58,067	62,429	64,792	67,705	71,399
Trading portfolio (w/o loans)	22,134	24,101	27,480	30,488	30,513	31,378	31,196
Available-for-sale financial assets	18,832	18,941	20,390	19,239	19,472	21,006	21,603
Due from credit institutions*	27,877	27,849	33,690	28,827	33,190	31,512	28,115
Intangible assets and property and equipment	1,514	1,608	1,653	1,642	1,651	1,627	1,921
Other assets	14,947	16,169	17,347	20,284	22,809	19,319	20,941
Total assets/liabilities & shareholders’ equity	135,094	142,766	158,626	162,909	172,428	172,548	175,175
Customer deposits*	65,127	72,348	76,424	77,513	81,010	83,501	91,849
Marketable debt securities*	7,238	5,309	6,428	7,330	7,671	7,964	7,462
Subordinated debt	1,005	1,016	1,527	1,333	1,303	1,989	2,414
Insurance liabilities	1,501	1,708	1,920	2,049	2,223	2,321	2,446
Due to credit institutions*	37,554	36,900	45,175	49,793	50,893	47,543	38,114
Other liabilities	12,771	15,121	17,215	15,375	17,854	18,787	22,315
Shareholders’ equity	9,897	10,365	9,938	9,515	11,473	10,443	10,575
Off-balance-sheet funds	47,595	50,862	58,393	58,637	64,168	64,630	67,084
Mutual funds	21,734	24,471	26,346	26,539	30,121	30,973	33,634
Pension funds	18,531	19,595	21,791	22,054	23,131	22,183	21,346
Managed portfolios	7,330	6,796	10,256	10,044	10,916	11,474	12,103
Customer funds under management	122,466	131,243	144,692	146,863	156,375	160,404	171,254
Total managed funds	182,689	193,628	217,019	221,546	236,595	237,177	242,258

(*).- Includes all stock of concept classified in the balance sheet

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Latin America. Results

Million euros

	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Sep. 06	Var. (%)	Jan.-Sep. 06	Var. (%)	Jan.-Sep. 06	Var. (%)

Brazil	2,457	28.5	1,266	46.9	599	28.1
Mexico	1,491	30.2	760	55.7	392	38.6
Chile	1,071	34.1	639	47.9	360	49.7
Puerto Rico	229	16.5	74	12.6	23	(39.2)
Venezuela	346	15.4	170	19.0	118	17.3
Colombia	77	(11.0)	16	(54.0)	22	(36.5)
Argentina	371	32.4	182	50.1	112	81.6
Rest	140	9.9	46	43.3	66	43.1
Subtotal	6,182	27.6	3,153	44.7	1,692	33.1
Santander Private Banking	201	23.6	121	30.1	107	25.9
Total	6,383	27.5	3,275	44.1	1,799	32.6

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Latin America. Results

Million dollars

	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Sep. 06	Var. (%)	Jan.-Sep. 06	Var. (%)	Jan.-Sep. 06	Var. (%)

Brazil	3,055	26.6	1,574	44.8	745	26.2
Mexico	1,854	28.3	944	53.4	487	36.6
Chile	1,331	32.2	795	45.7	448	47.5
Puerto Rico	285	14.7	92	11.0	28	(40.1)
Venezuela	430	13.7	211	17.3	147	15.6
Colombia	95	(12.3)	20	(54.7)	27	(37.4)
Argentina	461	30.5	227	47.9	139	78.9
Rest	174	8.3	57	41.2	82	41.0
Subtotal	7,685	25.7	3,920	42.6	2,103	31.1
Santander Private Banking	250	21.8	151	28.2	134	24.0
Total	7,935	25.6	4,071	42.0	2,237	30.7

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Brazil

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,370	935	435	46.5
Income from companies accounted for by the equity method	1	1	0	28.4
Net fees	710	502	207	41.2
Insurance activity	38	28	10	37.3
Commercial revenue	2,119	1,466	653	44.5
Gains (losses) on financial transactions	338	446	(108)	(24.2)
Gross operating income	2,457	1,912	545	28.5
Income from non-financial services (net) and other operating income	16	(1)	16	—
General administrative expenses	(1,124)	(938)	(187)	19.9
Personnel	(586)	(505)	(80)	15.9
Other administrative expenses	(539)	(432)	(106)	24.6
Depreciation and amortisation	(83)	(112)	29	(26.3)
Net operating income	1,266	862	404	46.9
Net loan loss provisions	(298)	(93)	(204)	219.0
Other income	(123)	(48)	(75)	155.5
Income before taxes	845	720	125	17.4
Income from ordinary activity	608	478	130	27.2
Net consolidated income	608	478	130	27.2
Attributable income to the Group	599	468	131	28.1

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	11,943	9,559	2,383	24.9
Trading portfolio (w/o loans)	5,999	3,335	2,664	79.9
Available-for-sale financial assets	5,131	5,971	(840)	(14.1)
Due from credit institutions*	4,223	10,691	(6,468)	(60.5)
Intangible assets and property and equipment	565	462	103	22.3
Other assets	7,276	5,983	1,293	21.6
Total assets/liabilities & shareholders’ equity	35,137	36,002	(865)	(2.4)
Customer deposits*	15,862	10,441	5,421	51.9
Marketable debt securities*	861	438	424	96.8
Subordinated debt	1,118	408	710	174.0
Insurance liabilities	1,275	1,010	265	26.2
Due to credit institutions*	6,314	14,052	(7,739)	(55.1)
Other liabilities	7,165	7,015	149	2.1
Shareholders’ equity	2,543	2,637	(94)	(3.6)
Off-balance-sheet funds	14,087	11,381	2,707	23.8
Mutual funds	13,453	10,815	2,637	24.4
Pension funds	—	—	—	—
Managed portfolios	635	565	69	12.3
Customer funds under management	33,203	23,678	9,526	40.2
Total managed funds	49,225	47,382	1,842	3.9

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.63	24.19	5.44 p.
Efficiency ratio	46.41	52.82	(6.41 p.)
NPL ratio	2.82	2.92	(0.10 p.)
Coverage ratio	106.61	147.80	(41.19 p.)
Number of employees (direct & indirect)	21,727	21,714	13	0.1
Number of branches	1,909	1,898	11	0.6

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Brazil

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	284	292	359	445	467	450	453
Income from companies accounted for by the equity method	0	0	0	1	1	0	(0)
Net fees	139	164	199	214	239	232	238
Insurance activity	10	5	13	15	8	16	14
Commercial revenue	433	462	571	676	715	699	705
Gains (losses) on financial transactions	95	230	121	109	89	88	161
Gross operating income	528	691	693	785	804	788	865
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	3	5	7
General administrative expenses	(283)	(314)	(340)	(376)	(369)	(369)	(386)
Personnel	(156)	(164)	(185)	(197)	(197)	(195)	(195)
Other administrative expenses	(127)	(150)	(155)	(179)	(173)	(174)	(192)
Depreciation and amortisation	(35)	(34)	(42)	(46)	(29)	(27)	(27)
Net operating income	211	342	308	364	409	397	460
Net loan loss provisions	(33)	(21)	(39)	(72)	(102)	(117)	(78)
Other income	16	(23)	(41)	(150)	(0)	(69)	(54)
Income before taxes	194	299	228	142	307	211	327
Income from ordinary activity	138	186	154	125	201	160	247
Net consolidated income	138	186	154	125	201	160	247
Attributable income to the Group	135	182	151	123	198	157	244

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	6,273	8,356	9,559	10,667	11,211	11,222	11,943
Trading portfolio (w/o loans)	3,206	3,184	3,335	5,048	8,375	5,756	5,999
Available-for-sale financial assets	5,275	5,752	5,971	5,942	6,307	5,851	5,131
Due from credit institutions*	5,572	7,203	10,691	6,932	8,005	7,663	4,223
Intangible assets and property and equipment	354	433	462	364	379	376	565
Other assets	4,463	5,141	5,983	8,560	9,318	6,876	7,276
Total assets/liabilities & shareholders’ equity	25,143	30,070	36,002	37,513	43,595	37,744	35,137
Customer deposits*	7,155	9,427	10,441	11,041	11,554	11,244	15,862
Marketable debt securities*	499	550	438	688	939	1,058	861
Subordinated debt	—	—	408	420	404	936	1,118
Insurance liabilities	684	884	1,010	1,124	1,209	1,207	1,275
Due to credit institutions*	9,827	10,120	14,052	16,036	19,648	13,769	6,314
Other liabilities	4,622	6,274	7,015	6,062	6,911	6,943	7,165
Shareholders’ equity	2,356	2,815	2,637	2,142	2,930	2,588	2,543
Off-balance-sheet funds	8,083	10,411	11,381	11,728	13,070	13,376	14,087
Mutual funds	7,681	9,912	10,815	11,151	12,456	12,759	13,453
Pension funds	—	—	—	—	—	—	—
Managed portfolios	403	499	565	577	614	617	635
Customer funds under management	16,421	21,272	23,678	25,001	27,177	27,820	33,203
Total managed funds	33,226	40,481	47,382	49,241	56,665	51,120	49,225

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.70	2.89	2.92	2.88	2.76	3.06	2.82
NPL coverage	188.11	164.62	147.80	138.52	126.24	109.28	106.61
Risk-weighted assets	10,025	14,186	13,606	14,979	16,811	15,303	16,082

Spread (Retail Banking)	17.49	17.06	17.83	18.33	20.17	19.84	18.58
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88

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Brazil

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,704	1,180	523	44.3
Income from companies accounted for by the equity method	1	1	0	26.5
Net fees	882	634	248	39.2
Insurance activity	48	35	12	35.3
Commercial revenue	2,635	1,850	784	42.4
Gains (losses) on financial transactions	420	562	(142)	(25.3)
Gross operating income	3,055	2,413	642	26.6
Income from non-financial services (net) and other operating income	19	(1)	20	—
General administrative expenses	(1,398)	(1,183)	(215)	18.1
Personnel	(728)	(638)	(90)	14.2
Other administrative expenses	(670)	(546)	(124)	22.7
Depreciation and amortisation	(103)	(141)	39	(27.3)
Net operating income	1,574	1,087	487	44.8
Net loan loss provisions	(370)	(118)	(252)	214.3
Other income	(153)	(61)	(92)	151.8
Income before taxes	1,051	909	142	15.7
Income from ordinary activity	756	603	153	25.4
Net consolidated income	756	603	153	25.4
Attributable income to the Group	745	591	155	26.2

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	15,119	11,511	3,608	31.3
Trading portfolio (w/o loans)	7,594	4,016	3,578	89.1
Available-for-sale financial assets	6,496	7,191	(694)	(9.7)
Due from credit institutions*	5,346	12,874	(7,527)	(58.5)
Intangible assets and property and equipment	716	557	159	28.6
Other assets	9,212	7,205	2,007	27.9
Total assets/liabilities & shareholders’ equity	44,484	43,353	1,130	2.6
Customer deposits*	20,081	12,573	7,508	59.7
Marketable debt securities*	1,091	527	564	106.9
Subordinated debt	1,415	491	924	188.1
Insurance liabilities	1,614	1,217	397	32.7
Due to credit institutions*	7,993	16,922	(8,929)	(52.8)
Other liabilities	9,071	8,448	623	7.4
Shareholders’ equity	3,219	3,175	44	1.4
Off-balance-sheet funds	17,835	13,704	4,130	30.1
Mutual funds	17,031	13,024	4,007	30.8
Pension funds	—	—	—	—
Managed portfolios	803	681	123	18.0
Customer funds under management	42,035	28,513	13,523	47.4
Total managed funds	62,319	57,058	5,261	9.2

(*).- Includes all stock of concept classified in the balance sheet

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Brazil

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	373	368	440	537	562	566	576
Income from companies accounted for by the equity method	0	1	0	1	1	1	(0)
Net fees	183	207	244	258	287	292	303
Insurance activity	13	6	16	18	10	20	17
Commercial revenue	568	582	700	813	860	878	897
Gains (losses) on financial transactions	124	292	146	128	107	111	202
Gross operating income	692	874	846	941	967	989	1,099
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	4	6	9
General administrative expenses	(371)	(396)	(416)	(451)	(444)	(462)	(491)
Personnel	(205)	(206)	(226)	(236)	(236)	(244)	(248)
Other administrative expenses	(167)	(190)	(189)	(215)	(208)	(218)	(244)
Depreciation and amortisation	(47)	(43)	(52)	(55)	(34)	(34)	(34)
Net operating income	276	434	376	437	492	498	583
Net loan loss provisions	(43)	(26)	(48)	(88)	(123)	(147)	(100)
Other income	21	(29)	(52)	(186)	(0)	(84)	(69)
Income before taxes	254	379	276	164	369	267	414
Income from ordinary activity	180	236	187	147	242	201	313
Net consolidated income	180	236	187	147	242	201	313
Attributable income to the Group	177	231	183	144	238	198	309

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	8,132	10,104	11,511	12,584	13,570	14,266	15,119
Trading portfolio (w/o loans)	4,156	3,851	4,016	5,955	10,137	7,318	7,594
Available-for-sale financial assets	6,839	6,956	7,191	7,010	7,634	7,438	6,496
Due from credit institutions*	7,224	8,710	12,874	8,178	9,690	9,742	5,346
Intangible assets and property and equipment	459	524	557	430	458	478	716
Other assets	5,785	6,217	7,205	10,099	11,278	8,742	9,212
Total assets/liabilities & shareholders’ equity	32,595	36,361	43,353	44,255	52,768	47,984	44,484
Customer deposits*	9,276	11,399	12,573	13,026	13,985	14,294	20,081
Marketable debt securities*	647	666	527	812	1,137	1,345	1,091
Subordinated debt	—	—	491	495	489	1,190	1,415
Insurance liabilities	887	1,069	1,217	1,326	1,463	1,534	1,614
Due to credit institutions*	12,739	12,237	16,922	18,918	23,782	17,504	7,993
Other liabilities	5,992	7,586	8,448	7,152	8,365	8,826	9,071
Shareholders’ equity	3,054	3,404	3,175	2,527	3,547	3,291	3,219
Off-balance-sheet funds	10,479	12,589	13,704	13,835	15,820	17,005	17,835
Mutual funds	9,957	11,986	13,024	13,154	15,077	16,220	17,031
Pension funds	—	—	—	—	—	—	—
Managed portfolios	522	603	681	681	743	784	803
Customer funds under management	21,289	25,722	28,513	29,494	32,895	35,368	42,035
Total managed funds	43,074	48,949	57,058	58,090	68,588	64,989	62,319

(*).- Includes all stock of concept classified in the balance sheet

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Brazil

Million brazilian real

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	3,719	2,927	792	27.1
Income from companies accounted for by the equity method	3	3	0	11.3
Net fees	1,926	1,572	354	22.5
Insurance activity	104	87	17	19.1
Commercial revenue	5,751	4,589	1,162	25.3
Gains (losses) on financial transactions	917	1,395	(478)	(34.2)
Gross operating income	6,669	5,984	685	11.4
Income from non-financial services (net) and other operating income	42	(3)	45	—
General administrative expenses	(3,051)	(2,935)	(117)	4.0
Personnel	(1,589)	(1,581)	(8)	0.5
Other administrative expenses	(1,462)	(1,353)	(109)	8.0
Depreciation and amortisation	(224)	(350)	126	(36.0)
Net operating income	3,435	2,696	739	27.4
Net loan loss provisions	(808)	(292)	(516)	176.7
Other income	(334)	(151)	(183)	121.6
Income before taxes	2,294	2,254	41	1.8
Income from ordinary activity	1,650	1,495	155	10.3
Net consolidated income	1,650	1,495	155	10.3
Attributable income to the Group	1,627	1,465	162	11.1

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	32,862	25,550	7,312	28.6
Trading portfolio (w/o loans)	16,506	8,914	7,592	85.2
Available-for-sale financial assets	14,120	15,960	(1,840)	(11.5)
Due from credit institutions*	11,620	28,573	(16,953)	(59.3)
Intangible assets and property and equipment	1,556	1,236	320	25.9
Other assets	20,022	15,991	4,031	25.2
Total assets/liabilities & shareholders’ equity	96,686	96,223	463	0.5
Customer deposits*	43,646	27,907	15,740	56.4
Marketable debt securities*	2,370	1,170	1,201	102.7
Subordinated debt	3,075	1,090	1,985	182.1
Insurance liabilities	3,509	2,701	808	29.9
Due to credit institutions*	17,373	37,558	(20,185)	(53.7)
Other liabilities	19,715	18,750	965	5.1
Shareholders’ equity	6,998	7,048	(50)	(0.7)
Off-balance-sheet funds	38,764	30,417	8,347	27.4
Mutual funds	37,018	28,907	8,111	28.1
Pension funds	—	—	—	—
Managed portfolios	1,746	1,511	236	15.6
Customer funds under management	91,364	63,284	28,080	44.4
Total managed funds	135,449	126,640	8,809	7.0
(*).- Includes all stock of concept classified in the balance sheet

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Brazil

Million brazilian real

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	993	905	1,029	1,225	1,231	1,237	1,251
Income from companies accounted for by the equity method	0	2	1	2	2	1	(0)
Net fees	487	512	573	583	630	638	658
Insurance activity	33	15	38	42	22	44	38
Commercial revenue	1,513	1,434	1,642	1,852	1,885	1,920	1,946
Gains (losses) on financial transactions	331	737	327	274	234	243	440
Gross operating income	1,844	2,171	1,969	2,126	2,119	2,163	2,387
Income from non-financial services (net) and other operating income	6	(2)	(6)	5	8	13	21
General administrative expenses	(990)	(978)	(967)	(1,017)	(974)	(1,011)	(1,066)
Personnel	(546)	(508)	(528)	(532)	(518)	(534)	(537)
Other administrative expenses	(444)	(470)	(440)	(485)	(456)	(477)	(529)
Depreciation and amortisation	(124)	(106)	(121)	(124)	(75)	(75)	(74)
Net operating income	736	1,085	875	989	1,079	1,090	1,267
Net loan loss provisions	(115)	(63)	(114)	(205)	(269)	(321)	(217)
Other income	56	(78)	(129)	(445)	(0)	(185)	(149)
Income before taxes	677	945	632	339	810	585	900
Income from ordinary activity	481	586	428	317	531	440	679
Net consolidated income	481	586	428	317	531	440	679
Attributable income to the Group	471	574	420	311	522	434	671

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	21,761	23,690	25,550	29,278	29,664	30,858	32,862
Trading portfolio (w/o loans)	11,122	9,028	8,914	13,853	22,161	15,828	16,506
Available-for-sale financial assets	18,301	16,308	15,960	16,308	16,688	16,089	14,120
Due from credit institutions*	19,330	20,421	28,573	19,026	21,182	21,071	11,620
Intangible assets and property and equipment	1,228	1,227	1,236	999	1,002	1,034	1,556
Other assets	15,481	14,576	15,991	23,494	24,654	18,908	20,022
Total assets/liabilities & shareholders’ equity	87,224	85,251	96,223	102,958	115,350	103,789	96,686
Customer deposits*	24,822	26,726	27,907	30,304	30,571	30,919	43,646
Marketable debt securities*	1,732	1,560	1,170	1,889	2,486	2,909	2,370
Subordinated debt	—	—	1,090	1,152	1,070	2,573	3,075
Insurance liabilities	2,372	2,506	2,701	3,084	3,198	3,318	3,509
Due to credit institutions*	34,090	28,691	37,558	44,012	51,987	37,862	17,373
Other liabilities	16,034	17,786	18,750	16,638	18,285	19,091	19,715
Shareholders’ equity	8,173	7,982	7,048	5,878	7,754	7,118	6,998
Off-balance-sheet funds	28,042	29,515	30,417	32,188	34,582	36,781	38,764
Mutual funds	26,646	28,101	28,907	30,603	32,957	35,084	37,018
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,397	1,414	1,511	1,585	1,625	1,697	1,746
Customer funds under management	56,969	60,307	63,284	68,618	71,907	76,500	91,364
Total managed funds	115,266	114,766	126,640	135,146	149,933	140,570	135,449
(*).- Includes all stock of concept classified in the balance sheet

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Mexico

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,104	738	365	49.5
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	391	341	51	14.9
Insurance activity	19	14	5	34.6
Commercial revenue	1,514	1,093	421	38.5
Gains (losses) on financial transactions	(22)	52	(75)	—
Gross operating income	1,491	1,145	346	30.2
Income from non-financial services (net) and other operating income	(55)	(51)	(4)	8.9
General administrative expenses	(626)	(562)	(64)	11.4
Personnel	(314)	(277)	(36)	13.1
Other administrative expenses	(313)	(285)	(28)	9.8
Depreciation and amortisation	(51)	(45)	(6)	13.0
Net operating income	760	488	272	55.7
Net loan loss provisions	(109)	(34)	(75)	221.2
Other income	(18)	(37)	19	(52.4)
Income before taxes	633	417	216	51.8
Income from ordinary activity	518	388	130	33.5
Net consolidated income	518	388	130	33.5
Attributable income to the Group	392	283	109	38.6

			Variation
	30.09.06	30.09.05	Amount	%
Balance Sheet
Loans and credits*	14,073	12,750	1,323	10.4
Trading portfolio (w/o loans)	15,084	16,773	(1,689)	(10.1)
Available-for-sale financial assets	6,944	5,555	1,389	25.0
Due from credit institutions*	9,427	7,882	1,545	19.6
Intangible assets and property and equipment	320	318	3	0.9
Other assets	4,981	4,134	846	20.5
Total assets/liabilities & shareholders’ equity	50,829	47,412	3,417	7.2
Customer deposits*	23,944	22,513	1,431	6.4
Marketable debt securities*	2,496	2,357	139	5.9
Subordinated debt	61	63	(2)	(3.2)
Insurance liabilities	81	60	21	34.9
Due to credit institutions*	16,343	16,787	(444)	(2.6)
Other liabilities	5,598	3,666	1,932	52.7
Shareholders’ equity	2,307	1,966	341	17.3
Off-balance-sheet funds	11,583	9,383	2,200	23.4
Mutual funds	8,375	6,180	2,195	35.5
Pension funds	3,208	3,203	5	0.2
Managed portfolios	—	—	—	—
Customer funds under management	38,164	34,376	3,788	11.0
Total managed funds	62,412	56,795	5,617	9.9

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.81	21.10	1.71 p.
Efficiency ratio	45.18	52.81	(7.63 p.)
NPL ratio	0.90	0.85	0.05 p.
Coverage ratio	240.83	280.50	(39.67 p.)
Number of employees (direct & indirect)	14,934	13,578	1,356	10.0
Number of branches	1,016	1,010	6	0.6

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Mexico

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	243	235	261	288	342	345	417
Income from companies accounted for by the equity method	0	—	—	—	—	—	—
Net fees	104	119	118	126	139	129	124
Insurance activity	2	7	5	3	6	7	6
Commercial revenue	349	361	383	417	487	480	547
Gains (losses) on financial transactions	12	8	33	11	26	(7)	(41)
Gross operating income	361	368	416	427	512	473	506
Income from non-financial services (net) and other operating income	(15)	(16)	(19)	(13)	(17)	(20)	(18)
General administrative expenses	(171)	(191)	(199)	(225)	(211)	(195)	(220)
Personnel	(87)	(95)	(95)	(98)	(108)	(100)	(106)
Other administrative expenses	(84)	(96)	(105)	(127)	(103)	(96)	(114)
Depreciation and amortisation	(14)	(15)	(16)	(21)	(17)	(16)	(18)
Net operating income	161	145	182	168	267	242	250
Net loan loss provisions	(13)	(12)	(9)	(15)	(30)	(39)	(41)
Other income	(10)	1	(28)	(18)	(12)	(1)	(5)
Income before taxes	138	134	145	135	225	202	205
Income from ordinary activity	135	126	127	128	188	177	153
Net consolidated income	135	126	127	128	188	177	153
Attributable income to the Group	100	90	93	94	142	135	115

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	10,710	12,235	12,750	13,238	13,153	12,939	14,073
Trading portfolio (w/o loans)	11,744	14,015	16,773	18,089	14,138	15,844	15,084
Available-for-sale financial assets	4,341	4,831	5,555	4,750	4,399	5,616	6,944
Due from credit institutions*	6,528	7,697	7,882	7,442	7,897	7,241	9,427
Intangible assets and property and equipment	284	311	318	338	315	291	320
Other assets	3,281	3,429	4,134	4,168	5,464	4,054	4,981
Total assets/liabilities & shareholders’ equity	36,888	42,518	47,412	48,025	45,368	45,985	50,829
Customer deposits*	18,543	22,283	22,513	23,310	23,818	23,172	23,944
Marketable debt securities*	2,494	1,342	2,357	2,657	2,742	2,580	2,496
Subordinated debt	58	62	63	64	62	60	61
Insurance liabilities	47	54	60	67	70	70	81
Due to credit institutions*	11,550	14,050	16,787	16,585	11,982	13,623	16,343
Other liabilities	2,495	2,811	3,666	3,270	4,327	4,280	5,598
Shareholders’ equity	1,701	1,915	1,966	2,071	2,366	2,200	2,307
Off-balance-sheet funds	7,414	8,795	9,383	10,088	10,942	10,120	11,583
Mutual funds	4,627	5,602	6,180	6,708	7,662	7,138	8,375
Pension funds	2,787	3,194	3,203	3,381	3,280	2,982	3,208
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	28,556	32,538	34,376	36,187	37,635	36,002	38,164
Total managed funds	44,303	51,313	56,795	58,113	56,310	56,105	62,412

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.89	0.89	0.85	0.89	0.69	0.89	0.90
NPL coverage	290.07	286.56	280.50	273.43	335.91	251.48	240.83
Risk-weighted assets	10,143	12,453	11,237	13,621	13,017	12,778	15,196
Spread (Retail Banking)	10.87	11.30	11.06	11.19	11.19	11.85	13.22
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07

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Mexico

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,372	932	441	47.3
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	487	430	57	13.2
Insurance activity	23	17	6	32.6
Commercial revenue	1,882	1,379	503	36.5
Gains (losses) on financial transactions	(28)	66	(94)	—
Gross operating income	1,854	1,445	409	28.3
Income from non-financial services (net) and other operating income	(68)	(64)	(5)	7.3
General administrative expenses	(778)	(709)	(69)	9.8
Personnel	(390)	(350)	(40)	11.4
Other administrative expenses	(389)	(359)	(29)	8.2
Depreciation and amortisation	(63)	(56)	(6)	11.3
Net operating income	944	615	329	53.4
Net loan loss provisions	(136)	(43)	(93)	216.4
Other income	(22)	(47)	25	(53.1)
Income before taxes	787	526	261	49.6
Income from ordinary activity	644	490	154	31.5
Net consolidated income	644	490	154	31.5
Attributable income to the Group	487	357	131	36.6

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	17,816	15,353	2,463	16.0
Trading portfolio (w/o loans)	19,097	20,198	(1,101)	(5.5)
Available-for-sale financial assets	8,791	6,689	2,102	31.4
Due from credit institutions*	11,934	9,492	2,443	25.7
Intangible assets and property and equipment	406	383	23	6.1
Other assets	6,305	4,979	1,327	26.7
Total assets/liabilities & shareholders’ equity	64,349	57,093	7,256	12.7
Customer deposits*	30,313	27,110	3,203	11.8
Marketable debt securities*	3,160	2,839	321	11.3
Subordinated debt	77	76	1	1.8
Insurance liabilities	102	72	30	41.8
Due to credit institutions*	20,690	20,214	476	2.4
Other liabilities	7,087	4,415	2,672	60.5
Shareholders’ equity	2,921	2,368	553	23.3
Off-balance-sheet funds	14,664	11,300	3,365	29.8
Mutual funds	10,602	7,442	3,160	42.5
Pension funds	4,062	3,857	204	5.3
Managed portfolios	—	—	—	—
Customer funds under management	48,316	41,396	6,920	16.7
Total managed funds	79,013	68,393	10,621	15.5

(*).- Includes all stock of concept classified in the balance sheet

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Mexico

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	318	295	318	345	411	432	529
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—
Net fees	137	150	143	150	167	162	158
Insurance activity	3	9	6	3	7	8	8
Commercial revenue	458	454	467	498	585	603	694
Gains (losses) on financial transactions	15	10	41	12	31	(8)	(51)
Gross operating income	473	464	508	510	616	595	644
Income from non-financial services (net) and other operating income	(20)	(21)	(23)	(15)	(21)	(25)	(22)
General administrative expenses	(224)	(241)	(243)	(270)	(253)	(246)	(279)
Personnel	(114)	(120)	(115)	(117)	(129)	(125)	(135)
Other administrative expenses	(110)	(122)	(128)	(153)	(124)	(120)	(145)
Depreciation and amortisation	(18)	(19)	(20)	(25)	(20)	(20)	(23)
Net operating income	211	182	222	200	321	304	319
Net loan loss provisions	(16)	(16)	(11)	(18)	(36)	(48)	(51)
Other income	(13)	1	(35)	(22)	(14)	(1)	(6)
Income before taxes	181	168	177	161	271	254	261
Income from ordinary activity	176	159	154	152	226	222	195
Net consolidated income	176	159	154	152	226	222	195
Attributable income to the Group	131	113	113	111	170	169	147

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	13,885	14,794	15,353	15,616	15,921	16,450	17,816
Trading portfolio (w/o loans)	15,225	16,947	20,198	21,340	17,113	20,142	19,097
Available-for-sale financial assets	5,627	5,842	6,689	5,603	5,325	7,139	8,791
Due from credit institutions*	8,463	9,308	9,492	8,780	9,559	9,205	11,934
Intangible assets and property and equipment	368	376	383	399	382	370	406
Other assets	4,254	4,147	4,979	4,917	6,614	5,154	6,305
Total assets/liabilities & shareholders’ equity	47,822	51,413	57,093	56,655	54,913	58,461	64,349
Customer deposits*	24,040	26,945	27,110	27,499	28,830	29,459	30,313
Marketable debt securities*	3,234	1,623	2,839	3,135	3,319	3,280	3,160
Subordinated debt	75	76	76	75	75	76	77
Insurance liabilities	61	66	72	79	85	89	102
Due to credit institutions*	14,973	16,989	20,214	19,566	14,503	17,319	20,690
Other liabilities	3,235	3,399	4,415	3,858	5,237	5,442	7,087
Shareholders’ equity	2,206	2,316	2,368	2,443	2,863	2,797	2,921
Off-balance-sheet funds	9,612	10,635	11,300	11,901	13,244	12,865	14,664
Mutual funds	5,999	6,773	7,442	7,913	9,275	9,074	10,602
Pension funds	3,613	3,862	3,857	3,988	3,970	3,791	4,062
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	37,020	39,344	41,396	42,690	45,553	45,769	48,316
Total managed funds	57,434	62,048	68,393	68,556	68,157	71,326	79,013

(*).- Includes all stock of concept classified in the balance sheet

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Mexico

Million new mexican peso

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	14,947	10,191	4,757	46.7
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	5,301	4,701	599	12.7
Insurance activity	252	191	61	32.0
Commercial revenue	20,500	15,083	5,417	35.9
Gains (losses) on financial transactions	(303)	722	(1,025)	—
Gross operating income	20,197	15,805	4,392	27.8
Income from non-financial services (net) and other operating income	(745)	(697)	(48)	6.8
General administrative expenses	(8,480)	(7,757)	(723)	9.3
Personnel	(4,246)	(3,827)	(419)	11.0
Other administrative expenses	(4,234)	(3,930)	(304)	7.7
Depreciation and amortisation	(684)	(617)	(67)	10.8
Net operating income	10,287	6,733	3,554	52.8
Net loan loss provisions	(1,480)	(470)	(1,010)	215.1
Other income	(238)	(509)	271	(53.3)
Income before taxes	8,570	5,754	2,815	48.9
Income from ordinary activity	7,013	5,355	1,658	31.0
Net consolidated income	7,013	5,355	1,658	31.0
Attributable income to the Group	5,306	3,901	1,405	36.0

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	195,797	165,436	30,362	18.4
Trading portfolio (w/o loans)	209,872	217,641	(7,769)	(3.6)
Available-for-sale financial assets	96,614	72,078	24,536	34.0
Due from credit institutions*	131,156	102,275	28,880	28.2
Intangible assets and property and equipment	4,459	4,122	337	8.2
Other assets	69,296	53,645	15,651	29.2
Total assets/liabilities & shareholders’ equity	707,193	615,196	91,997	15.0
Customer deposits*	333,140	292,122	41,019	14.0
Marketable debt securities*	34,727	30,589	4,137	13.5
Subordinated debt	845	814	31	3.8
Insurance liabilities	1,121	775	346	44.7
Due to credit institutions*	227,380	217,816	9,564	4.4
Other liabilities	77,883	47,568	30,315	63.7
Shareholders’ equity	32,097	25,513	6,583	25.8
Off-balance-sheet funds	161,157	121,756	39,401	32.4
Mutual funds	116,520	80,192	36,328	45.3
Pension funds	44,637	41,564	3,073	7.4
Managed portfolios	—	—	—	—
Customer funds under management	530,991	446,056	84,934	19.0
Total managed funds	868,350	736,953	131,397	17.8

(*).- Includes all stock of concept classified in the balance sheet

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Mexico

Million new mexican peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	3,560	3,228	3,403	3,702	4,355	4,813	5,780
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—
Net fees	1,528	1,643	1,530	1,607	1,769	1,807	1,725
Insurance activity	30	101	60	35	75	91	87
Commercial revenue	5,119	4,972	4,992	5,344	6,199	6,711	7,591
Gains (losses) on financial transactions	171	104	447	129	327	(80)	(550)
Gross operating income	5,290	5,076	5,439	5,473	6,525	6,631	7,041
Income from non-financial services (net) and other operating income	(227)	(228)	(243)	(159)	(222)	(277)	(246)
General administrative expenses	(2,509)	(2,646)	(2,602)	(2,900)	(2,684)	(2,740)	(3,056)
Personnel	(1,280)	(1,314)	(1,233)	(1,255)	(1,372)	(1,398)	(1,476)
Other administrative expenses	(1,229)	(1,332)	(1,369)	(1,644)	(1,312)	(1,342)	(1,580)
Depreciation and amortisation	(199)	(208)	(210)	(268)	(214)	(219)	(251)
Net operating income	2,356	1,993	2,383	2,147	3,405	3,395	3,488
Net loan loss provisions	(183)	(171)	(115)	(193)	(381)	(536)	(562)
Other income	(148)	16	(377)	(235)	(153)	(19)	(65)
Income before taxes	2,025	1,839	1,891	1,720	2,870	2,839	2,861
Income from ordinary activity	1,972	1,737	1,647	1,628	2,397	2,477	2,140
Net consolidated income	1,972	1,737	1,647	1,628	2,397	2,477	2,140
Attributable income to the Group	1,462	1,232	1,207	1,191	1,805	1,887	1,614

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	155,519	159,236	165,436	166,588	174,052	185,463	195,797
Trading portfolio (w/o loans)	170,533	182,410	217,641	227,644	187,089	227,090	209,872
Available-for-sale financial assets	63,030	62,877	72,078	59,771	58,217	80,493	96,614
Due from credit institutions*	94,795	100,184	102,275	93,656	104,498	103,785	131,156
Intangible assets and property and equipment	4,119	4,043	4,122	4,255	4,173	4,175	4,459
Other assets	47,649	44,632	53,645	52,455	72,307	58,113	69,296
Total assets/liabilities & shareholders’ equity	535,644	553,383	615,196	604,369	600,335	659,119	707,193
Customer deposits*	269,263	290,021	292,122	293,349	315,181	332,135	333,140
Marketable debt securities*	36,221	17,470	30,589	33,441	36,284	36,976	34,727
Subordinated debt	837	813	814	804	824	853	845
Insurance liabilities	678	708	775	847	929	1,008	1,121
Due to credit institutions*	167,709	182,858	217,816	208,717	158,555	195,265	227,380
Other liabilities	36,230	36,587	47,568	41,152	57,257	61,352	77,883
Shareholders’ equity	24,706	24,926	25,513	26,059	31,305	31,531	32,097
Off-balance-sheet funds	107,658	114,473	121,756	126,957	144,795	145,048	161,157
Mutual funds	67,189	72,905	80,192	84,413	101,394	102,309	116,520
Pension funds	40,468	41,568	41,564	42,544	43,401	42,738	44,637
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	414,657	423,484	446,056	455,398	498,014	516,020	530,991
Total managed funds	643,302	667,855	736,953	731,325	745,131	804,167	868,350

(*).- Includes all stock of concept classified in the balance sheet

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Chile

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	716	547	169	30.8
Income from companies accounted for by the equity method	1	0	1	150.7
Net fees	252	190	62	32.6
Insurance activity	28	17	11	68.5
Commercial revenue	998	755	243	32.2
Gains (losses) on financial transactions	73	44	30	67.6
Gross operating income	1,071	798	272	34.1
Income from non-financial services (net) and other operating income	(8)	(2)	(6)	277.5
General administrative expenses	(383)	(327)	(55)	16.9
Personnel	(235)	(197)	(37)	18.9
Other administrative expenses	(148)	(130)	(18)	14.0
Depreciation and amortisation	(41)	(36)	(4)	11.4
Net operating income	639	432	207	47.9
Net loan loss provisions	(89)	(67)	(22)	33.7
Other income	(47)	(25)	(23)	91.6
Income before taxes	503	341	162	47.5
Income from ordinary activity	420	282	137	48.6
Net consolidated income	420	282	137	48.6
Attributable income to the Group	360	241	120	49.7

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	15,223	13,710	1,513	11.0
Trading portfolio (w/o loans)	1,426	1,340	86	6.5
Available-for-sale financial assets	1,195	1,058	137	12.9
Due from credit institutions*	3,253	2,815	438	15.5
Intangible assets and property and equipment	303	313	(10)	(3.2)
Other assets	1,749	1,954	(205)	(10.5)
Total assets/liabilities & shareholders’ equity	23,150	21,191	1,959	9.2
Customer deposits*	13,151	12,326	826	6.7
Marketable debt securities*	1,611	1,519	92	6.1
Subordinated debt	728	798	(70)	(8.7)
Insurance liabilities	53	41	13	31.6
Due to credit institutions*	4,376	3,782	593	15.7
Other liabilities	1,770	1,295	475	36.6
Shareholders’ equity	1,461	1,431	30	2.1
Off-balance-sheet funds	10,602	9,844	758	7.7
Mutual funds	2,991	2,922	69	2.4
Pension funds	7,611	6,922	688	9.9
Managed portfolios	—	—	—	—
Customer funds under management	26,145	24,527	1,619	6.6
Total managed funds	33,751	31,035	2,717	8.8

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	30.84	24.48	6.36 p.
Efficiency ratio	39.54	45.58	(6.04 p.)
NPL ratio	1.78	2.45	(0.67 p.)
Coverage ratio	168.01	160.75	7.26 p.
Number of employees (direct & indirect)	12,066	11,198	868	7.8
Number of branches	415	360	55	15.3

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Chile

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	138	199	210	235	197	264	256
Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	55	59	76	86	86	84	83
Insurance activity	4	5	7	7	8	11	9
Commercial revenue	198	264	293	328	291	359	348
Gains (losses) on financial transactions	34	8	1	(25)	42	6	26
Gross operating income	232	272	295	302	332	365	374
Income from non-financial services (net) and other operating income	(0)	(1)	(1)	(2)	(2)	(4)	(2)
General administrative expenses	(98)	(106)	(123)	(123)	(123)	(125)	(134)
Personnel	(57)	(68)	(72)	(75)	(74)	(80)	(81)
Other administrative expenses	(41)	(38)	(51)	(48)	(49)	(45)	(54)
Depreciation and amortisation	(11)	(11)	(14)	(13)	(13)	(19)	(9)
Net operating income	123	154	156	164	194	217	229
Net loan loss provisions	(21)	(17)	(29)	(36)	(36)	(30)	(23)
Other income	(2)	(17)	(5)	5	(1)	(18)	(29)
Income before taxes	99	120	122	133	157	169	177
Income from ordinary activity	81	99	102	115	132	145	142
Net consolidated income	81	99	102	115	132	145	142
Attributable income to the Group	71	86	84	97	114	123	123

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	10,539	12,077	13,710	14,967	15,253	14,902	15,223
Trading portfolio (w/o loans)	1,238	1,609	1,340	1,087	990	1,076	1,426
Available-for-sale financial assets	1,325	1,177	1,058	1,169	1,210	1,197	1,195
Due from credit institutions*	2,412	2,311	2,815	3,370	4,458	3,656	3,253
Intangible assets and property and equipment	257	285	313	352	318	286	303
Other assets	1,639	2,548	1,954	2,353	1,378	1,828	1,749
Total assets/liabilities & shareholders’ equity	17,409	20,006	21,191	23,298	23,606	22,945	23,150
Customer deposits*	9,658	11,363	12,326	13,186	13,261	13,224	13,151
Marketable debt securities*	1,605	1,518	1,519	1,701	1,603	1,618	1,611
Subordinated debt	718	777	798	647	610	570	728
Insurance liabilities	30	35	41	46	47	44	53
Due to credit institutions*	3,162	3,718	3,782	4,838	5,288	5,177	4,376
Other liabilities	847	1,309	1,295	1,355	1,016	916	1,770
Shareholders’ equity	1,390	1,287	1,431	1,525	1,781	1,397	1,461
Off-balance-sheet funds	7,165	8,155	9,844	10,038	10,509	9,760	10,602
Mutual funds	1,926	2,193	2,922	2,684	2,941	2,795	2,991
Pension funds	5,239	5,963	6,922	7,354	7,568	6,965	7,611
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	19,175	21,848	24,527	25,618	26,030	25,215	26,145
Total managed funds	24,575	28,161	31,035	33,335	34,115	32,705	33,751

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.42	2.98	2.45	2.31	2.15	1.90	1.78
NPL coverage	130.95	141.12	160.75	165.57	165.07	174.22	168.01
Risk-weighted assets	10,460	11,858	12,997	13,730	14,403	13,232	14,112

Spread (Retail Banking)	5.79	6.01	5.87	5.45	5.71	5.70	5.73
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06

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Chile

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	890	690	200	28.9
Income from companies accounted for by the equity method	1	1	1	147.0
Net fees	314	240	74	30.7
Insurance activity	35	21	14	66.0
Commercial revenue	1,240	952	288	30.2
Gains (losses) on financial transactions	91	55	36	65.2
Gross operating income	1,331	1,007	324	32.2
Income from non-financial services (net) and other operating income	(10)	(3)	(7)	271.9
General administrative expenses	(476)	(413)	(63)	15.2
Personnel	(292)	(249)	(43)	17.1
Other administrative expenses	(184)	(164)	(20)	12.3
Depreciation and amortisation	(50)	(46)	(4)	9.8
Net operating income	795	545	249	45.7
Net loan loss provisions	(111)	(84)	(27)	31.7
Other income	(59)	(31)	(28)	88.8
Income before taxes	625	430	195	45.3
Income from ordinary activity	522	356	165	46.5
Net consolidated income	522	356	165	46.5
Attributable income to the Group	448	304	144	47.5

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	19,272	16,510	2,763	16.7
Trading portfolio (w/o loans)	1,805	1,613	192	11.9
Available-for-sale financial assets	1,513	1,275	239	18.7
Due from credit institutions*	4,119	3,390	728	21.5
Intangible assets and property and equipment	383	377	7	1.7
Other assets	2,215	2,353	(139)	(5.9)
Total assets/liabilities & shareholders’ equity	29,307	25,518	3,790	14.9
Customer deposits*	16,650	14,842	1,807	12.2
Marketable debt securities*	2,039	1,829	210	11.5
Subordinated debt	922	961	(39)	(4.0)
Insurance liabilities	68	49	19	38.4
Due to credit institutions*	5,539	4,554	985	21.6
Other liabilities	2,241	1,560	681	43.7
Shareholders’ equity	1,849	1,723	126	7.3
Off-balance-sheet funds	13,422	11,854	1,567	13.2
Mutual funds	3,787	3,519	268	7.6
Pension funds	9,635	8,336	1,299	15.6
Managed portfolios	—	—	—	—
Customer funds under management	33,100	29,535	3,565	12.1
Total managed funds	42,729	37,372	5,357	14.3

(*).- Includes all stock of concept classified in the balance sheet

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Chile

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	181	252	258	282	236	329	325
Income from companies accounted for by the equity method	0	0	0	0	0	1	0
Net fees	72	75	93	103	103	105	106
Insurance activity	6	7	8	8	10	14	11
Commercial revenue	259	334	359	394	350	449	442
Gains (losses) on financial transactions	45	10	1	(32)	50	8	33
Gross operating income	304	343	360	362	400	457	475
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(3)	(3)	(5)	(3)
General administrative expenses	(128)	(134)	(151)	(147)	(148)	(157)	(171)
Personnel	(75)	(86)	(88)	(90)	(89)	(100)	(102)
Other administrative expenses	(54)	(48)	(63)	(57)	(59)	(57)	(68)
Depreciation and amortisation	(14)	(14)	(17)	(16)	(16)	(23)	(11)
Net operating income	161	194	190	196	233	272	290
Net loan loss provisions	(27)	(21)	(35)	(44)	(43)	(38)	(30)
Other income	(3)	(22)	(6)	7	(1)	(22)	(36)
Income before taxes	130	151	149	160	189	212	224
Income from ordinary activity	106	126	125	137	159	181	181
Net consolidated income	106	126	125	137	159	181	181
Attributable income to the Group	93	109	102	117	137	154	157

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	13,662	14,603	16,510	17,657	18,462	18,945	19,272
Trading portfolio (w/o loans)	1,605	1,945	1,613	1,282	1,198	1,368	1,805
Available-for-sale financial assets	1,718	1,423	1,275	1,379	1,464	1,521	1,513
Due from credit institutions*	3,127	2,795	3,390	3,976	5,396	4,648	4,119
Intangible assets and property and equipment	333	345	377	416	385	363	383
Other assets	2,125	3,081	2,353	2,776	1,668	2,324	2,215
Total assets/liabilities & shareholders’ equity	22,569	24,192	25,518	27,484	28,573	29,170	29,307
Customer deposits*	12,520	13,740	14,842	15,556	16,051	16,812	16,650
Marketable debt securities*	2,080	1,835	1,829	2,007	1,940	2,056	2,039
Subordinated debt	930	940	961	763	738	724	922
Insurance liabilities	39	42	49	54	57	56	68
Due to credit institutions*	4,099	4,495	4,554	5,707	6,401	6,581	5,539
Other liabilities	1,098	1,583	1,560	1,599	1,230	1,164	2,241
Shareholders’ equity	1,802	1,556	1,723	1,799	2,156	1,776	1,849
Off-balance-sheet funds	9,289	9,861	11,854	11,841	12,720	12,407	13,422
Mutual funds	2,497	2,651	3,519	3,166	3,560	3,553	3,787
Pension funds	6,792	7,210	8,336	8,675	9,160	8,854	9,635
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	24,859	26,419	29,535	30,221	31,506	32,056	33,100
Total managed funds	31,858	34,053	37,372	39,326	41,293	41,578	42,729

(*).- Includes all stock of concept classified in the balance sheet

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Chile

Million chilean peso

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	472,583	393,259	79,325	20.2
Income from companies accounted for by the equity method	698	303	395	130.3
Net fees	166,545	136,701	29,845	21.8
Insurance activity	18,584	12,008	6,576	54.8
Commercial revenue	658,411	542,271	116,140	21.4
Gains (losses) on financial transactions	48,308	31,375	16,933	54.0
Gross operating income	706,719	573,646	133,073	23.2
Income from non-financial services (net) and other operating income	(5,386)	(1,554)	(3,833)	246.7
General administrative expenses	(252,714)	(235,326)	(17,388)	7.4
Personnel	(154,807)	(141,792)	(13,015)	9.2
Other administrative expenses	(97,907)	(93,534)	(4,373)	4.7
Depreciation and amortisation	(26,742)	(26,131)	(612)	2.3
Net operating income	421,876	310,636	111,241	35.8
Net loan loss provisions	(58,758)	(47,851)	(10,908)	22.8
Other income	(31,124)	(17,687)	(13,437)	76.0
Income before taxes	331,994	245,098	86,896	35.5
Income from ordinary activity	276,978	202,875	74,104	36.5
Net consolidated income	276,978	202,875	74,104	36.5
Attributable income to the Group	237,742	172,922	64,820	37.5

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	10,355,960	8,745,938	1,610,022	18.4
Trading portfolio (w/o loans)	970,120	854,547	115,573	13.5
Available-for-sale financial assets	813,210	675,215	137,995	20.4
Due from credit institutions*	2,213,081	1,796,052	417,029	23.2
Intangible assets and property and equipment	206,015	199,645	6,370	3.2
Other assets	1,189,998	1,246,641	(56,643)	(4.5)
Total assets/liabilities & shareholders’ equity	15,748,383	13,518,038	2,230,345	16.5
Customer deposits*	8,946,694	7,862,762	1,083,932	13.8
Marketable debt securities*	1,095,719	968,729	126,990	13.1
Subordinated debt	495,304	508,891	(13,587)	(2.7)
Insurance liabilities	36,334	25,889	10,445	40.3
Due to credit institutions*	2,976,601	2,412,686	563,915	23.4
Other liabilities	1,204,101	826,345	377,756	45.7
Shareholders’ equity	993,630	912,737	80,893	8.9
Off-balance-sheet funds	7,212,239	6,279,882	932,357	14.8
Mutual funds	2,034,727	1,863,974	170,753	9.2
Pension funds	5,177,512	4,415,908	761,604	17.2
Managed portfolios	—	—	—	—
Customer funds under management	17,786,290	15,646,152	2,140,138	13.7
Total managed funds	22,960,622	19,797,920	3,162,702	16.0

(*).- Includes all stock of concept classified in the balance sheet

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Chile

Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	104,489	146,404	142,366	149,787	124,389	173,433	174,761
Income from companies accounted for by the equity method	212	93	(1)	54	236	303	160
Net fees	41,761	43,311	51,629	54,834	54,134	55,560	56,851
Insurance activity	3,389	3,965	4,654	4,300	5,266	7,271	6,047
Commercial revenue	149,851	193,772	198,648	208,974	184,025	236,566	237,820
Gains (losses) on financial transactions	25,820	5,658	(103)	(18,534)	26,326	4,354	17,628
Gross operating income	175,671	199,430	198,545	190,440	210,351	240,920	255,448
Income from non-financial services (net) and other operating income	(30)	(667)	(857)	(1,500)	(1,571)	(2,398)	(1,417)
General administrative expenses	(74,194)	(77,792)	(83,340)	(77,430)	(77,928)	(82,929)	(91,857)
Personnel	(43,186)	(50,126)	(48,480)	(47,537)	(46,885)	(52,807)	(55,114)
Other administrative expenses	(31,007)	(27,667)	(34,860)	(29,894)	(31,042)	(30,122)	(36,743)
Depreciation and amortisation	(8,375)	(8,258)	(9,497)	(8,153)	(8,338)	(12,378)	(6,026)
Net operating income	93,072	112,713	104,850	103,357	122,514	143,215	156,148
Net loan loss provisions	(15,765)	(12,492)	(19,594)	(23,498)	(22,664)	(19,887)	(16,207)
Other income	(1,843)	(12,545)	(3,298)	4,347	(341)	(11,543)	(19,240)
Income before taxes	75,464	87,676	81,958	84,205	99,509	111,784	120,701
Income from ordinary activity	61,222	72,979	68,674	72,631	83,772	95,679	97,528
Net consolidated income	61,222	72,979	68,674	72,631	83,772	95,679	97,528
Attributable income to the Group	53,579	63,016	56,327	61,649	71,966	81,405	84,371

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	8,019,724	8,462,628	8,745,938	9,051,808	9,720,491	10,343,232	10,355,960
Trading portfolio (w/o loans)	942,293	1,127,249	854,547	657,217	630,682	746,980	970,120
Available-for-sale financial assets	1,008,181	824,659	675,215	706,734	770,924	830,622	813,210
Due from credit institutions*	1,835,677	1,619,600	1,796,052	2,038,051	2,840,775	2,537,369	2,213,081
Intangible assets and property and equipment	195,243	199,641	199,645	213,014	202,540	198,363	206,015
Other assets	1,247,144	1,785,218	1,246,641	1,423,028	878,377	1,268,976	1,189,998
Total assets/liabilities & shareholders’ equity	13,248,263	14,018,995	13,518,038	14,089,853	15,043,789	15,925,543	15,748,383
Customer deposits*	7,349,417	7,962,494	7,862,762	7,974,530	8,450,860	9,178,564	8,946,694
Marketable debt securities*	1,221,174	1,063,405	968,729	1,028,913	1,021,467	1,122,708	1,095,719
Subordinated debt	546,030	544,780	508,891	391,022	388,742	395,314	495,304
Insurance liabilities	22,952	24,365	25,889	27,794	29,914	30,583	36,334
Due to credit institutions*	2,406,387	2,605,076	2,412,686	2,925,791	3,369,997	3,593,070	2,976,601
Other liabilities	644,249	917,363	826,345	819,619	647,682	635,728	1,204,101
Shareholders’ equity	1,058,053	901,513	912,737	922,184	1,135,127	969,575	993,630
Off-balance-sheet funds	5,452,675	5,714,556	6,279,882	6,070,542	6,697,175	6,773,750	7,212,239
Mutual funds	1,465,991	1,536,433	1,863,974	1,623,092	1,874,516	1,939,889	2,034,727
Pension funds	3,986,684	4,178,122	4,415,908	4,447,451	4,822,659	4,833,861	5,177,512
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	14,592,248	15,309,599	15,646,152	15,492,801	16,588,158	17,500,920	17,786,290
Total managed funds	18,700,938	19,733,551	19,797,920	20,160,396	21,740,964	22,699,293	22,960,622

(*).- Includes all stock of concept classified in the balance sheet

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Financial Management and Equity Stakes

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income (w/o dividends)	(954)	(628)	(326)	52.0
Dividends	141	111	30	26.6
Net interest income	(814)	(517)	(297)	57.4
Income from companies accounted for by the equity method	374	459	(85)	(18.6)
Net fees	(6)	(20)	15	(72.5)
Insurance activity	3	1	2	147.1
Commercial revenue	(443)	(77)	(366)	477.3
Gains (losses) on financial transactions	225	(94)	319	—
Gross operating income	(217)	(171)	(47)	27.5
Income from non-financial services (net) and other operating income	(10)	(15)	4	(29.2)
General administrative expenses	(287)	(264)	(23)	8.6
Personnel	(149)	(138)	(11)	8.2
Other administrative expenses	(138)	(126)	(12)	9.2
Depreciation and amortisation	(159)	(11)	(148)	—
Net operating income	(674)	(461)	(213)	46.3
Net loan loss provisions	94	(27)	121	—
Other results	169	(286)	455	—
Income before taxes	(410)	(773)	363	(47.0)
Net income from ordinary activity	(117)	(190)	73	(38.5)
Net consolidated income	(118)	(190)	73	(38.2)
Attributable income to the Group	(204)	(299)	95	(31.8)

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Trading portfolio (w/o loans)	991	393	598	152.0
Available-for-sale financial assets	9,787	30,353	(20,565)	(67.8)
Investments	5,231	2,816	2,416	85.8
Goodwill	14,176	15,852	(1,676)	(10.6)
Liquidity lent to the Group	68,680	41,586	27,094	65.2
Capital assigned to Group areas	29,047	24,029	5,018	20.9
Other assets	34,499	33,271	1,229	3.7
Total assets/liabilities & shareholders’ equity	162,412	148,299	14,113	9.5
Customer deposits*	969	5,293	(4,324)	(81.7)
Marketable debt securities*	73,493	49,172	24,321	49.5
Subordinated debt	16,169	14,048	2,121	15.1
Preferred securities	—	249	(249)	(100.0)
Other liabilities	35,951	47,337	(11,386)	(24.1)
Group capital and reserves	35,831	32,201	3,629	11.3
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	90,631	68,525	22,106	32.3
Total managed funds	162,412	148,299	14,113	9.5

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,543	1,364	179	13.1

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Financial Management and Equity Stakes

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income (w/o dividends)	(186.5)	(234.6)	(206.7)	(238.0)	(255.6)	(348.5)	(350.2)
Dividends	5.3	88.3	17.5	13.1	14.1	111.6	14.9
Net interest income	(181)	(146)	(189)	(225)	(241)	(237)	(335)
Income from companies accounted for by the equity method	133	181	145	125	126	107	141
Net fees	(24)	(4)	8	1	(4)	(3)	1
Insurance activity	(1)	(1)	3	1	0	3	(0)
Commercial revenue	(73)	30	(33)	(98)	(119)	(131)	(193)
Gains (losses) on financial transactions	(7)	(81)	(6)	46	(126)	234	117
Gross operating income	(80)	(51)	(39)	(52)	(245)	103	(76)
Income from non-financial services (net) and other operating income	(3)	(5)	(7)	(10)	(2)	(7)	(1)
General administrative expenses	(92)	(74)	(98)	(90)	(111)	(96)	(80)
Personnel	(51)	(35)	(52)	(45)	(58)	(41)	(51)
Other administrative expenses	(42)	(39)	(46)	(45)	(53)	(55)	(30)
Depreciation and amortisation	(12)	(2)	3	(63)	(54)	(41)	(64)
Net operating income	(188)	(132)	(141)	(215)	(412)	(40)	(222)
Net loan loss provisions	13	(12)	(28)	(25)	(0)	99	(5)
Other results	(121)	(105)	(60)	158	(43)	63	149
Income before taxes (ordinary)	(296)	(249)	(229)	(82)	(455)	122	(77)
Net income from ordinary activity	(103)	(49)	(38)	(19)	(229)	180	(68)
Net consolidated income (ordinary)	(103)	(49)	(38)	(19)	(229)	179	(68)
Attributable income to the Group (ordinary)	(134)	(93)	(72)	(59)	(267)	144	(81)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Trading portfolio (w/o loans)	572	1,349	393	1,276	1,256	1,071	991
Available-for-sale financial assets	14,318	18,478	30,353	45,014	42,534	8,079	9,787
Investments	3,640	3,796	2,816	2,811	2,933	5,234	5,231
Goodwill	15,369	15,858	15,852	14,006	14,012	13,951	14,176
Liquidity lent to the Group	42,232	42,516	41,586	39,508	53,001	62,212	68,680
Capital assigned to Group areas	23,466	24,195	24,029	25,250	29,315	27,595	29,047
Other assets	25,134	29,717	33,271	30,697	29,010	37,520	34,499
Total assets/liabilities & shareholders’ equity	124,730	135,908	148,299	158,562	172,061	155,662	162,412
Customer deposits*	2,084	5,311	5,293	1,927	617	1,084	969
Marketable debt securities*	40,107	42,021	49,172	53,154	62,202	66,296	73,493
Subordinated debt	13,699	13,804	14,048	13,965	14,612	15,850	16,169
Preferred securities	409	438	249	—	—	—	—
Other liabilities	34,441	42,218	47,337	57,291	56,223	36,569	35,951
Group capital and reserves	33,990	32,116	32,201	32,225	38,407	35,864	35,831
Off-balance-sheet funds	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	55,890	61,135	68,525	69,046	77,432	83,229	90,631
Total managed funds	124,730	135,908	148,299	158,562	172,061	155,662	162,412

(*).- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120	35,591	29,706	33,960	37,403

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Spain

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	3,275	2,793	482	17.3
Income from companies accounted for by the equity method	4	17	(13)	(76.4)
Net fees	2,167	2,014	153	7.6
Insurance activity	87	71	16	22.4
Commercial revenue	5,533	4,894	639	13.1
Gains (losses) on financial transactions	496	334	161	48.3
Gross operating income	6,029	5,228	800	15.3
Income from non-financial services (net) and other operating income	231	193	38	19.7
General administrative expenses	(2,237)	(2,097)	(140)	6.7
Personnel	(1,595)	(1,508)	(87)	5.8
Other administrative expenses	(642)	(589)	(53)	9.0
Depreciation and amortisation	(297)	(298)	1	(0.2)
Net operating income	3,725	3,026	699	23.1
Net loan loss provisions	(740)	(397)	(343)	86.3
Other income	33	(25)	59	—
Income before taxes	3,018	2,603	415	15.9
Income from ordinary activity	2,122	1,847	276	14.9
Net consolidated income	2,116	1,841	275	14.9
Attributable income to the Group	1,983	1,747	236	13.5

			Variation
	30.09.06	30.09.05	Amount	%
Balance sheet
Loans and credits*	196,727	151,059	45,668	30.2
Trading portfolio (w/o loans)	29,123	23,874	5,249	22.0
Available-for-sale financial assets	12,718	9,771	2,948	30.2
Due from credit institutions*	49,601	43,541	6,060	13.9
Intangible assets and property and equipment	4,589	3,552	1,038	29.2
Other assets	13,187	12,666	521	4.1
Total assets/liabilities & shareholders’ equity	305,947	244,463	61,484	25.2
Customer deposits*	111,747	97,544	14,203	14.6
Marketable debt securities*	28,630	20,223	8,407	41.6
Subordinated debt	2,124	1,615	509	31.5
Insurance liabilities	4,069	3,090	979	31.7
Due to credit institutions*	48,149	41,403	6,746	16.3
Other liabilities	97,406	69,800	27,605	39.5
Shareholders’ equity	13,822	10,787	3,036	28.1
Off-balance-sheet funds	95,533	88,109	7,423	8.4
Mutual funds	78,253	75,312	2,941	3.9
Pension funds	9,201	8,298	903	10.9
Managed portfolios	8,079	4,499	3,580	79.6
Customer funds under management	242,103	210,582	31,520	15.0
Total managed funds	401,480	332,572	68,907	20.7

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.76	22.20	(2.44 p.)
Efficiency ratio	39.55	43.40	(3.85 p.)
NPL ratio	0.55	0.58	(0.03 p.)
Coverage ratio	325.24	311.67	13.57 p.
Number of employees (direct & indirect)	34,100	33,523	577	1.7
Number of branches	4,712	4,428	284	6.4

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Spain

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	893	943	957	978	1,027	1,098	1,151
Income from companies accounted for by the equity method	5	4	7	9	2	0	2
Net fees	656	681	677	732	688	716	763
Insurance activity	26	23	22	22	28	30	29
Commercial revenue	1,580	1,651	1,663	1,742	1,744	1,844	1,944
Gains (losses) on financial transactions	132	141	61	128	211	82	203
Gross operating income	1,712	1,792	1,724	1,870	1,955	1,926	2,147
Income from non-financial services (net) and other operating income	70	63	60	74	80	84	66
General administrative expenses	(694)	(701)	(701)	(729)	(740)	(747)	(751)
Personnel	(502)	(508)	(498)	(519)	(528)	(536)	(531)
Other administrative expenses	(192)	(194)	(204)	(210)	(212)	(211)	(220)
Depreciation and amortisation	(95)	(102)	(101)	(92)	(98)	(103)	(97)
Net operating income	993	1,052	981	1,123	1,198	1,161	1,366
Net loan loss provisions	(109)	(167)	(121)	(228)	(149)	(290)	(301)
Other income	(6)	(7)	(12)	(20)	32	64	(63)
Income before taxes	878	878	848	874	1,081	935	1,002
Income from ordinary activity	628	628	590	630	760	658	704
Net consolidated income	628	628	585	630	755	657	704
Attributable income to the Group	595	592	559	575	709	599	675

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Balance sheet
Loans and credits*	138,744	148,307	151,059	159,804	170,661	183,799	196,727
Trading portfolio (w/o loans)	17,639	25,525	23,874	25,382	23,432	30,448	29,123
Available-for-sale financial assets	9,303	10,263	9,771	9,799	11,727	12,047	12,718
Due from credit institutions*	49,457	44,193	43,541	49,671	44,416	45,473	49,601
Intangible assets and property and equipment	3,463	3,497	3,552	3,666	4,003	4,328	4,589
Other assets	17,368	12,049	12,666	11,113	10,848	11,209	13,187
Total assets/liabilities & shareholders' equity	235,973	243,835	244,463	259,435	265,087	287,304	305,947
Customer deposits*	96,810	95,335	97,544	99,509	101,260	103,024	111,747
Marketable debt securities*	17,196	18,162	20,223	20,434	24,184	26,243	28,630
Subordinated debt	1,570	2,279	1,615	1,620	1,616	1,602	2,124
Insurance liabilities	3,054	3,076	3,090	3,619	3,607	3,658	4,069
Due to credit institutions*	40,191	41,372	41,403	54,041	41,723	46,423	48,149
Other liabilities	66,502	72,927	69,800	67,979	79,412	92,871	97,406
Shareholders’ equity	10,651	10,685	10,787	12,233	13,288	13,484	13,822
Off-balance-sheet funds	82,403	85,000	88,109	89,959	93,917	93,262	95,533
Mutual funds	71,243	73,432	75,312	75,126	77,463	76,677	78,253
Pension funds	7,429	7,611	8,298	8,913	9,047	8,887	9,201
Managed portfolios	3,731	3,957	4,499	5,920	7,407	7,698	8,079
Customer funds under management	201,032	203,851	210,582	215,140	224,583	227,789	242,103
Total managed funds	318,376	328,835	332,572	349,393	359,004	380,566	401,480

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.61	0.59	0.58	0.57	0.56	0.54	0.55
NPL coverage	286.12	299.57	311.67	317.86	322.28	330.79	325.24

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Retail Banking

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	9,091	7,710	1,381	17.9
Income from companies accounted for by the equity method	12	23	(12)	(49.6)
Net fees	4,378	3,787	591	15.6
Insurance activity	—	—	—	—
Commercial revenue	13,481	11,521	1,961	17.0
Gains (losses) on financial transactions	798	760	38	5.0
Gross operating income	14,279	12,281	1,999	16.3
Income from non-financial services (net) and other operating income	226	171	55	32.0
General administrative expenses	(6,347)	(5,985)	(362)	6.1
Personnel	(3,827)	(3,615)	(212)	5.9
Other administrative expenses	(2,520)	(2,369)	(150)	6.3
Depreciation and amortisation	(625)	(642)	17	(2.7)
Net operating income	7,533	5,824	1,709	29.3
Net loan loss provisions	(1,625)	(1,036)	(588)	56.8
Other income	(177)	(160)	(17)	10.5
Income before taxes	5,731	4,627	1,104	23.8

			Variation
	30.09.06	30.09.05	Amount	%
Business volumes
Total assets	649,371	606,883	42,488	7.0
Loans and credits	453,363	394,137	59,226	15.0
Customer deposits	284,462	264,528	19,933	7.5

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Retail Banking

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	2,383	2,602	2,725	2,943	2,910	3,029	3,152
Income from companies accounted for by the equity method	6	8	9	11	5	4	3
Net fees	1,189	1,249	1,350	1,389	1,420	1,466	1,493
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	3,578	3,859	4,083	4,344	4,334	4,498	4,649
Gains (losses) on financial transactions	256	284	220	167	288	265	245
Gross operating income	3,834	4,144	4,303	4,512	4,622	4,763	4,894
Income from non-financial services (net) and other operating income	77	45	49	79	80	81	64
General administrative expenses	(1,955)	(1,996)	(2,033)	(2,130)	(2,104)	(2,084)	(2,159)
Personnel	(1,189)	(1,209)	(1,217)	(1,286)	(1,274)	(1,272)	(1,281)
Other administrative expenses	(766)	(787)	(816)	(844)	(830)	(812)	(878)
Depreciation and amortisation	(205)	(214)	(223)	(227)	(207)	(216)	(202)
Net operating income	1,751	1,979	2,095	2,234	2,391	2,544	2,598
Net loan loss provisions	(274)	(395)	(368)	(458)	(445)	(637)	(542)
Other income	(43)	(19)	(99)	(204)	(16)	(79)	(82)
Income before taxes	1,434	1,565	1,628	1,572	1,930	1,827	1,974

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Business volumes
Total assets	558,987	576,810	606,883	624,040	641,055	668,173	649,371
Loans and credits	353,834	374,178	394,137	404,656	419,411	441,431	453,363
Customer deposits	235,474	258,893	264,528	268,226	267,927	271,269	284,462

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Retail Banking Continental Europe

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	4,190	3,699	491	13.3
Income from companies accounted for by the equity method	4	17	(13)	(76.4)
Net fees	2,215	2,061	154	7.5
Insurance activity	—	—	—	—
Commercial revenue	6,408	5,777	632	10.9
Gains (losses) on financial transactions	313	273	40	14.6
Gross operating income	6,721	6,050	672	11.1
Income from non-financial services (net) and other operating income	240	201	39	19.3
General administrative expenses	(2,564)	(2,419)	(145)	6.0
Personnel	(1,775)	(1,690)	(85)	5.0
Other administrative expenses	(789)	(729)	(60)	8.3
Depreciation and amortisation	(357)	(344)	(13)	3.8
Net operating income	4,040	3,488	553	15.8
Net loan loss provisions	(769)	(632)	(137)	21.6
Other income	10	(27)	36	—
Income before taxes	3,281	2,828	452	16.0

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Retail Banking Continental Europe

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	1,176	1,249	1,275	1,313	1,335	1,407	1,448
Income from companies accounted for by the equity method	5	4	7	9	2	0	2
Net fees	665	691	705	712	703	742	769
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,846	1,944	1,986	2,034	2,040	2,150	2,219
Gains (losses) on financial transactions	94	118	62	84	129	113	71
Gross operating income	1,940	2,062	2,048	2,118	2,169	2,263	2,289
Income from non-financial services (net) and other operating income	72	65	63	81	84	88	68
General administrative expenses	(796)	(812)	(811)	(832)	(846)	(859)	(860)
Personnel	(562)	(569)	(560)	(569)	(587)	(594)	(594)
Other administrative expenses	(234)	(243)	(251)	(263)	(259)	(264)	(266)
Depreciation and amortisation	(111)	(116)	(117)	(108)	(115)	(122)	(120)
Net operating income	1,105	1,199	1,184	1,259	1,292	1,371	1,378
Net loan loss provisions	(168)	(255)	(209)	(265)	(203)	(318)	(248)
Other income	(14)	(7)	(6)	(34)	(10)	37	(17)
Income before taxes	923	936	969	960	1,079	1,089	1,112

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Retail Banking Spain

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	2,951	2,558	393	15.4
Income from companies accounted for by the equity method	4	17	(13)	(76.4)
Net fees	1,764	1,679	85	5.1
Insurance activity	—	—	—	—
Commercial revenue	4,719	4,253	466	11.0
Gains (losses) on financial transactions	292	274	18	6.5
Gross operating income	5,011	4,527	484	10.7
Income from non-financial services (net) and other operating income	233	194	39	19.9
General administrative expenses	(1,946)	(1,853)	(93)	5.0
Personnel	(1,420)	(1,357)	(62)	4.6
Other administrative expenses	(527)	(496)	(31)	6.2
Depreciation and amortisation	(275)	(272)	(3)	1.0
Net operating income	3,022	2,596	426	16.4
Net loan loss provisions	(528)	(397)	(131)	32.9
Other income	15	(23)	38	—
Income before taxes	2,509	2,176	333	15.3

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Retail Banking Spain

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	817	856	885	914	940	993	1,019
Income from companies accounted for by the equity method	5	4	7	9	2	0	2
Net fees	544	564	570	596	554	594	616
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,366	1,425	1,461	1,519	1,495	1,587	1,637
Gains (losses) on financial transactions	84	122	68	77	115	106	71
Gross operating income	1,450	1,547	1,530	1,596	1,610	1,693	1,708
Income from non-financial services (net) and other operating income	70	63	60	75	81	85	67
General administrative expenses	(614)	(620)	(619)	(633)	(645)	(651)	(650)
Personnel	(453)	(456)	(448)	(458)	(470)	(477)	(472)
Other administrative expenses	(161)	(164)	(171)	(174)	(174)	(174)	(178)
Depreciation and amortisation	(88)	(92)	(92)	(84)	(89)	(94)	(92)
Net operating income	819	898	879	955	957	1,033	1,032
Net loan loss provisions	(110)	(157)	(130)	(183)	(138)	(231)	(158)
Other income	(8)	(6)	(10)	(9)	(3)	44	(26)
Income before taxes	701	736	739	763	816	846	848

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Retail Banking Portugal

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	480	463	18	3.8
Income from companies accounted for by the equity method	—	—	—	—
Net fees	234	203	30	14.9
Insurance activity	—	—	—	—
Commercial revenue	714	666	48	7.2
Gains (losses) on financial transactions	5	1	4	285.1
Gross operating income	719	667	52	7.8
Income from non-financial services (net) and other operating income	(9)	(7)	(2)	22.5
General administrative expenses	(302)	(297)	(6)	1.9
Personnel	(200)	(196)	(3)	1.8
Other administrative expenses	(103)	(101)	(2)	2.0
Depreciation and amortisation	(45)	(41)	(4)	9.7
Net operating income	363	323	41	12.7
Net loan loss provisions	(37)	(51)	13	(26.1)
Other income	2	(1)	3	—
Income before taxes	328	271	57	20.9

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Retail Banking Portugal

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	148	164	150	158	155	163	163
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	65	65	73	62	81	77	76
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	213	230	223	220	236	240	238
Gains (losses) on financial transactions	11	(5)	(5)	(8)	9	(2)	(1)
Gross operating income	224	225	218	213	245	237	237
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)	(3)
General administrative expenses	(99)	(101)	(97)	(98)	(98)	(103)	(102)
Personnel	(66)	(67)	(63)	(61)	(66)	(66)	(67)
Other administrative expenses	(33)	(34)	(34)	(37)	(32)	(36)	(35)
Depreciation and amortisation	(13)	(14)	(14)	(15)	(15)	(15)	(15)
Net operating income	110	108	105	102	129	117	117
Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)	(19)
Other income	1	(4)	2	(18)	(5)	(4)	10
Income before taxes	109	69	94	82	128	91	109
Other information
Spread	2.94	2.95	2.92	2.84	2.85	2.84	2.80
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24

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Retail Banking United Kingdom (Abbey)

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,546	1,505	41	2.7
Income from companies accounted for by the equity method	2	2	1	35.5
Net fees	667	604	63	10.4
Insurance activity	—	—	—	—
Commercial revenue	2,216	2,112	104	4.9
Gains (losses) on financial transactions	299	268	31	11.6
Gross operating income	2,515	2,380	135	5.7
Income from non-financial services (net) and other operating income	37	25	12	50.4
General administrative expenses	(1,334)	(1,461)	127	(8.7)
Personnel	(765)	(797)	32	(4.0)
Other administrative expenses	(569)	(664)	95	(14.3)
Depreciation and amortisation	(75)	(82)	7	(9.0)
Net operating income	1,143	860	282	32.8
Net loan loss provisions	(307)	(244)	(63)	25.7
Other income	(1)	65	(66)	—
Income before taxes	834	681	153	22.5

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Retail Banking United Kingdom (Abbey)

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	462	512	531	553	503	516	526
Income from companies accounted for by the equity method	1	1	0	1	1	1	1
Net fees	190	198	216	221	221	219	227
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	653	711	747	775	725	737	754
Gains (losses) on financial transactions	71	123	74	78	108	75	117
Gross operating income	724	835	821	852	832	812	871
Income from non-financial services (net) and other operating income	18	(1)	8	12	14	12	11
General administrative expenses	(520)	(476)	(465)	(464)	(452)	(431)	(451)
Personnel	(280)	(262)	(256)	(284)	(260)	(252)	(253)
Other administrative expenses	(241)	(214)	(209)	(180)	(192)	(179)	(197)
Depreciation and amortisation	(27)	(29)	(27)	(32)	(26)	(27)	(22)
Net operating income	195	329	336	368	368	366	409
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)	(103)
Other income	19	41	4	11	(1)	(1)	1
Income before taxes	156	270	255	305	278	250	306

Other information
Spread	1.46	1.44	1.46	1.45	1.44	1.47	1.45
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.75

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Retail Banking United Kingdom (Abbey)

Million pound sterling

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,058	1,031	27	2.6
Income from companies accounted for by the equity method	2	1	0	35.4
Net fees	457	414	43	10.3
Insurance activity	—	—	—	—
Commercial revenue	1,517	1,447	70	4.9
Gains (losses) on financial transactions	205	184	21	11.5
Gross operating income	1,722	1,630	91	5.6
Income from non-financial services (net) and other operating income	25	17	8	50.3
General administrative expenses	(913)	(1,001)	88	(8.8)
Personnel	(524)	(546)	22	(4.1)
Other administrative expenses	(390)	(455)	65	(14.4)
Depreciation and amortisation	(51)	(57)	5	(9.1)
Net operating income	782	590	193	32.7
Net loan loss provisions	(210)	(167)	(43)	25.7
Other income	(1)	44	(45)	—
Income before taxes	571	466	105	22.5

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Retail Banking United Kingdom (Abbey)

Million pound sterling

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	321	348	363	376	345	355	358
Income from companies accounted for by the equity method	0	1	0	0	1	1	0
Net fees	132	135	148	150	152	151	154
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	453	483	511	527	497	507	512
Gains (losses) on financial transactions	49	84	50	53	74	51	80
Gross operating income	502	567	561	580	571	559	592
Income from non-financial services (net) and other operating income	13	(1)	5	8	9	9	7
General administrative expenses	(361)	(323)	(318)	(315)	(310)	(297)	(306)
Personnel	(194)	(177)	(175)	(193)	(178)	(173)	(172)
Other administrative expenses	(167)	(145)	(143)	(122)	(132)	(123)	(134)
Depreciation and amortisation	(19)	(19)	(18)	(22)	(18)	(18)	(15)
Net operating income	135	224	230	250	252	252	278
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)	(70)
Other income	13	28	3	8	(1)	(1)	1
Income before taxes	108	184	174	208	191	172	208

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Retail Banking Latin America

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	3,356	2,505	850	33.9
Income from companies accounted for by the equity method	5	5	0	7.4
Net fees	1,496	1,122	374	33.4
Insurance activity	—	—	—	—
Commercial revenue	4,857	3,632	1,225	33.7
Gains (losses) on financial transactions	186	219	(33)	(15.0)
Gross operating income	5,043	3,851	1,192	31.0
Income from non-financial services (net) and other operating income	(51)	(55)	4	(6.4)
General administrative expenses	(2,449)	(2,104)	(345)	16.4
Personnel	(1,287)	(1,127)	(160)	14.2
Other administrative expenses	(1,162)	(977)	(185)	18.9
Depreciation and amortisation	(193)	(216)	23	(10.6)
Net operating income	2,350	1,476	874	59.2
Net loan loss provisions	(548)	(160)	(388)	243.2
Other income	(186)	(198)	12	(6.3)
Income before taxes	1,616	1,118	498	44.5

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Retail Banking Latin America

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	745	841	919	1,078	1,072	1,105	1,178
Income from companies accounted for by the equity method	0	3	2	2	2	2	1
Net fees	333	360	429	457	495	504	497
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,079	1,204	1,349	1,536	1,570	1,612	1,676
Gains (losses) on financial transactions	91	43	84	5	51	77	58
Gross operating income	1,170	1,247	1,433	1,541	1,621	1,689	1,734
Income from non-financial services (net) and other operating income	(13)	(19)	(23)	(14)	(17)	(19)	(15)
General administrative expenses	(639)	(709)	(757)	(834)	(806)	(795)	(848)
Personnel	(348)	(379)	(401)	(433)	(427)	(426)	(434)
Other administrative expenses	(291)	(330)	(356)	(401)	(379)	(369)	(414)
Depreciation and amortisation	(68)	(69)	(80)	(86)	(66)	(67)	(60)
Net operating income	451	451	575	608	732	807	811
Net loan loss provisions	(48)	(39)	(73)	(119)	(154)	(203)	(190)
Other income	(48)	(53)	(97)	(182)	(4)	(115)	(66)
Income before taxes	355	359	405	306	573	488	555

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Retail Banking Latin America

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	4,172	3,161	1,010	32.0
Income from companies accounted for by the equity method	7	6	0	5.8
Net fees	1,860	1,416	444	31.4
Insurance activity	—	—	—	—
Commercial revenue	6,038	4,583	1,455	31.8
Gains (losses) on financial transactions	231	276	(45)	(16.3)
Gross operating income	6,270	4,859	1,410	29.0
Income from non-financial services (net) and other operating income	(64)	(69)	5	(7.8)
General administrative expenses	(3,044)	(2,655)	(389)	14.7
Personnel	(1,600)	(1,423)	(178)	12.5
Other administrative expenses	(1,444)	(1,232)	(212)	17.2
Depreciation and amortisation	(240)	(273)	33	(11.9)
Net operating income	2,922	1,863	1,059	56.9
Net loan loss provisions	(681)	(202)	(480)	238.2
Other income	(231)	(250)	19	(7.7)
Income before taxes	2,009	1,411	598	42.4

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Retail Banking Latin America

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	977	1,060	1,123	1,294	1,289	1,386	1,497
Income from companies accounted for by the equity method	1	4	2	2	3	3	1
Net fees	437	454	525	547	595	632	633
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,415	1,518	1,650	1,844	1,887	2,021	2,131
Gains (losses) on financial transactions	120	53	103	3	61	96	74
Gross operating income	1,535	1,572	1,753	1,847	1,948	2,117	2,205
Income from non-financial services (net) and other operating income	(18)	(24)	(28)	(16)	(21)	(24)	(19)
General administrative expenses	(838)	(894)	(924)	(999)	(969)	(997)	(1,078)
Personnel	(456)	(478)	(489)	(518)	(514)	(534)	(552)
Other administrative expenses	(382)	(416)	(435)	(481)	(455)	(463)	(526)
Depreciation and amortisation	(89)	(87)	(97)	(103)	(79)	(84)	(77)
Net operating income	591	567	704	729	879	1,011	1,031
Net loan loss provisions	(63)	(49)	(90)	(145)	(186)	(254)	(242)
Other income	(63)	(67)	(120)	(223)	(5)	(142)	(84)
Income before taxes	465	452	494	361	689	615	706

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Retail Banking Brazil

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,155	873	282	32.3
Income from companies accounted for by the equity method	1	1	0	28.4
Net fees	630	435	195	44.8
Insurance activity	—	—	—	—
Commercial revenue	1,786	1,308	477	36.5
Gains (losses) on financial transactions	174	185	(11)	(6.0)
Gross operating income	1,960	1,493	466	31.2
Income from non-financial services (net) and other operating income	17	(3)	21	—
General administrative expenses	(1,029)	(862)	(167)	19.4
Personnel	(517)	(462)	(54)	11.7
Other administrative expenses	(513)	(399)	(113)	28.3
Depreciation and amortisation	(73)	(106)	33	(30.9)
Net operating income	874	522	352	67.5
Net loan loss provisions	(306)	(76)	(230)	302.3
Other income	(118)	(76)	(41)	54.0
Income before taxes	451	370	82	22.0

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Retail Banking Brazil

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	265	286	322	401	398	377	380
Income from companies accounted for by the equity method	0	0	0	1	1	0	(0)
Net fees	121	135	179	188	204	214	211
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	386	422	501	590	603	592	591
Gains (losses) on financial transactions	41	53	91	37	26	72	75
Gross operating income	427	475	592	626	629	664	666
Income from non-financial services (net) and other operating income	2	(4)	(1)	2	4	5	8
General administrative expenses	(260)	(288)	(314)	(350)	(339)	(337)	(353)
Personnel	(144)	(148)	(171)	(184)	(174)	(172)	(171)
Other administrative expenses	(116)	(139)	(144)	(166)	(165)	(165)	(183)
Depreciation and amortisation	(34)	(32)	(40)	(43)	(26)	(24)	(23)
Net operating income	135	151	236	235	269	308	297
Net loan loss provisions	(24)	(17)	(35)	(68)	(91)	(123)	(91)
Other income	3	(30)	(50)	(150)	1	(66)	(52)
Income before taxes	115	105	151	17	179	119	154

Other information
Spread	17.49	17.06	17.83	18.33	20.17	19.84	18.58
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88

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Retail Banking Brazil

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,436	1,101	335	30.4
Income from companies accounted for by the equity method	1	1	0	26.5
Net fees	783	549	234	42.7
Insurance activity	—	—	—	—
Commercial revenue	2,220	1,651	569	34.5
Gains (losses) on financial transactions	216	233	(17)	(7.3)
Gross operating income	2,436	1,884	552	29.3
Income from non-financial services (net) and other operating income	21	(4)	26	—
General administrative expenses	(1,279)	(1,087)	(192)	17.6
Personnel	(642)	(584)	(59)	10.1
Other administrative expenses	(637)	(504)	(133)	26.4
Depreciation and amortisation	(91)	(133)	43	(31.9)
Net operating income	1,087	659	428	65.0
Net loan loss provisions	(380)	(96)	(284)	296.4
Other income	(146)	(96)	(50)	51.7
Income before taxes	561	467	94	20.2

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Retail Banking Brazil

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	348	360	393	483	478	474	484
Income from companies accounted for by the equity method	0	1	0	1	1	1	(0)
Net fees	158	171	220	226	245	269	269
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	506	532	613	710	725	743	752
Gains (losses) on financial transactions	53	67	113	42	32	90	95
Gross operating income	559	599	726	752	756	833	847
Income from non-financial services (net) and other operating income	2	(5)	(2)	3	5	7	10
General administrative expenses	(341)	(363)	(384)	(420)	(407)	(423)	(449)
Personnel	(188)	(187)	(209)	(220)	(209)	(216)	(217)
Other administrative expenses	(153)	(176)	(175)	(200)	(198)	(207)	(232)
Depreciation and amortisation	(45)	(40)	(49)	(51)	(31)	(30)	(30)
Net operating income	177	191	291	283	323	386	378
Net loan loss provisions	(31)	(21)	(44)	(83)	(110)	(154)	(116)
Other income	5	(38)	(63)	(185)	1	(81)	(66)
Income before taxes	150	131	185	15	215	151	196

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Retail Banking Brazil

Million brazilian real

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	3,134	2,731	404	14.8
Income from companies accounted for by the equity method	3	3	0	11.3
Net fees	1,709	1,361	348	25.6
Insurance activity	—	—	—	—
Commercial revenue	4,846	4,094	752	18.4
Gains (losses) on financial transactions	472	578	(107)	(18.4)
Gross operating income	5,318	4,672	645	13.8
Income from non-financial services (net) and other operating income	47	(10)	57	—
General administrative expenses	(2,793)	(2,697)	(96)	3.6
Personnel	(1,402)	(1,447)	45	(3.1)
Other administrative expenses	(1,391)	(1,250)	(141)	11.3
Depreciation and amortisation	(198)	(331)	133	(40.0)
Net operating income	2,373	1,634	739	45.3
Net loan loss provisions	(829)	(238)	(592)	248.9
Other income	(319)	(239)	(80)	33.5
Income before taxes	1,225	1,157	68	5.8

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Retail Banking Brazil

Million brazilian real

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	927	888	916	1,098	1,049	1,036	1,050
Income from companies accounted for by the equity method	0	2	1	2	2	1	(0)
Net fees	421	422	518	513	538	588	583
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,348	1,312	1,435	1,613	1,588	1,625	1,633
Gains (losses) on financial transactions	142	166	270	87	70	196	206
Gross operating income	1,490	1,478	1,704	1,700	1,658	1,821	1,839
Income from non-financial services (net) and other operating income	7	(13)	(4)	6	10	15	22
General administrative expenses	(908)	(895)	(894)	(948)	(893)	(925)	(975)
Personnel	(501)	(459)	(487)	(497)	(458)	(472)	(472)
Other administrative expenses	(407)	(436)	(408)	(452)	(435)	(453)	(503)
Depreciation and amortisation	(119)	(98)	(114)	(115)	(68)	(67)	(64)
Net operating income	471	471	692	643	708	844	821
Net loan loss provisions	(83)	(51)	(104)	(195)	(240)	(337)	(252)
Other income	12	(98)	(153)	(442)	3	(178)	(144)
Income before taxes	400	322	435	7	471	329	425

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Retail Banking Mexico

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	904	634	270	42.7
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	295	236	58	24.8
Insurance activity	—	—	—	—
Commercial revenue	1,198	870	329	37.8
Gains (losses) on financial transactions	14	(9)	23	—
Gross operating income	1,213	860	352	40.9
Income from non-financial services (net) and other operating income	(38)	(34)	(4)	12.9
General administrative expenses	(552)	(490)	(62)	12.7
Personnel	(266)	(236)	(29)	12.4
Other administrative expenses	(287)	(254)	(33)	12.9
Depreciation and amortisation	(45)	(41)	(5)	11.8
Net operating income	577	296	281	95.0
Net loan loss provisions	(106)	(28)	(78)	280.2
Other income	(20)	(38)	18	(47.1)
Income before taxes	450	230	221	96.1

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Retail Banking Mexico

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	189	214	230	268	283	279	342
Income from companies accounted for by the equity method	0	—	—	—	—	—	—
Net fees	75	81	80	90	104	97	94
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	264	296	310	358	387	376	436
Gains (losses) on financial transactions	8	(23)	5	(14)	8	13	(7)
Gross operating income	273	273	315	345	395	389	429
Income from non-financial services (net) and other operating income	(10)	(11)	(13)	(7)	(11)	(15)	(12)
General administrative expenses	(150)	(167)	(173)	(198)	(186)	(172)	(194)
Personnel	(75)	(82)	(79)	(83)	(92)	(85)	(89)
Other administrative expenses	(75)	(86)	(93)	(115)	(94)	(87)	(105)
Depreciation and amortisation	(12)	(14)	(15)	(19)	(15)	(14)	(16)
Net operating income	100	81	114	121	183	188	206
Net loan loss provisions	(9)	(10)	(9)	(12)	(25)	(37)	(44)
Other income	(11)	1	(28)	(19)	(14)	(1)	(5)
Income before taxes	80	72	78	91	143	149	158

Other information
Spread	10.87	11.30	11.06	11.19	11.19	11.85	13.22
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07

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Retail Banking Mexico

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	1,124	799	324	40.6
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	366	298	68	22.9
Insurance activity	—	—	—	—
Commercial revenue	1,490	1,097	393	35.8
Gains (losses) on financial transactions	18	(12)	29	—
Gross operating income	1,507	1,086	422	38.9
Income from non-financial services (net) and other operating income	(48)	(43)	(5)	11.2
General administrative expenses	(686)	(618)	(68)	11.0
Personnel	(330)	(298)	(32)	10.8
Other administrative expenses	(356)	(320)	(36)	11.2
Depreciation and amortisation	(56)	(51)	(5)	10.1
Net operating income	717	373	344	92.2
Net loan loss provisions	(132)	(35)	(97)	274.6
Other income	(25)	(48)	23	(47.9)
Income before taxes	560	290	270	93.2

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Retail Banking Mexico

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	248	270	281	322	340	350	434
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—
Net fees	98	103	97	108	125	122	119
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	347	373	378	430	465	472	553
Gains (losses) on financial transactions	11	(29)	7	(17)	10	16	(8)
Gross operating income	357	344	385	413	475	488	545
Income from non-financial services (net) and other operating income	(13)	(14)	(16)	(8)	(14)	(19)	(15)
General administrative expenses	(197)	(211)	(211)	(237)	(223)	(216)	(247)
Personnel	(98)	(103)	(97)	(99)	(111)	(107)	(113)
Other administrative expenses	(98)	(108)	(114)	(139)	(113)	(110)	(134)
Depreciation and amortisation	(16)	(17)	(18)	(23)	(18)	(18)	(21)
Net operating income	131	102	140	146	219	236	262
Net loan loss provisions	(12)	(13)	(11)	(15)	(30)	(46)	(56)
Other income	(15)	1	(35)	(23)	(17)	(2)	(6)
Income before taxes	105	90	94	109	172	187	200

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Retail Banking Mexico

Million new mexican peso

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	12,241	8,745	3,496	40.0
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	3,990	3,259	731	22.4
Insurance activity	—	—	—	—
Commercial revenue	16,231	12,004	4,227	35.2
Gains (losses) on financial transactions	191	(128)	319	—
Gross operating income	16,422	11,876	4,546	38.3
Income from non-financial services (net) and other operating income	(518)	(468)	(50)	10.7
General administrative expenses	(7,478)	(6,765)	(713)	10.5
Personnel	(3,597)	(3,261)	(336)	10.3
Other administrative expenses	(3,881)	(3,504)	(376)	10.7
Depreciation and amortisation	(615)	(561)	(54)	9.7
Net operating income	7,811	4,082	3,729	91.4
Net loan loss provisions	(1,440)	(386)	(1,054)	273.0
Other income	(273)	(527)	253	(48.1)
Income before taxes	6,098	3,169	2,929	92.4

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Retail Banking Mexico

Million new mexican peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	2,773	2,964	3,008	3,461	3,601	3,898	4,742
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—	—
Net fees	1,101	1,125	1,033	1,154	1,325	1,361	1,305
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	3,874	4,089	4,041	4,615	4,925	5,259	6,047
Gains (losses) on financial transactions	123	(327)	76	(182)	105	178	(92)
Gross operating income	3,997	3,762	4,117	4,433	5,030	5,437	5,955
Income from non-financial services (net) and other operating income	(149)	(148)	(170)	(81)	(144)	(206)	(168)
General administrative expenses	(2,198)	(2,313)	(2,254)	(2,546)	(2,368)	(2,414)	(2,697)
Personnel	(1,100)	(1,131)	(1,031)	(1,056)	(1,172)	(1,189)	(1,237)
Other administrative expenses	(1,099)	(1,183)	(1,223)	(1,489)	(1,196)	(1,225)	(1,460)
Depreciation and amortisation	(180)	(190)	(191)	(242)	(192)	(198)	(226)
Net operating income	1,469	1,110	1,502	1,564	2,326	2,620	2,865
Net loan loss provisions	(133)	(140)	(113)	(156)	(320)	(513)	(607)
Other income	(162)	17	(381)	(243)	(181)	(24)	(68)
Income before taxes	1,174	987	1,008	1,165	1,825	2,083	2,190

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Retail Banking Chile

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	669	499	170	34.0
Income from companies accounted for by the equity method	1	0	1	150.7
Net fees	198	144	53	37.1
Insurance activity	—	—	—	—
Commercial revenue	867	643	224	34.8
Gains (losses) on financial transactions	(12)	(4)	(8)	204.1
Gross operating income	855	640	216	33.7
Income from non-financial services (net) and other operating income	(8)	(3)	(5)	158.1
General administrative expenses	(328)	(281)	(47)	16.7
Personnel	(204)	(171)	(33)	19.2
Other administrative expenses	(123)	(109)	(14)	12.8
Depreciation and amortisation	(34)	(31)	(3)	9.5
Net operating income	485	324	161	49.6
Net loan loss provisions	(92)	(71)	(21)	29.3
Other income	(47)	(25)	(22)	88.3
Income before taxes	346	228	118	51.7

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Retail Banking Chile

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	129	177	194	217	193	239	236
Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	40	44	59	62	63	68	66
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	170	221	253	279	257	307	303
Gains (losses) on financial transactions	12	2	(18)	(30)	13	(14)	(11)
Gross operating income	182	223	235	249	270	294	292
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(2)	(3)	(4)	(2)
General administrative expenses	(84)	(92)	(106)	(103)	(105)	(107)	(116)
Personnel	(49)	(60)	(62)	(64)	(65)	(69)	(70)
Other administrative expenses	(34)	(32)	(43)	(39)	(41)	(37)	(46)
Depreciation and amortisation	(9)	(10)	(12)	(11)	(11)	(17)	(6)
Net operating income	89	120	116	132	151	167	168
Net loan loss provisions	(24)	(18)	(29)	(34)	(30)	(36)	(26)
Other income	(3)	(17)	(5)	5	(0)	(18)	(29)
Income before taxes	62	85	81	104	120	113	113

Other information
Spread	5.79	6.01	5.87	5.45	5.71	5.70	5.73
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06

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Retail Banking Chile

Million dollars

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	831	630	202	32.0
Income from companies accounted for by the equity method	1	1	1	147.0
Net fees	246	182	64	35.1
Insurance activity	—	—	—	—
Commercial revenue	1,078	812	266	32.8
Gains (losses) on financial transactions	(15)	(5)	(10)	199.6
Gross operating income	1,063	807	256	31.8
Income from non-financial services (net) and other operating income	(10)	(4)	(6)	154.3
General administrative expenses	(408)	(354)	(53)	15.0
Personnel	(254)	(216)	(38)	17.5
Other administrative expenses	(153)	(138)	(15)	11.1
Depreciation and amortisation	(43)	(39)	(3)	7.9
Net operating income	603	409	194	47.4
Net loan loss provisions	(114)	(89)	(24)	27.4
Other income	(59)	(32)	(27)	85.5
Income before taxes	431	288	142	49.4

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Retail Banking Chile

Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	169	223	237	260	232	299	300
Income from companies accounted for by the equity method	0	0	0	0	0	1	0
Net fees	53	56	73	75	76	85	84
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	222	280	310	335	309	384	385
Gains (losses) on financial transactions	16	2	(23)	(37)	15	(16)	(13)
Gross operating income	238	282	287	298	324	368	371
Income from non-financial services (net) and other operating income	(0)	(2)	(2)	(3)	(3)	(5)	(3)
General administrative expenses	(110)	(116)	(129)	(124)	(127)	(134)	(147)
Personnel	(65)	(76)	(76)	(77)	(78)	(87)	(89)
Other administrative expenses	(45)	(40)	(53)	(47)	(49)	(47)	(58)
Depreciation and amortisation	(12)	(12)	(15)	(13)	(13)	(21)	(8)
Net operating income	116	152	141	159	181	209	213
Net loan loss provisions	(32)	(22)	(35)	(41)	(36)	(45)	(33)
Other income	(3)	(22)	(6)	7	(1)	(22)	(36)
Income before taxes	81	108	99	125	144	142	144

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Retail Banking Chile

Million chilean peso

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	441,226	358,543	82,684	23.1
Income from companies accounted for by the equity method	698	303	395	130.3
Net fees	130,383	103,540	26,843	25.9
Insurance activity	—	—	—	—
Commercial revenue	572,307	462,386	109,922	23.8
Gains (losses) on financial transactions	(7,711)	(2,761)	(4,950)	179.3
Gross operating income	564,597	459,624	104,972	22.8
Income from non-financial services (net) and other operating income	(5,370)	(2,265)	(3,105)	137.1
General administrative expenses	(216,381)	(201,813)	(14,568)	7.2
Personnel	(134,944)	(123,214)	(11,730)	9.5
Other administrative expenses	(81,436)	(78,598)	(2,838)	3.6
Depreciation and amortisation	(22,601)	(22,477)	(124)	0.6
Net operating income	320,245	233,069	87,176	37.4
Net loan loss provisions	(60,457)	(50,918)	(9,539)	18.7
Other income	(31,184)	(18,033)	(13,151)	72.9
Income before taxes	228,604	164,119	64,485	39.3

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Retail Banking Chile

Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	97,709	129,756	131,078	138,262	122,307	157,600	161,319
Income from companies accounted for by the equity method	212	93	(1)	54	236	303	160
Net fees	30,697	32,557	40,286	39,623	40,177	44,732	45,475
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	128,617	162,406	171,363	177,938	162,720	202,634	206,954
Gains (losses) on financial transactions	9,258	1,187	(13,206)	(20,585)	7,937	(8,645)	(7,003)
Gross operating income	137,875	163,593	158,157	157,354	170,657	193,989	199,951
Income from non-financial services (net) and other operating income	(4)	(1,101)	(1,161)	(1,656)	(1,601)	(2,376)	(1,393)
General administrative expenses	(63,379)	(67,186)	(71,248)	(64,967)	(66,629)	(70,521)	(79,230)
Personnel	(37,492)	(43,893)	(41,829)	(40,422)	(40,890)	(45,896)	(48,158)
Other administrative expenses	(25,886)	(23,293)	(29,419)	(24,545)	(25,739)	(24,626)	(31,072)
Depreciation and amortisation	(7,111)	(7,203)	(8,164)	(6,815)	(7,089)	(11,022)	(4,490)
Net operating income	67,382	88,103	77,584	83,915	95,339	110,069	114,837
Net loan loss provisions	(18,365)	(12,908)	(19,644)	(21,772)	(19,107)	(23,637)	(17,714)
Other income	(1,922)	(12,763)	(3,348)	4,370	(313)	(11,583)	(19,287)
Income before taxes	47,095	62,431	54,592	66,513	75,919	74,849	77,836

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Global Wholesale Banking

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	905	547	358	65.4
Income from companies accounted for by the equity method	—	—	—	—
Net fees	472	355	117	32.9
Insurance activity	—	—	—	—
Commercial revenue	1,377	902	475	52.6
Gains (losses) on financial transactions	502	488	14	2.8
Gross operating income	1,879	1,390	488	35.1
Income from non-financial services (net) and other operating income	(22)	(17)	(5)	31.5
General administrative expenses	(478)	(421)	(57)	13.6
Personnel	(300)	(254)	(46)	18.1
Other administrative expenses	(178)	(167)	(11)	6.8
Depreciation and amortisation	(46)	(41)	(4)	10.4
Net operating income	1,332	911	421	46.2
Net loan loss provisions	(261)	(11)	(250)	—
Other income	13	19	(7)	(34.6)
Income before taxes	1,084	919	165	17.9

			Variation
	30.09.06	30.09.05	Amount	%
Business volumes
Total assets	144,500	138,907	5,593	4.0
Loans and credits	42,877	27,264	15,613	57.3
Customer deposits	40,092	36,017	4,075	11.3

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Global Wholesale Banking

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	191	164	192	181	256	302	346
Income from companies accounted for by the equity method	1	(1)	—	—	—	—	—
Net fees	111	128	116	134	153	131	188
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	303	291	308	314	409	434	534
Gains (losses) on financial transactions	145	249	94	166	234	13	254
Gross operating income	448	541	402	481	644	447	788
Income from non-financial services (net) and other operating income	(7)	(2)	(8)	(8)	(8)	(8)	(7)
General administrative expenses	(136)	(142)	(143)	(150)	(157)	(156)	(165)
Personnel	(82)	(87)	(85)	(97)	(97)	(99)	(104)
Other administrative expenses	(54)	(55)	(58)	(52)	(60)	(57)	(62)
Depreciation and amortisation	(13)	(15)	(14)	(17)	(15)	(15)	(15)
Net operating income	293	381	237	306	463	269	600
Net loan loss provisions	(19)	10	(3)	(57)	(55)	(62)	(145)
Other income	8	4	7	(8)	36	15	(39)
Income before taxes	282	395	242	240	445	222	417

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Business volumes
Total assets	135,028	133,326	138,907	145,163	137,090	137,695	144,500
Loans and credits	25,977	27,847	27,264	30,163	31,121	34,308	42,877
Customer deposits	40,969	34,152	36,017	35,592	35,710	33,427	40,092

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Asset Management and Insurance

Million euros

			Variation
	Jan.-Sep. 06	Jan.-Sep. 05	Amount	%
Income statement
Net interest income	(47)	(107)	60	(56.4)
Income from companies accounted for by the equity method	—	—	—	—
Net fees	520	471	49	10.4
Insurance activity	548	611	(63)	(10.3)
Commercial revenue	1,022	975	46	4.7
Gains (losses) on financial transactions	36	28	9	32.1
Gross operating income	1,058	1,003	55	5.5
Income from non-financial services (net) and other operating income	(0)	0	(0)	—
General administrative expenses	(411)	(463)	52	(11.2)
Personnel	(224)	(221)	(3)	1.5
Other administrative expenses	(187)	(242)	55	(22.7)
Depreciation and amortisation	(14)	(15)	0	(2.9)
Net operating income	633	526	107	20.3
Net loan loss provisions	0	(0)	0	—
Other income	(7)	4	(11)	—
Income before taxes	626	530	96	18.1

			Variation
	30.09.06	30.09.05	Amount	%
Business volumes
Total assets	11,476	8,496	2,981	35.1
Loans and credits	164	251	(86)	(34.5)
Customer deposits	1	18	(17)	(96.6)

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Asset Management and Insurance

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Income statement
Net interest income	(36)	(37)	(34)	(39)	(32)	(29)	14
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	141	149	181	196	180	170	169
Insurance activity	214	184	213	202	210	242	96
Commercial revenue	319	296	360	360	358	384	280
Gains (losses) on financial transactions	14	9	5	4	14	12	10
Gross operating income	333	305	365	364	372	396	290
Income from non-financial services (net) and other operating income	0	(0)	0	(0)	(0)	1	(0)
General administrative expenses	(138)	(161)	(163)	(200)	(154)	(158)	(99)
Personnel	(65)	(73)	(82)	(87)	(84)	(86)	(54)
Other administrative expenses	(73)	(88)	(81)	(113)	(70)	(72)	(45)
Depreciation and amortisation	(5)	(4)	(6)	(4)	(5)	(6)	(3)
Net operating income	190	140	196	159	213	232	187
Net loan loss provisions	(4)	4	0	0	0	(0)	0
Other income	9	1	(5)	(1)	(4)	(1)	(2)
Income before taxes	194	144	191	158	209	232	185

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06
Business volumes
Total assets	7,266	8,087	8,496	9,172	9,835	10,337	11,476
Loans and credits	369	249	251	194	162	158	164
Customer deposits	24	23	18	21	1	2	1

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NPL ratio

%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06

Continental Europe	0.83	0.79	0.77	0.76	0.76	0.72	0.73
Santander Netwok	0.60	0.59	0.59	0.59	0.56	0.55	0.57
Banesto	0.57	0.54	0.49	0.49	0.46	0.45	0.43
Santander Consumer	2.36	2.18	2.28	2.40	2.41	2.46	2.57
Portugal	1.23	1.03	0.87	0.78	0.71	0.56	0.61
United Kingdom (Abbey)	0.84	0.80	0.74	0.67	0.64	0.63	0.64
Latin America	2.64	2.09	1.90	1.82	1.71	1.77	1.65
Brazil	2.70	2.89	2.92	2.88	2.76	3.06	2.82
Mexico	0.89	0.89	0.85	0.89	0.69	0.89	0.90
Chile	3.42	2.98	2.45	2.31	2.15	1.90	1.78
Operating Areas	1.02	0.94	0.89	0.86	0.83	0.81	0.80

Spain	0.61	0.59	0.58	0.57	0.56	0.54	0.55

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NPL coverage

%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06

Continental Europe	227.46	240.04	246.03	246.60	247.61	252.84	247.45
Santander Netwok	267.12	274.52	284.78	289.26	299.75	313.42	298.84
Banesto	336.68	349.50	380.09	371.55	392.62	393.44	399.94
Santander Consumer	127.23	128.63	124.66	125.20	124.43	119.46	113.83
Portugal	182.44	216.93	244.38	243.19	258.04	301.39	289.69
United Kingdom (Abbey)	71.81	73.73	70.69	77.72	79.32	81.98	84.18
Latin America	160.86	182.04	185.01	186.50	183.37	167.53	166.55
Brazil	188.11	164.62	147.80	138.52	126.24	109.28	106.61
Mexico	290.07	286.56	280.50	273.43	335.91	251.48	240.83
Chile	130.95	141.12	160.75	165.57	165.07	174.22	168.01
Operating Areas	161.12	172.81	174.32	182.33	184.72	184.20	183.77

Spain	286.12	299.57	311.67	317.86	322.28	330.79	325.24

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Spreads loans and deposits

%

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06	Q3 ’06
Santander Network
Spread loans	1.40	1.43	1.45	1.46	1.39	1.29	1.31
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87	1.95
SUM	2.93	2.93	2.94	3.00	3.10	3.16	3.26

Retail Banking Banesto
Spread loans	1.50	1.48	1.46	1.43	1.38	1.36	1.30
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64	1.83
SUM	2.80	2.79	2.75	2.84	2.92	3.00	3.13

Santander Consumer Finance
Spread loans	5.14	5.00	5.08	4.81	4.79	4.58	4.15

Retail Banking Portugal
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63	1.56
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21	1.24
SUM	2.94	2.95	2.92	2.84	2.85	2.84	2.80

Retail Banking Abbey
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73	0.70
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74	0.75
SUM	1.46	1.44	1.46	1.45	1.44	1.47	1.45

Retail Banking Brazil
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78	16.70
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06	1.88
SUM	17.49	17.06	17.83	18.33	20.17	19.84	18.58

Retail Banking Mexico
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87	10.15
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98	3.07
SUM	10.87	11.30	11.06	11.19	11.19	11.85	13.22

Retail Banking Chile
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56	4.67
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14	1.06
SUM	5.79	6.01	5.87	5.45	5.71	5.70	5.73

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Risk-weighted assets

Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06

Continental Europe	183,244	195,856	198,308	212,605	223,842	243,647	252,867
Santander Netwok	69,944	71,968	74,609	79,622	83,185	89,836	93,415
Banesto	44,254	49,491	49,251	49,715	55,413	56,929	58,776
Santander Consumer	24,875	26,890	27,795	28,474	28,405	31,810	31,465
Portugal	22,156	21,569	22,320	22,960	22,891	23,022	22,959
United Kingdom (Abbey)	92,025	92,903	102,634	101,567	107,817	103,030	98,897
Latin America	47,086	56,025	56,109	62,972	66,242	63,784	67,579
Brazil	10,025	14,186	13,606	14,979	16,811	15,303	16,082
Mexico	10,143	12,453	11,237	13,621	13,017	12,778	15,196
Chile	10,460	11,858	12,997	13,730	14,403	13,232	14,112
Operating Areas	322,356	344,784	357,051	377,143	397,901	410,460	419,342
Financial management and equity stakes	36,478	39,644	44,120	35,591	29,706	33,960	37,403
Total	358,834	384,428	401,171	412,734	427,607	444,420	456,745

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	October 31, 2006	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President